Filed Pursuant to Rule 424(b)(3)
Registration No.  333-88498
SUBJECT TO COMPLETION, DATED JUNE 7, 2002
The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus Supplement To Prospectus Dated June 7, 2002

15,000,000 Shares

Common Stock

$              per share

Nortel Networks LLC is offering 15,000,000 shares of common stock. We will not receive any proceeds from the sale of these shares.

Our shares are listed on the Nasdaq National Market under the symbol “ARRS.” On June 7, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $6.40 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement and the risk factors contained in the accompanying prospectus and the reports incorporated by reference in this prospectus supplement for a discussion of risks associated with owning our common stock.

	Per Share	Total

Price to the public	$	$
Underwriting discount	$	$
Proceeds to Nortel Networks LLC	$	$

Nortel Networks LLC has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 2,250,000 shares from Nortel Networks LLC within 30 days following the date of this prospectus supplement to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Joint Book Running Managers

CIBC World Markets	JPMorgan

Needham & Company, Inc.

SunTrust Robinson Humphrey

H.C. Wainwright & Co., Inc.

The date of this Prospectus Supplement is      , 2002

[Graphics]

INSIDE FRONT COVER PAGE — DESCRIPTION OF ARTWORK

The “ARRIS” logo appears in the upper right corner of the page. Underneath the logo, the phrase “Providing complete network solutions from the headend to the home” surrounds pictures of several ARRIS products. In the lower left corner, a graphic of an end-to-end system appears.

INSIDE COVER GATEFOLD — DESCRIPTION OF ARTWORK

In the upper right corner the phrase “the complete broadband IP and transport for local access” appears. Immediately underneath this phrase appears the following text: “Product and integration solutions across the network for the Headend/Central Office (CO), Plant, Subscriber Premises, Operations, Administrative, Maintenance and Provisioning (OAM&P) and Services.”

Spanning from the left to right appears a diagram of an end-to-end network system from the headend to the subscriber premises with pictures of ARRIS products along the various points of the network. Underneath the diagram appears five columns with headings that read from left to right “headend,” “plant,” subscriber premises,” “oam&p” and “services.” Under each of these headings appears a list of specific products and services offered by ARRIS for each of the various points along the network.

Table of Contents for attached Prospectus dated June 7, 2002:

As used in this prospectus supplement, the terms “ARRIS,” “we,” “our,” and “us” and other similar terms refer to ARRIS Group, Inc. and our consolidated subsidiaries, unless we specify otherwise. Unless we indicate otherwise, the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 11450 Technology Circle, Duluth, Georgia 30097, and our telephone number is (678)473-2000.

The underwriters are offering the shares subject to various conditions and may request all or part of any order. The shares should be ready for delivery on or about                     , 2002, against payment in immediately available funds.

Prospectus Supplement Summary

This summary highlights information contained in other parts of this prospectus supplement. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus supplement carefully, including “Risk Factors” beginning on page S-8.

About ARRIS

We provide cable telephony, high-speed data, transmission and optical transport solutions for broadband local access networks. Our products, which span from the cable operator’s headend or central office facilities to the subscriber premises, allow cable operators to offer toll quality voice, high-speed data and video services cost efficiently over an integrated hybrid fiber/coax, or HFC, network. Our broadband products, which represent our largest and fastest growing product category in terms of revenues, include our constant bit rate, or CBR, and Voice over Internet Protocol, or VoIP, cable telephony and data product lines. We are the market leader in cable telephony with 42 customers serving subscribers in 101 cities in 13 countries. We have approximately 14 million lines of installed telephony capacity with approximately 3 million active lines. Additionally, we have been involved in 17 field trials for our VoIP and next generation data products.

In response to slowing video subscriber growth, the introduction of competing access technologies and subscriber churn, among other reasons, cable operators are evaluating opportunities to deliver enhanced services, such as high-speed data and telephony to their subscriber installed base. These operators have aggressively upgraded their cable plant to provide enhanced services and have spent over $40 billion in the U.S. since 1998 on infrastructure upgrades and other expenditures. According to Cahners In-Stat, cable telephony revenues are projected to increase from $1.8 billion in 2001 to approximately $6.5 billion in 2005, representing a compound annual growth rate of 37.8%. Additionally, according to Cahners In-Stat, worldwide cable modem subscribers are projected to increase from 12.2 million in 2001 to over 33.0 million in 2005, representing a compound annual growth rate of 28.0%. With our comprehensive broadband product portfolio, we are well-positioned to address this enhanced service opportunity.

Our sales force targets global multiple system operators, or MSOs. We have established long-term relationships with leading operators globally and our customer base includes AT&T Broadband, Insight Communications, Comcast, AOL Time Warner, J-Com and Cabovisao. Additionally, we are a leading vendor of cable telephony equipment to AT&T, including its subsidiary AT&T Broadband, and Cox Communications.

We are a leading supplier of CBR products, having the most widely deployed CBR network interface units, or NIUs, for subscriber premises, and we are an emerging leader in internet protocol, or IP, based products, having the first two cable modem termination systems, or CMTS, for MSO premises that are DOCSIS 1.1 qualified. We also have the first embedded telephony cable modem that is DOCSIS 1.1 certified. DOCSIS 1.1 is the current governing technical standard for data and VoIP services in North America. We design our equipment to meet the strict performance reliability specifications and demanding environmental requirements expected of a lifeline, carrier-class residential telephone service. This reliability and robust design enables our MSO customers to compete with the incumbent local telephone company. We also offer full-service system integration services, including design, installation, configuration, testing and upgrade support, that enable operators to rapidly deploy new services on their networks with the assurance that all of the components of the network will interoperate seamlessly.

Our Transmission, Optical and Outside Plant products provide optimal space, flexibility, and performance efficiencies and can be tailored to meet specific cable operator requirements, thereby creating a reliable network that is compact and reduces overall hardware requirements. We also are one of the cable industry’s premier distributors of HFC network infrastructure products. We offer customers a wide selection of brands from a broad range of manufacturers. Through our Supplies and Services products, we provide a wide array of infrastructure products for aboveground or underground networks and a wide selection of tools, test equipment, power protection and other materials in order to meet the installation and operational needs of operators around the world.

We are the successor to ANTEC Corporation. In August 2001, Nortel Networks and ANTEC combined their joint venture, Arris Interactive L.L.C., with ANTEC to create our current company, ARRIS Group, Inc., which was formerly known as Broadband Parent Corporation.

The Offering

Common stock offered by Nortel Networks	15,000,000
Use of proceeds from the sale of shares offered by Nortel Networks	We will not receive any of the proceeds from the sale of the shares of common stock by Nortel Networks.
Common stock to be outstanding after the offering	81,776,005

Nasdaq National Market Symbol	ARRS

The number of shares outstanding immediately after the offering is based on the number of shares outstanding as of May 31, 2002, and excludes 13,632,608 shares subject to stock options, 95,443 shares currently reserved for issuance under the employee stock purchase plan for the purchase period ending on September 30, 2002 and 457,613 shares of restricted stock outstanding as of May 31, 2002. It also excludes 4,149,917 shares issuable upon the conversion of our 4 1/2% Convertible Subordinated Notes due 2003. The stockholder of record in this offering is Nortel Networks LLC, a wholly owned subsidiary of Nortel Networks Inc. and an indirect subsidiary of Nortel Networks Corporation. Nortel Networks Corporation exercises sole voting and investment power with respect to the shares being offered hereby by Nortel Networks LLC. For convenience, this prospectus supplement uses “Nortel Networks” to refer to all of Nortel Networks Corporation, Nortel Networks Inc. and Nortel Networks LLC and specifies the specific entity where material.

Recent Developments

Sale of Keptel

On April 24, 2002 we entered into a definitive agreement to sell Keptel, one of our product lines, to an undisclosed buyer. Keptel designs and markets network interface systems and fiber optic cable management products primarily for traditional telco residential and commercial applications. The transaction, which closed on April 25, 2002, is valued at approximately $30.0 million plus an additional potential earnout for us over a twenty-four month period based on sales achievements. The transaction also includes a distribution agreement whereby we will continue to distribute Keptel products. The Keptel product line accounted for approximately $58.0 million, or 7.8%, of our revenues in 2001. As a result of the transaction, we will record a charge of approximately $40.0 to $50.0 million, predominantly related to the write-off of Keptel related goodwill. Due to our adoption of SFAS No. 142, Goodwill and Other Intangible Assets, it is expected that a substantial portion of the write-off of goodwill will ultimately be reflected in our first quarter 2002 results as a cumulative effect adjustment of a change in accounting principle.

Exchange Offer Relating to 4 1/2% Convertible Subordinated Notes due 2003

As of March 31, 2002, there were $115.0 million of our 4 1/2% convertible subordinated notes due 2003 outstanding. In April 2002, we exchanged 1,017,285 shares of our common stock for $9.75 million of the notes in private transactions. On May 10, 2002, as part of a public exchange offer, we exchanged 576,504 shares of our common stock for approximately $5.65 million of the notes. We will be recording the exchanges in accordance with SFAS No. 84, Induced Conversions of Convertible Debt, which requires the recognition of an expense equal to the fair value of additional shares of common stock issued in excess of the number of shares that would have been issued upon conversion under the original terms of the notes. As a result, in connection with these exchanges, we will be recording a non-cash loss of approximately $8.7 million, based upon an assumed weighted average common stock value of $9.10, as compared with a common stock value of $24.00 per share in the original conversion ratio for the notes. We are continuing to talk with holders of a significant portion of the remaining notes regarding future exchanges of their notes for common stock, which may be on terms different from the prior exchanges.

Agreements with Nortel Networks

In connection with this offering, we have entered into an option agreement with Nortel Networks that permits Arris Interactive to redeem Nortel Networks’ membership interest in Arris Interactive at a discount of up to 40% if Nortel Networks is able to sell a minimum of 10 million shares, or such lesser number of shares as Nortel Networks may elect to sell, in a firm commitment underwritten offering pursuant to the registration statement to which this prospectus supplement relates on or before June 30, 2002. The amount of the discount is based on the percentage of our shares of common stock that Nortel owns as of June 30, 2002. The discount percentage will be determined according to the following parameters:

Nortel Ownership Percentage of ARRIS	Discount
Common Stock as of June 30, 2002	Percentage

Less than 20%	40%
20% or more, but less than 21.5%	30%
21.5% or more, but less than 23%	27.5%
23% or more, but less than 25%	25%
25% or more, but less than 27%	21%
27% or more	20%

In addition, the option agreement provides that the term of the option shall commence on the closing date of the sale by Nortel Networks of at least 10 million shares, or such lesser number of shares as Nortel Networks may elect to sell, in a firm commitment underwritten offering pursuant to the registration statement to which this prospectus supplement relates and expire on June 30, 2003. We originally issued the new membership interest to Nortel Networks in connection with our acquisition from Nortel Networks in August 2001 of the portion of Arris Interactive that we did not own. As part of this transaction Nortel Networks received a new membership interest in Arris Interactive with a face amount of $100 million. The new membership interest earns a “paid in kind” return of 10% per annum, compounded annually, and would have become redeemable in approximately four quarterly installments commencing February 3, 2002, had we met certain availability and other tests under our revolving credit facility at that time. The availability tests were not met as of February 3, 2002 or May 3, 2002, and, as a result, we have not redeemed any of Nortel Networks’ membership interest. We do not anticipate that the availability tests will be met during the 2002 calendar year. At May 31, 2002, the membership interest including accrued interest was approximately $108 million.

As part of our negotiations relating to the redemption of Nortel Networks’ membership interest in Arris Interactive we have agreed to amend the terms of the existing amended and restated investor rights agreement between us, Nortel Networks LLC and Nortel Networks Inc. The effectiveness of the amendments is subject to the sale by Nortel Networks of a minimum of 10 million shares, or such lesser number of shares as Nortel Networks may elect to sell, in a firm commitment underwritten offering pursuant to the registration statement to which this prospectus supplement relates. The amendments will become effective upon the later of September 30, 2002, and the date that Nortel Networks’ ownership percentage drops below 27% of our outstanding common stock. In addition, the amendments provide that Nortel Networks agrees not to challenge a shareholder rights plan in the event that we decide to adopt such a plan.

In addition, Nortel Networks and Liberty Media have entered into a standstill agreement under which each of them has agreed that it will not exercise its registration rights or sell any shares of our common stock pursuant to Rule 144 of the Securities Act during the restricted period, excluding in the case of Nortel Networks the 21 million shares held by it that we previously registered for sale. The restricted period commences on the consummation of a firm commitment underwritten public offering pursuant to the registration statement to which this prospectus supplement relates and expires on the sooner of July 31, 2003 or thirty days after the completion of both of the following: (1) the refinancing, redemption or maturity of at least 66% of the original principal amount of our 4 1/2% convertible subordinated notes due May 15, 2003, and (2) the redemption by Arris Interactive of at least 66% of the original principal amount of Nortel Networks’ new membership interest in Arris Interactive plus accrued dividends.

Developments Relating to Adelphia Communications Corporation

On May 22, 2002, we announced that Adelphia indicated to us that for the near future it would not be issuing new orders for our products as it continues its efforts to conserve capital. Adelphia accounted for 8.1% of our revenue for the year ended December 31, 2001 and 8.9% of our revenue for the first quarter of 2002. In addition, as of June 5, 2002 we had outstanding receivables from Adelphia of approximately $19.6 million. We have not determined whether we will record an allowance with respect to these receivables, and we will be unable to make that determination until we receive additional facts and information regarding Adelphia’s situation. If we were to take an allowance for the full amount of the receivables, the effect would be to reduce our earnings by 24 cents per share. In addition, we have revised our guidance for the second quarter of 2002 to compensate for the reduction of revenues relating to sales to Adelphia. The revenue loss associated with Adelphia primarily affects our supplies and services product category, which has approximately $70 million of goodwill associated with it. We cannot presently determine whether any amounts of this goodwill will be impaired as a result of the Adelphia developments.

Amendments to Our Credit Agreement

In connection with the sale of the Keptel product line, our credit facility was amended in April and May 2002, to reduce the commitment amount under the credit facility to $143.0 million, to extend until March 31, 2003 the time period by which we must redeem or refinance approximately $54 million of our remaining 4 1/2% convertible subordinated notes, and to address other incidental matters.

Summary Historical Consolidated Financial Information

				Three months ended
	Years ended December 31,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)

	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$844,756	$998,730	$747,670	$212,788	$191,567
Cost of sales	679,774	812,958	628,700	180,697	132,052

Gross profit	164,982	185,772	118,970	32,091	59,515
Operating expenses:
Selling, general, administrative and development expenses	111,937	133,988	165,670	35,205	53,922
Amortization of intangibles	—	—	7,012	—	8,370
Amortization of goodwill	4,946	4,917	4,872	1,229	—
In process R&D write-off	—	—	18,800	—	—
Restructuring and other charges	5,647	—	36,541	—	—

	122,530	138,905	232,895	36,434	62,292

Operating income (loss)	42,452	46,867	(113,925)	(4,343)	(2,777)
Other expenses (income), net	11,936	11,913	24,334	6,077	5,957

Income (loss) before income taxes and extraordinary loss	30,516	34,954	(138,259)	(10,420)	(8,734)
Income tax expense (benefit)	13,806	14,285	27,619	(3,202)	(6,800)

Net income (loss) before extraordinary loss	16,710	20,669	(165,878)	(7,218)	(1,934)
Extraordinary loss	—	—	1,853	—	—

Net income (loss)	$16,710	$20,669	$(167,731)	$(7,218)	$(1,934)

Net income (loss) per common share:
Basic	$0.46	$0.54	$(3.13)	$(0.19)	$(0.02)

Diluted	$0.43	$0.52	$(3.13)	$(0.19)	$(0.02)

Net cash income (loss) per common share, excluding unusual items - diluted	$0.82	$0.70	$(0.30)	$(0.15)	$0.04

Weighted average common shares:
Basic	36,600	37,965	53,624	38,252	80,258

Diluted	38,867	39,571	53,624	38,252	80,258

March 31, 2002

(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$27,357
Total assets	833,471
Long-term debt	115,000
Membership Interest-Nortel Networks	106,610
Total stockholders’ equity	481,501

We have included in the table a line item for net cash income or loss per share, excluding unusual items. We believe that this information is an additional meaningful measure of operating performance. However, this information will necessarily be different from comparable information provided by other companies and should not be used as an alternative to our operating and other financial information as determined under accounting principles generally accepted in the United States, or GAAP. The line item in this table which concerns cash income or loss per share, excluding unusual items was calculated by adding amortization of goodwill and intangibles to our net income or loss and dividing that sum by the fully diluted weighted average of our common shares outstanding. This line item was not determined under GAAP and should not be considered in isolation or as a measure of our profitability or liquidity.

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus supplement and in our other filings incorporated by reference before deciding to invest in our common stock. The risks described below and in our other filings incorporated by reference are not the only ones facing us. Additional risks not presently known to us, or which we currently consider immaterial may also adversely affect us. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you could lose part or all of your investment.

Our business is dependent on customers’ capital spending on broadband communication systems, and reductions by customers in capital spending could adversely affect our business.

Our performance has been largely dependent on customers’ capital spending for constructing, rebuilding, maintaining or upgrading broadband communications systems. Capital spending in the telecommunications industry is cyclical. A variety of factors will affect the amount of capital spending, and therefore, our sales and profits including:

•	general economic conditions;
•	availability and cost of capital;
•	other demands and opportunities for capital;
•	regulations;
•	demands for network services;
•	competition and technology; and
•	real or perceived trends or uncertainties in these factors.

The markets in which we operate are intensely competitive, and competitive pressures may adversely affect our results of operations.

The markets for broadband communication systems are extremely competitive and dynamic, requiring the companies that compete in these markets to react quickly and capitalize on change. This will require us to retain skilled and experienced personnel as well as deploy substantial resources toward meeting the ever-changing demands of the industry. We compete with national and international manufacturers, distributors and wholesalers including many companies larger than us. Our major competitors include:

•	ADC Telecommunications;
•	C-COR.net;
•	Cisco Systems;
•	Harmonic;
•	Juniper Networks;
•	Motorola;
•	Phillips;
•	Riverstone Networks;
•	Scientific-Atlanta;
•	Tellabs; and
•	Terayon Communications Systems.

The rapid technological changes occurring in the broadband markets may lead to the entry of new competitors, including those with substantially greater resources than us. Since the markets in which we compete are characterized by rapid growth and, in some cases, low barriers to entry, smaller niche market companies and start-up ventures also may become principal competitors in the future. Actions by existing competitors and the entry of new competitors may have an adverse effect on our sales and profitability. The broadband communications industry is further characterized by rapid technological change. In the future, technological advances could lead to the obsolescence of some of our current products, which could have a material adverse effect on our business.

Further, many of our large competitors are in a better position to withstand any significant reduction in capital spending by customers in these markets. They often have broader product lines and market focus and therefore will not be as susceptible to downturns in a particular market. In addition, several of our competitors have been in operation longer than us and they therefore have more long-standing and established relationships with domestic and foreign broadband service providers than do we. We may not be able to compete successfully in the future, and competition may harm our business.

Our business has primarily come from several key customers. The loss of one of these customers or a significant reduction in services to one of these customers would have a material adverse effect on our business.

Our two largest customers are AT&T, including AT&T Broadband, and Cox Communications. For the three months ended March 31, 2002, sales to AT&T Broadband and its parent AT&T accounted for approximately 27.2% of our total sales, while sales to Cox Communications accounted for approximately 17.2%. We currently are the exclusive provider of telephony products for both AT&T Broadband in eight metro areas and Cox Communications. In addition, Cabovisao and Adelphia accounted for approximately 9.4% and 8.9% of our total sales for the first quarter of 2002. The loss of AT&T Broadband, Cox Communications or one of our other large customers, or a significant reduction in the services provided to any of them would have a material adverse impact on our business.

Developments relating to Adelphia Communications Corporation may adversely affect our business and results of operations.

Adelphia, which accounted for 8.9% of our sales in the first quarter of 2002 and 8.1% of our total sales for 2001, recently announced that it intends to restate its 1999, 2000 and 2001 financial statements subject to the completion of its annual audit work with its independent auditors, and it has delayed filing its Annual Report on Form 10-K. Adelphia has indicated that the restatements will tentatively reflect borrowings and related interest expense under certain co-borrowing arrangements with various entities affiliated with the Rigas family, who founded Adelphia and controls approximately 60% of the voting power, which amounted to approximately $3.1 billion as of December 31, 2001.

On June 3, 2002, Adelphia’s common stock was delisted from the Nasdaq National Market, in part because of Adelphia’s failure to file its Annual Report. The delay in filing its Annual Report constitutes an event of default under certain public debentures and under its subsidiary’s principal credit agreements and the delisting also triggers a default provision with convertible bondholders, allowing them to demand $1.4 billion in cash from Adelphia.

Recently, Adelphia has announced the resignations of four members of the Rigas family who were serving as executive officers and directors of Adelphia, including its chief executive officer and its chief financial officer. In addition, Adelphia announced that it was being investigated by the Securities and Exchange Commission and by federal grand juries in New York and Pennsylvania. Adelphia also has announced that it missed $44.7 million of interest and dividend payments due on May 15, 2002. Moody’s Investor Service has downgraded the ratings for Adelphia and its subsidiaries and left their ratings under review for possible further downgrade and warned that bankruptcy was an increasing likelihood. Standard & Poors has lowered its corporate credit rating on Adelphia and revised the credit watch implications to negative.

On May 22, 2002, we announced that Adelphia indicated to us that for the near future it would not be issuing new orders for our products as it continues its efforts to conserve capital. As a result, we expect that our sales and total revenues will be adversely affected. In addition, our accounts receivable from Adelphia at June 5, 2002 totaled approximately $19.6 million. We have not determined whether we will record an allowance with respect to these receivables. If we were to take an allowance for the full amount of the receivables, the effect would be to reduce our earnings by 24 cents per share. The revenue loss associated with Adelphia primarily affects our supplies and services product category, which has approximately $70 million of goodwill associated with it. We cannot presently determine whether this goodwill will be impaired as a result of the Adelphia developments. We cannot predict what further effects the developments relating to Adelphia will have on our business.

An inability to fully develop a sales, distribution and support infrastructure in international markets and the costs associated with developing this infrastructure may adversely affect our results of operations.

Historically, Arris Interactive relied upon Nortel Networks exclusively for sales, distribution and support of its products in the international markets and for certain customers in the North American market. We entered into a non-exclusive sales representation agreement with Nortel Networks to market Arris Interactive’s products. This agreement terminated on December 31, 2001, with respect to the North American market and this agreement will terminate on December 31, 2003, with respect to international markets. In June 2001, Nortel Networks announced that it was realigning its business, which will include the discontinuance of Nortel Networks’ access solutions operations, including its Arris Interactive related operations. To avoid reliance on Nortel Networks and other third parties, we have attempted to develop our own sales, marketing, distribution and support infrastructure, particularly to support and enhance our international sales. However, these efforts may not be successful, or if successful, might not be sufficient to offset sales lost from the discontinuance of our relationship with Nortel Networks.

Our credit facility imposes financial covenants that may adversely affect the realization of our strategic objectives.

We and certain of our subsidiaries have entered into a revolving credit facility providing for borrowing up to a committed amount of $143.0 million, with borrowing also limited by a borrowing base determined by reference to eligible accounts receivable and, subject to obtaining appropriate appraisals, eligible inventory. As of June 2, 2002, the borrowing base was $22.0 million. The committed amount under this revolving credit facility may be increased by up to $25.0 million, under certain conditions at a later date upon the agreement of the lenders thereunder. The credit facility imposes, among other things, covenants limiting the incurrence of additional debt and liens and requires us to meet certain financial objectives.

The credit facility has a maturity date of August 3, 2004. However, the maturity date of the credit facility will be March 31, 2003 in the event that approximately $54 million in principal amount of our 4  1/2% convertible subordinated notes due May 15, 2003 are not either refinanced or converted to our common stock prior to March 31, 2003 in a manner satisfactory to the lenders under the credit facility. In April 2002, we exchanged 1,017,285 shares of our common stock for $9.75 million of the notes in private transactions and announced an additional public exchange offer for up to $70.0 million of the notes. The public exchange offer expired May 10, 2002 with $5.65 million of the notes being tendered in exchange for 576,504 shares of our common stock. After giving effect to these transactions, there was $99.6 million in principal amount of the notes outstanding. The acceleration of the maturity date of the credit facility could have a material adverse effect on our business.

We have substantial stockholders that may not act consistent with the interests of the other stockholders.

As of May 31, 2002, Nortel Networks owned approximately 45.2% of our common stock and after selling its shares of our common stock offered by this prospectus supplement, excluding the underwriters’ overallotment option, it would own approximately 26.9 % of our common stock as of that date. Liberty Media Group, which is not a selling stockholder under this prospectus supplement, beneficially owns approximately 9.3% of our common stock. These respective ownership interests result in both Nortel Networks and Liberty Media having a substantial influence over us. Nortel Networks and Liberty Media may not exert their respective influences or sell their respective shares at a time or in a manner that is consistent with the interests of other stockholders. Even after selling 15 million shares of common stock offered by this prospectus supplement, Nortel Networks will still be, in its capacity as a large stockholder, able to significantly influence stockholder action, including, for instance, stockholder approval of a merger or large acquisition.

Our largest stockholder is selling a large portion of our common stock, which could cause the price of our stock to decline.

Under this prospectus supplement, Nortel Networks is selling a substantial amount of our common stock in the public market. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could lower the price of our common stock. Nortel Networks is exercising its rights under a registration rights agreement with us so that it is able to offer and sell shares of our common stock under this prospectus supplement. However, after selling the shares of our common stock offered by this prospectus supplement, Nortel Networks will still own 22 million shares of our common stock, excluding the underwriters’ over-allotment option. Six million of these shares are registered under the registration statement to which this prospectus supplement relates, while the remaining 16 million will still be subject to the registration rights agreement between us and Nortel Networks. This means that Nortel Networks will have the power to cause us to initiate a public offering for all or part of Nortel Networks’ remaining shares of our common stock, subject to the limitations set forth in the standstill agreement between Nortel Networks and Liberty Media whereby Nortel Networks and Liberty Media have agreed not to exercise their registration rights or sell any shares of our common stock held by them pursuant to Rule 144 of the Securities Act during the restricted period, excluding the shares registered by the registration statement to which this prospectus supplement relates. Further, Nortel Networks could cause us to file a shelf registration statement, which would allow Nortel Networks to sell the remainder of its unregistered ARRIS shares on the open market at an undetermined point in the future. Liberty Media currently has similar registration rights. Through the exercise of their registration rights, either Nortel Networks or Liberty Media or both could sell a large number of shares to the public after the expiration or termination of the standstill agreement. For more information on the standstill agreement between Nortel Networks and Liberty Media, see the section of this prospectus supplement entitled “Shares Eligible for Future Sale.”

Nortel Networks also owns a redeemable membership interest in Arris Interactive. The terms of the membership interest may require Nortel Networks to exchange the membership interest for common stock, preferred stock (which may be convertible), or notes (which may be convertible) upon the happening of certain circumstances. The exchange for, and conversion into, our common stock would occur at the then prevailing market price of the common stock. Since some of the circumstances under which exchange and/or conversion is permitted may occur in the event that we are in significant financial distress, it is possible that the market price of the common stock would be quite low and that Nortel Networks would be able to convert its new membership interest into a significant, but presently undeterminable, portion of our common stock which could dilute our other stockholders.

We may adopt a shareholder rights plan or take other actions that could delay or prevent a third-party acquisition.

In connection with both the registration of the shares offered under this prospectus and the standstill agreement between Nortel Networks and Liberty Media, we agreed, under certain circumstances, to relax restrictions in the investor rights agreement that will make it easier for Nortel Networks to sell its shares of our stock beginning September 30, 2002. As a result, our board of directors has considered whether the adoption of a shareholder rights plan (commonly known as a “poison pill”) is appropriate, and prior to September 30, 2002, we expect that our board of directors again will consider adopting a shareholder rights plan which, if adopted, could make it more difficult for a third party to acquire us or may delay that process. For more information on the standstill agreement see the section of this prospectus supplement entitled “Shares Eligible for Future Sale.”

We may dispose of existing product lines or acquire new product lines in transactions that may adversely impact us and our future results.

On an ongoing basis, we evaluate our various product offerings in order to determine whether any should be sold or closed and whether there are businesses that we should pursue acquiring. Future acquisitions and divestitures entail various risks, including:

•	the risk that we will not be able to find a buyer for a product line while product line sales and employee morale will have been damaged because of general awareness that the product line is for sale;

•	the risk that the purchase price obtained will not be equal to the book value of the assets for the product line that we sell; and

•	the risks that acquisitions will not be integrated or otherwise perform as expected.

Products currently under development may fail to realize anticipated benefits.

Rapidly changing technologies, evolving industry standards, frequent new product introductions and relatively short product life cycles characterize the markets for our products. The technology applications currently under development by us may not be successfully developed. Even if the developmental products are successfully developed, they may not be widely used or we may not be able to successfully exploit these technology applications. To compete successfully, we must quickly design, develop, manufacture and sell new or enhanced products that provide increasingly higher levels of performance and reliability. However, we may not be able to successfully develop or introduce these products if our products:

•	are not cost effective;

•	are not brought to market in a timely manner;

•	fail to achieve market acceptance; or

•	fail to meet industry certification standards.

Furthermore, our competitors may develop similar or alternative new technology applications that, if successful, could have a material adverse effect on us. Our strategic alliances are based on business relationships that have not been the subject of written agreements expressly providing for the alliance to continue for a significant period of time. The loss of a strategic partner could have a material adverse effect on the progress of new products under development with that partner.

Consolidations in the telecommunications industry could result in delays or reductions in purchases of products, which would have a material adverse effect on our business.

The telecommunications industry has experienced the consolidation of many industry participants and this trend is expected to continue. We and one or more of our competitors may each supply products to businesses that have merged or will merge in the future. Consolidations could result in delays in purchasing decisions by the merged businesses, and we could play either a greater or lesser role in supplying the communications products to the merged entity. These purchasing decisions of the merged companies could have a material adverse effect on our business.

Mergers among the supplier base also have increased, and this trend may continue. The larger combined companies with pooled capital resources may be able to provide solution alternatives with which we would be put at a disadvantage to compete. The larger breadth of product offerings by these consolidated suppliers could result in customers electing to trim their supplier base for the advantages of one-stop shopping solutions for all of their product needs. These consolidated supplier companies could have a material adverse effect on our business.

Our success depends in large part on our ability to attract and retain qualified personnel in all facets of our operations.

Competition for qualified personnel is intense, and we may not be successful in attracting and retaining key executives, marketing, engineering and sales personnel, which could impact our ability to maintain and grow our operations. Our future success will depend, to a significant extent, on the ability of our management to operate effectively. In the past, competitors and others have attempted to recruit our employees and in the future, their attempts may continue. The loss of services of any key personnel, the inability to attract retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and other technical professionals could negatively affect our business.

We are substantially dependent on contract manufacturers, and an inability to obtain adequate and timely delivery of supplies could adversely affect our business.

Many components, subassemblies and modules necessary for the manufacture or integration of our products are obtained from a sole supplier or a limited group of suppliers, including Nortel Networks. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks including a potential inability to obtain an adequate supply of required components, subassemblies or modules and reduced control over pricing, quality and timely delivery of components, subassemblies or modules. Historically, we have not generally maintained long-term agreements with any of our suppliers or subcontractors. An inability to obtain adequate deliveries or any other circumstance that would require us to seek alternative sources of supply could affect our ability to ship products on a timely basis. Any inability to reliably ship our products on time could damage relationships with current and prospective customers and harm our business.

Our international operations may be adversely affected by any decline in the demand for broadband systems designs and equipment in international markets.

Sales of broadband communications equipment into international markets are an important part of our business. The entire line of our products is marketed and made available to existing and potential international customers. In addition, United States broadband system designs and equipment are increasingly being employed in international markets, where market penetration is relatively lower than in the United States. While international operations are expected to comprise an integral part of our future business, international markets may no longer continue to develop at the current rate, or at all. We may fail to receive additional contracts to supply equipment in these markets.

Our international operations may be adversely affected by changes in the foreign laws in the countries in which we have manufacturing or assembly plants.

A significant portion of our products are manufactured or assembled in Mexico and the Philippines and other countries outside of the United States. The governments of the foreign countries in which we have plants may pass laws that impair our operations, such as laws that impose exorbitant tax obligations or nationalize these manufacturing facilities.

We may face difficulties in converting earnings from international operations to U.S. dollars.

We may encounter difficulties in converting our earnings from international operations to U.S. dollars for use in the United States. These obstacles may include problems moving funds out of the countries in which the funds were earned and difficulties in collecting accounts receivable in foreign countries where the usual accounts receivable payment cycle is longer.

Our profitability has been, and may continue to be, volatile, which could adversely affect the price of our stock.

We have experienced several years with significant operating losses. Although we have been profitable in the past, we may not be profitable or meet the level of expectations of the investment community in the future, which could have a material adverse impact on our stock price. In addition, our operating results may be adversely affected by timing of sales or a shift in our products mix, which may add to the volatility of our results.

We may face higher costs associated with protecting our intellectual property.

Our future success depends in part upon our proprietary technology, product development, technological expertise and distribution channels. We cannot predict whether we can protect our technology, or whether competitors can develop similar technology independently. We have received and may continue to receive from third parties, including some of our competitors, notices claiming that we have infringed upon third-party patents or other proprietary rights. Any of these claims, whether with or without merit, could result in costly litigation, divert the time, attention and resources of our management, delay our product shipments, or require us to enter into royalty or licensing agreements. If a claim of product infringement against us is successful and we fail to obtain a license or develop non-infringing technology, our business and operating results could be adversely affected.

Cautionary Statements Concerning Forward-Looking Statements

This document contains numerous forward-looking statements about our financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for stock or ownership interests and other matters. The words “estimate,” “project,” “intend,” “expect,” “believe,” “forecast” and similar expressions are intended to identify these forward-looking statements, but some of these statements may use other phrasing. Any statement in this document that is not a historical fact is a forward-looking statement. Except to the extent required by applicable law, we expressly disclaim any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Such forward-looking statements, wherever they occur in this document, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements are described in the risk factors above and elsewhere in this document. In addition to the foregoing, (1) all of the factors affecting our business may not have been correctly identified and assessed; (2) the publicly available and other information, upon which the analysis contained in this document is based, may not be complete or correct; (3) the analysis may not be correct; or (4) the strategies, which are based in part on this analysis, may not be successful.

Common Stock Market Data

On August 6, 2001, our common stock began trading on the Nasdaq National Market under the symbol “ARRS.” Prior to the ARRIS reorganization on August 3, 2001, our common stock traded on the Nasdaq National Market under the symbol “ANTC.”

The following table reports the high and low trading prices per share of our common stock as reported by the Nasdaq National Market for each of the quarters since January 1, 2000:

	High	Low

2000:
First Quarter	$61.25	$28.94
Second Quarter	$57.00	$34.38
Third Quarter	$50.00	$20.44
Fourth Quarter	$29.75	$6.88

2001:
First Quarter	$14.38	$6.63
Second Quarter	$15.76	$5.25
Third Quarter	$13.59	$2.68
Fourth Quarter	$11.65	$3.18

2002:
First Quarter	$10.70	$7.71
Second Quarter (through June 7th)	$9.90	$5.87

On June 7, 2002, the last sales price for our common stock as reported by the Nasdaq National Market was $6.40 per share. As of May 31, 2002, there were approximately 174 record holders of our common stock.

We have not paid dividends on our common stock since our inception. Our primary loan agreement contains covenants that prohibit us from paying dividends.

Use of Proceeds

Nortel Networks will receive all of the proceeds from the sale of its common stock offered by this prospectus supplement. We will not receive any of the proceeds from the sale of the shares of common stock by Nortel Networks, but have agreed to bear certain expenses associated with registering the shares under federal and state securities laws.

Capitalization

The following table sets forth our capitalization as of March 31, 2002 on an actual basis, in thousands.

March 31, 2002

Cash and cash equivalents	$27,357

Capital lease obligations, net of current portion	$899
Long-term debt, net of current portion	115,000
Membership interest	106,610
Stockholders’ equity:
Preferred stock, par value $1.00 per share, 5.0 million shares authorized, none issued and outstanding	—
Common stock, par value $0.01 per share, 320.0 million shares authorized, 80.5 million shares issued and outstanding	807
Additional paid-in capital	578,829
Accumulated deficit	(92,096)
Unearned compensation	(2,618)
Accumulated other comprehensive income	(3,421)

Total stockholders’ equity	481,501

Total capitalization	$704,010

Selected Consolidated Financial Data

This section presents our selected consolidated historical financial data and other information. The selected consolidated financial data as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 set forth below are derived from our accompanying audited consolidated financial statements, and should be read together with such statements and related notes thereto. The selected consolidated financial data as of December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997 are derived from audited consolidated financial statements that have not been included in this filing. The historical consolidated financial information is not necessarily indicative of the results of future operations and should be read together with our historical consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this document.

						Three months ended
	Years ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

	(in thousands, except per share data)					(unaudited)
Consolidated Operating Data:
Net sales	$480,078	$546,767	$844,756	$998,730	$747,670	$212,788	$191,567
Cost of sales(1)(4)(5)(6)(7)(12)	365,860	404,999	679,774	812,958	628,700	180,697	132,052

Gross profit	114,218	141,768	164,982	185,772	118,970	32,091	59,515
Selling, general, administrative and development expenses (2)(5)(7)	110,803	105,643	111,937	133,988	165,670	35,205	53,922
Amortization of goodwill	4,927	4,910	4,946	4,917	4,872	1,229	—
Amortization of intangibles	—	—	—	—	7,012	—	8,370
In-process R&D write-off(8)	—	—	—	—	18,800	—	—
Restructuring and other(1)(3)(4)(11)	21,550	9,119	5,647	—	36,541	—	—

Operating (loss) income	(23,062)	22,096	42,452	46,867	(113,925)	(4,343)	(2,777)
Interest expense	6,264	9,337	12,406	11,053	9,315	2,746	1,667
Membership interest	—	—	—	—	4,110	—	2,500
Other (income) expense, net	(348)	(977)	(745)	87	10,142	2,972	1,576
Loss on marketable securities(13)	—	—	275	773	767	359	214

(Loss) income before income taxes and extraordinary loss	(28,978)	13,736	30,516	34,954	(138,259)	(10,420)	(8,734)
Income tax (benefit) expense(10)	(7,534)	7,911	13,806	14,285	27,619	(3,202)	(6,800)

Net (loss) income before extraordinary loss	(21,444)	5,825	16,710	20,669	(165,878)	(7,218)	(1,934)
Extraordinary loss(9)	—	—	—	—	1,853	—	—

Net (loss) income	$(21,444)	$5,825	$16,710	$20,669	$(167,731)	$(7,218)	$(1,934)

Net (loss) income per common share:
Basic	$(0.55)	$0.16	$0.46	$0.54	$(3.13)	$(0.19)	$(0.02)

Diluted	$(0.55)	$0.15	$0.43	$0.52	$(3.13)	$(0.19)	$(0.02)

Consolidated Balance Sheet Data (at period end):
Working capital	$133,302	$200,194	$255,000	$305,921	$250,862	$216,519	$248,141
Total assets	443,883	532,645	700,541	731,495	752,115	742,178	833,471
Long-term debt	72,339	181,000	183,500	204,000	115,000	115,000	115,000
Membership interest — Nortel Networks	—	—	—	—	104,110	—	106,610
Stockholders’ equity	295,785	249,778	309,338	341,902	414,543	335,991	481,501

(1)	In 1999, we recorded pre-tax charges of approximately $16.0 million in conjunction with the closure of our New Jersey facility and the discontinuance of certain products. The charges included approximately $2.6 million related to personnel costs and approximately $3.0 million related to lease termination and other costs. The charges also included an inventory write-down of approximately $10.4 million reflected in cost of sales. In 2000, we recorded an additional $3.5 million pre-tax charge to cost of sales related to the 1999 reorganization.

(2)	In 2000, we recorded a pre-tax gain of $2.1 million as a result of the curtailment of our defined benefit pension plan.

(3)	In 1998, we recorded pre-tax charges of approximately $10.0 million in conjunction with the consolidation of our corporate and administrative functions. The charges included approximately $7.6 million related to personnel costs and approximately $2.4 million related to lease termination and other costs. Subsequently, during the fourth quarter of 1998, we reduced this charge by $0.9 million as a result of the ongoing evaluation of the estimated costs associated with these actions.

(4)	In 1997 we recorded pre-tax charges of approximately $28.0 million in connection with our acquisition of TSX Corporation. The charges included are inventory, write-downs of approximately $6.5 million reflected in cost of sales. The acquisition was accounted for as a pooling of interests.

(5)	During 2001, we significantly reduced our overall employment levels. This resulted in a pre-tax charge to cost of sales of approximately $1.3 million for severance and related costs and a pre-tax charge of $3.7 million to operating expenses.

(6)	During 2001, a one-time warranty expense relating to a specific product was recorded, resulting in a pre-tax charge of $4.7 million for the expected replacement cost of this product. We do not anticipate any further warranty expenses to be incurred in connection with this product.

(7)	In 2001, in connection with the outsourcing of most of our manufacturing functions, we recorded pre-tax restructuring and impairment charges of approximately $66.2 million. Included in these charges was approximately $32.0 million related to the write-down of inventories, and remaining warranty and purchase order commitments of approximately $1.7 million were charged to cost of goods sold. Also included in these charges was approximately $5.7 million related to severance and associated personnel costs, $5.9 million related to the impairment of goodwill due to the sale of the power product lines, $14.8 million related to the impairment of fixed assets, and approximately $6.1 million related to lease terminations of factories and office space and other shutdown expenses.

(8)	During 2001, we recorded a pre-tax write-off of in-process R&D of $18.8 million in connection with the Arris Interactive L.L.C. acquisition.

(9)	During 2001, we recorded pre-tax charges of $1.9 million as an extraordinary loss on the extinguishment of debt in accordance with EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments. The amount reflected unamortized deferred finance fees related to a loan agreement, which was replaced in connection with the Arris Interactive L.L.C. acquisition.

(10)	As a result of the restructuring and impairment charges during the third quarter of 2001, a valuation allowance of approximately $38.1 million against deferred tax assets was recorded in accordance with FASB Statement No. 109, Accounting for Income Taxes.

(11)	In the fourth quarter of 2001, we closed a research and development facility in Raleigh, North Carolina and recorded a $4.0 million charge related to severance and other costs associated with closing that facility.

(12)	Due to the economic disturbances in Argentina, we recorded a write-off of $4.4 million related to unrecoverable amounts due from a customer in that region during the fourth quarter of 2001.

(13)	Because our investment in Lucent and Avaya stock are considered trading securities held for resale, they are required to be carried at their fair market value with any gains or losses being included in earnings. In calculating the fair market value of the Lucent and Avaya investments and including $1.3 million of impairment losses on investments available for sale in 2000, we recognized pre-tax losses of $0.8 million and $0.8 million, as of December 31, 2001 and 2000.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Overview

2001 was a year of significant change. Our industry experienced a significant reduction in capital spending beginning at the end of 2000 that was with us throughout 2001. Nortel Networks, our partner in Arris Interactive, decided to exit that business, thereby providing us the opportunity to purchase its interest in the joint venture. In December of 2001, we agreed to purchase the business of Cadant, Inc., a manufacturer of cable modem termination systems that had developed a leading design in the industry for the critical component in a voice over internet protocol telephony system. We also refocused our business on our core skills by substantially exiting manufacturing. We now outsource most of our manufacturing to some of the leading contract manufacturers of electronic products. Further, we have reduced workforce and other operating expenses throughout our organization.

Set forth below is a more detailed description of how our business performed over the last two years. We urge you to read it carefully together with the financial statements and description of our business that are included in this report. You should be aware, however, that as a result of our acquisition of Arris Interactive on August 3, 2001, our business has changed significantly and our historical results of operations will not be as indicative of future results of operations as they otherwise might be. Some of these differences are discussed below.

For a discussion of critical accounting policies that may affect the judgments and estimates used in the preparation of our consolidated financial statements, see our Annual Report on Form 10-K for the year ended December 31, 2001.

Acquisition of Arris Interactive L.L.C.

On August 3, 2001, we completed the acquisition from Nortel Networks of the portion of Arris Interactive that we did not own. Arris Interactive was a joint venture formed by Nortel Networks and us in 1995, and immediately prior to the acquisition we owned 18.75% and Nortel Networks owned the remainder. As part of this transaction:

•	A new holding company, ARRIS, was formed;

•	ANTEC, our predecessor, merged with a subsidiary of ARRIS and the outstanding ANTEC common stock was converted, on a share-for-share basis, into common stock of ARRIS;

•	Nortel Networks and ARRIS contributed to Arris Interactive approximately $131.6 million in outstanding indebtedness and adjusted their ownership percentages in Arris Interactive to reflect these contributions;

•	Nortel Networks exchanged its remaining ownership interest in Arris Interactive for 37 million shares of ARRIS common stock (approximately 49.2% of the total shares outstanding following the transaction) and a new membership interest in Arris Interactive with a face amount of $100 million;

•	ANTEC, now a wholly-owned subsidiary of ARRIS, changed its name to Arris International, Inc.; and

•	ARRIS issued approximately 2.1 million options and 95,000 shares of restricted stock to Arris Interactive employees.

In connection with this transaction, our bank indebtedness was refinanced on August 3, 2001. The facility, as amended, is an asset-based revolving credit facility, which permits us to borrow up to $143.0 million based upon availability under a borrowing base calculation.

Following the transactions, Nortel Networks designated two new members to our board of directors. Nortel Networks’ ownership interest in ARRIS is governed in part, by an Investor Rights Agreement that is filed as an exhibit to our Annual Report on Form 10-K for the period ended December 31, 2001.

Acquisition of Cadant, Inc.

On January 8, 2002, we completed our acquisition of substantially all of the assets of Cadant, Inc., a privately held designer and manufacturer of next generation cable modem termination systems, or CMTS. Under the terms of the transaction, we issued 5.25 million shares of our common stock and assumed approximately $16.5 million in liabilities in exchange for the assets and issued 2.0 million options and 250,000 shares of restricted stock to Cadant, Inc. employees. We also agreed to issue up to 2.0 million additional shares based upon future sales of the CMTS product through December 31, 2002.

Sale of Keptel

On April 24, 2002 we entered into a definitive agreement to sell Keptel, one of our product lines, to an undisclosed buyer. Keptel designs and markets network interface systems and fiber optic cable management products primarily for traditional telco residential and commercial applications. The transaction, which closed on April 25, 2002, is valued at approximately $30.0 million plus an additional potential earnout for us over a twenty-four month period based on sales achievements. The transaction also includes a distribution agreement whereby we will continue to distribute Keptel products. The Keptel product line accounted for approximately $58.0 million or 7.8% of our revenues in 2001. As a result of the transaction, we will record a charge of approximately $40.0 to $50.0 million, predominantly related to the write-off of Keptel related goodwill. Due to our adoption of SFAS No. 142, it is expected that a substantial portion of the write-off of goodwill will ultimately be reflected in our first quarter 2002 results as a cumulative effect adjustment of a change in accounting principle.

Results of Operations

The following table sets forth our key operating data as a percentage of net sales:

				Three months
	Years ended December 31,			ended March 31,

	1999	2000	2001	2001	2002

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	80.5	81.4	84.1	84.9	68.9

Gross profit	19.5	18.6	15.9	15.1	31.1
Selling, general, administrative and development expenses	13.2	13.4	22.2	16.5	28.1
In process R&D write-off	—	—	2.5	—	—
Restructuring and impairment charges	0.7	—	4.9	—	—
Amortization of goodwill	0.6	0.5	0.7	0.6	—
Amortization of intangibles	—	—	0.9	—	4.4

Operating income (loss)	5.0	4.7	(15.3)	(2.0)	(1.4)
Interest expense	1.4	1.1	1.2	1.3	0.9
Membership interest	—	—	0.5	—	1.3
Other (income) expense, net	—	—	1.4	1.4	0.8
Loss on marketable securities	—	0.1	0.1	0.2	0.1

Income (loss) before income tax expense and extraordinary loss	3.6	3.5	(18.5)	(4.9)	(4.5)
Income tax expense (benefit)	1.6	1.4	3.7	(1.5)	(3.5)

Net income (loss) before extraordinary loss	2.0	2.1	(22.2)	(3.4)	(1.0)
Extraordinary loss	—	—	0.2	—	—

Net income (loss)	2.0%	2.1%	(22.4)%	(3.4)%	(1.0)%

We believe that excluding unusual items is a meaningful measure of operating performance. However, this information will necessarily be different from comparable information provided by other companies and should not be used as an alternative to our operating and other financial information as determined under accounting principles generally accepted in the United States, or GAAP. This table should not be considered in isolation or in accordance with GAAP, or as a measure of a company’s profitability or liquidity. The table below summarizes the effects of the unusual items on our net income or loss.

	Years ended December 31,

	1999	2000	2001

	(in thousands)
Net income (loss), including unusual items	$16,710	$20,669	$(167,731)
Unusual items:
Impacting gross profit
Inventory write-offs	(10,353)	(3,500)	(27,834)
Write-down of the Powering product line assets	—	—	(5,834)
Severance related to workforce reduction	—	—	(1,275)
One-time warranty expense for specific product	—	—	(4,700)
Write-off of assets related to Argentinean customer	—	—	(4,388)
Impacting operating (loss) income
Pension curtailment gain	—	2,108	—
Severance related to workforce reduction	—	—	(3,756)
Restructuring and impairment charges	(5,647)	—	(36,541)
Write-off of acquired in-process R&D	—	—	(18,800)
Impacting net (loss) income
Gain (loss) on marketable securities	—	(773)	(767)
Write-off of deferred financing costs	—	—	(1,853)
Third quarter valuation allowance adjustment for deferred taxes	—	—	(38,117)
LANcity transaction expenses	(2,500)	—	—
Related tax effect on all items	5,621	(75)	4,367

Net effect of unusual items	(12,879)	(2,240)	(139,498)

Net income (loss), excluding unusual items	$29,589	$22,909	$(28,233)

Exclusive of the above items, the net loss recorded for the year ended December 31, 2001 was $(28.2) million, or a loss of $(0.53) per diluted share, as compared to net income of $22.9 million, or $0.58 per diluted share for the year ended December 31, 2000, and compared to net income of $29.6 million, or $0.76 per diluted share for the year ended December 31, 1999.

Significant Customers

Our two largest customers are AT&T, including AT&T Broadband, and Cox Communications. The following table provides information about our sales to AT&T and Cox Communications for the periods indicated.

				Three months
	Years ended December 31,			ended March 31,

	1999	2000	2001	2001	2002

	(in millions)
AT&T	$391.1	$431.5	$237.9	$90.9	$52.1
Cox Communications	$58.5	$119.0	$113.5	$28.2	$32.9

	As a percentage of our sales

AT&T	46.3%	43.2%	31.8%	42.7%	27.2%
Cox Communications	6.9%	11.9%	15.2%	13.2%	17.2%

Other than Cabovisao and Adelphia, which accounted for approximately 9.4% and 8.9% of our total sales for the first quarter of 2002, and Adelphia which accounted for approximately 7.9% of our total sales in the first quarter of 2001, no other customer provided more than 5% of our total sales for either quarter.

Other than Adelphia and Insight Communications, which accounted for approximately 8.1% and 5.3% of our total sales for 2001, no other customer provided more than 5% of our total sales for the year.

As of March 31, 2002, Liberty Media Corporation, which until August 2001 was owned by AT&T, effectively controlled approximately 9.4% of our outstanding our common stock. The effective ownership includes options to acquire an additional 854,341 shares.

On December 19, 2001, AT&T Broadband and Comcast Corporation announced a definitive agreement to combine AT&T Broadband with Comcast.

Comparison of Operations for the Three Month Periods Ended March 31, 2002 and March 31, 2001

Net Sales. Our sales for the first quarter 2002 decreased by 10.0% to $191.6 million as compared to the first quarter 2001 sales of $212.8 million. Our products and services are summarized in three new product categories instead of the previous four categories: broadband (previously cable telephony and internet access); transmission, optical, and outside plant; and supplies and services. All prior period amounts have been aggregated to conform to the new product categories.

•	Broadband product revenues increased by approximately 10.9% to $114.2 million in the first quarter 2002 as compared to revenues of $103.0 million during the same quarter last year. Broadband product revenues accounted for approximately 59.6% of the first quarter 2002 sales, as compared to 48.4% during the same period in 2001. However, the first quarter of 2001 included approximately $30.0 million of sales to AT&T that were originally scheduled for delivery in the fourth quarter of 2000. Excluding the sales to AT&T of $30.0 million, broadband product revenues increased approximately $41.2 million quarter over quarter. This significant increase in broadband revenue was primarily due to the inclusion of additional international revenues in the first quarter of 2002, as a result of the acquisition of Arris Interactive during the third quarter of 2001. Under the previous joint venture agreement with Nortel Networks, we were not able to sell the Cornerstone products internationally. This agreement terminated upon our acquisition of Nortel Networks’ share of Arris Interactive on August 3, 2001.

•	Transmission, optical and outside plant product revenues decreased by 30.4% to $46.4 million in the first quarter 2002 as compared to the same quarter of last year. The overall decrease was primarily a result of the elimination of the sales of the powering product line, and decreased sales of network interface devices, RF products, and repeaters. This revenue accounted for approximately 24.2% of the first quarter 2002 revenues, as compared to 31.4% for the same period in 2001.

•	Supplies and services product revenue decreased by 28.1% to $31.0 million in the first quarter 2002 as compared to the same quarter last year. The overall decrease was primarily a result of the decreased sales of fiber optic cables. Supplies and services product revenues accounted for approximately 16.2% of the first quarter 2002 sales, as compared to 20.2% during the same period in 2001.

International sales of $46.3 million for the three months ended March 31, 2002 marked a significant increase from the international sales of $10.2 million recorded during the first quarter 2001. This increase was primarily the result of the addition of international sales of the Cornerstone product line following our August 3, 2001 acquisition of Arris Interactive. International revenue for the first quarter 2002 represented approximately 24.1% of our total revenue for the quarter. This compares to international revenue of 4.8% of our total revenue for the first quarter 2001.

Gross Profit. Although revenue decreased $21.2 million from the first quarter 2001 to our first quarter 2002, the gross profit increased significantly from $32.1 million in 2001 to $59.5 million in 2002. The increase in margin is predominantly the result of the Arris Interactive acquisition, due to:

•	ANTEC was a distributor of Arris Interactive products to major U.S. cable companies and earned approximately 15.0% margins. As the new ARRIS, we earn a much higher margin as the manufacturer of the product, and

•	the broadband product line earns, on average, higher margins than the balance of our portfolio.

Gross profit margins for the quarter ended March 31, 2002 increased 16.0 percentage points to 31.1% as compared to 15.1% for the same period in 2001. During the first quarter of 2002, we continued to examine methods to decrease our cost structure and consequently reduced our workforce by approximately 90 people. As a result, severance costs of approximately $0.7 million were incurred in connection with severed employees at the factory level and negatively impacted the gross margin during the first quarter of 2002. Excluding these severance charges, the gross profit margins for the period ended March 31, 2002 would have been approximately 31.4%.

Selling, General, Administrative and Development (“SGA&D”) Expenses. SGA&D expenses increased to $53.9 million during the first quarter 2002 from $35.2 million during the first quarter 2001. SGA&D expenses for 2002 included approximately $2.4 million of severance costs related to workforce reductions. Excluding the effects of these charges, the expenses for 2002 would have been $51.5 million. This quarter-over-quarter increase is a direct result of the inclusion in the first quarter 2002 of additional expenses due to the acquisitions of Arris Interactive and Cadant.

Restructuring and Impairment Charges. In the fourth quarter of 2001, we closed a research and development facility in Raleigh, North Carolina and recorded a $4.0 million charge related to severance and other costs associated with closing that facility. This charge included termination expenses of $2.2 million related to the involuntary dismissal of 48 employees, primarily engaged in engineering functions at that facility. Also included in the $4.0 million charge was $0.7 million related to lease commitments, $0.2 million related to the impairment of fixed assets, and $0.9 million related to other shutdown expenses. As of March 31, 2002, approximately $0.6 million related to severance, $0.6 million related to lease commitments, and $0.2 million of shutdown expenses remained in the restructuring accrual to be paid. We anticipate disposing of $0.2 million of fixed assets during the second quarter of 2002.

In the third quarter of 2001, we announced a restructuring plan to outsource the functions of most of our manufacturing facilities. This decision to reorganize was due in part to the ongoing weakness in industry spending patterns. The plan entails the implementation of an expanded manufacturing outsourcing strategy and the related closure of the four factories located in El Paso, Texas and Juarez, Mexico. The closure of the factories is anticipated to be complete during the first half of 2002. As a result, we recorded restructuring and impairment charges of $66.2 million. Included in these charges was approximately $32.0 million related to the write-down of inventories and approximately $1.7 million related to remaining warranty and purchase order commitments, which have been reflected in cost of sales. Also included in the restructuring and impairment charge was approximately $5.7 million related to severance and associated personnel costs, $5.9 million related to the impairment of goodwill due to the pending sale of the power product lines, $14.8 million related to the impairment of fixed assets, and approximately $6.1 million related to lease termination and other shutdown expenses of factories and office space. The personnel-related costs included termination expenses for the involuntary dismissal of 807 employees, primarily engaged in production and assembly functions performed at the facilities. We offered terminated employees separation amounts in accordance with our severance policy and provided the employees with specific separation dates. The severance and associated personnel costs will be paid upon closure of the factories. As of March 31, 2002, approximately $1.9 million related to severance, $1.9 million related to lease commitments, $1.1 million related to purchase order commitments, $1.5 million related to the warranty reserve, and $1.2 million of other shutdown expenses relating to the restructuring and impairment charges remained in the accrual to be paid. The fixed assets are expected to be disposed of in the first half of 2002.

Loss on Marketable Securities. In 2000, we made a $1.0 million strategic investment in Chromatis Networks, Inc., receiving shares of their preferred stock. On June 28, 2000, Lucent Technologies acquired Chromatis. As a result of this acquisition, our shares of Chromatis stock were converted into shares of Lucent stock. Subsequently, as a result of Lucent’s spin off of Avaya, Inc. during the third quarter of 2000, we were issued shares of Avaya stock. Since our investments in Lucent and Avaya stock are considered trading securities held for resale, they are required to be carried at their fair market value with any gains or losses being included in earnings. In calculating the fair market value of the Lucent and Avaya investments, we recognized pre-tax losses of $0.2 million for the three months ended March 31, 2002 and $0.4 million for the three months ended March 31 2001. As of March 31, 2002, the carrying value of the Lucent and Avaya stock was $0.6 million.

Interest Expense. Interest expense for the quarters ended March 31, 2002 and 2001 was $1.7 million and $2.7 million, respectively. Interest expense for both periods reflects the cost of borrowings on our revolving credit facility including commitment fees and the interest paid on the 4 1/2% convertible subordinated notes due 2003. As of March 31, 2002, we did not have a balance outstanding under our credit facility, as compared to $79.0 million outstanding at March 31, 2001. For the quarter ended March 31, 2002 we had no borrowings under our credit facility; however our average interest rate on our outstanding line of credit borrowings would have been 6.8%. For the quarter ended March 31, 2001, the average interest rate on our outstanding line of credit borrowings was 7.3%, with an overall blended rate of approximately 5.6% including the subordinated notes.

Membership Interest Expense. In conjunction with the acquisition of Arris Interactive, we issued to Nortel Networks a subordinated redeemable preferred interest in Arris Interactive with a face amount of $100.0 million. This membership interest earns a return of 10% per annum, compounded annually. For the three months ended March 31, 2002, we recorded membership interest expense of $2.5 million.

Income Tax (Benefit) Expense. During the third quarter of 2001, we established a valuation allowance in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. We continually review the adequacy of the valuation allowance and recognize the benefits of deferred tax assets only as reassessment indicates that it is more likely than not that the deferred tax assets will be realized. During the quarter ended March 31, 2002, we recorded an income tax benefit of $6.8 million as a result of a change in tax legislation, allowing us to carry back losses for five years versus the previous limit of two years. As of March 31, 2002, we will be able to realize approximately $12.9 million of net operating loss carrybacks.

The income tax calculation for the quarter ended March 31, 2001 generated a benefit of approximately $(3.2) million. We reported a pre-tax loss during the first quarter 2001 and recognized the related tax benefit.

Net (Loss) Income. A net loss of $(1.9) million or $(0.02) per diluted share was recorded for the first three months of 2002, as compared to a net loss of $(7.2) million or $(0.19) for the first three months of 2001. First quarter results for 2002 included severance charges of approximately $3.1 million, an income tax benefit as a result of a change in tax legislation of $6.8 million, and a loss on our investments in Lucent and Avaya of $0.2 million. First quarter results for 2001 also included a pre-tax market adjustment on our investment of $0.4 million. Exclusive of the above transactions, the net loss for the three months ended March 31, 2002 was $(5.5) million or $(0.07) per diluted share, as compared to a net loss for the same period in 2001 of $(7.0) million or $(0.18) per diluted share.

Comparison of Operations for the Years Ended December 31, 2001 and 2000

Net Sales. Our sales for 2001 decreased by 25.1% to $747.7 million, as compared to sales levels achieved in 2000. The reduction generally was the result of the widespread slowdown in telecommunications infrastructure spending. The slowdown in spending began in the fourth quarter of 2000 and continued throughout 2001. All of our product categories experienced the reduction.

Our products and services are summarized in three new product categories instead of the previous four categories: broadband (previously cable telephony and internet access); transmission, optical, and outside plant; and supplies and services. All prior period amounts have been aggregated to conform to the new product categories.

•	Broadband product revenues increased by approximately 18.0% to $368.5 million. Broadband product revenues accounted for approximately 49.3% of 2001 sales as compared to 31.3% for 2000. However, revenues in 2001 included approximately $30.0 million of sales to AT&T that were carried over from the fourth quarter of 2000. Further, 2001 included five months of additional international revenues due to the acquisition of Arris Interactive on August 3, 2001.

•	Transmission, optical and outside plant product revenues decreased by approximately 46.8% to $227.8 million. This revenue accounted for approximately 30.5% of 2001 sales as compared to 42.8% for 2000. Although all product lines within this category experienced a decline in sales year-over-year, the areas with the most significant decreases included optronics & nodes, which decreased by approximately 49.7%, RF, which decreased by approximately 73.8%, and taps, which decreased by approximately 61.6%.

•	Supplies and services product revenues decreased by approximately 41.4% to $151.4 million. Supplies and services product revenue accounted for approximately 20.2% of 2001 sales as compared to 25.9% for 2000. Engineering service revenue in 2001 decreased approximately 34.7%. We also experienced reduced sales of other product lines within this category, including fiber optic cable, which decreased by approximately 61.4%, outside plant, which decreased by approximately 49.7%, and installation materials and tools, which decreased by approximately 23.3%.

International sales increased 28.2% to $108.9 million. This increase was primarily the result of the addition of international sales of the Cornerstone product line following our August 3, 2001 acquisition of Arris Interactive. Under a previous agreement with Nortel Networks, we had not been able to sell Cornerstone products internationally. International sales in 2001 represented approximately 14.6% of total sales, as compared to international sales of 8.5% of our total revenue in 2000.

Gross Profit. Gross profit decreased to $119.0 million in 2001 from $185.8 million in 2000. Gross profit margins for the year ended December 31, 2001 decreased 2.7 percentage points to 15.9% as compared to 18.6% for 2000. As a result of the planned restructuring of manufacturing operations, approximately $27.8 million of inventory related to the factories was written down, $5.8 million was incurred with the sale of the powering product line assets, severance costs of approximately $1.3 million were incurred in connection with the workforce reduction program incurred at the factory level, a one-time warranty expense of $4.7 million for a specific product, and due to the economic disturbances in Argentina, we recorded a write-off of $4.4 million (reflected in the cost of sales) related to unrecoverable amounts due from a customer in that region during 2001. During 2000, we recorded an additional $3.5 million charge for product discontinuation costs, as an increase to cost of goods sold, related to the reorganization that occurred in the fourth quarter of 1999. However, after adjusting for unusual items in 2001 and 2000 the gross profit margins for 2001 would have been approximately 21.8% and approximately 19.0% in 2000.

We believe that excluding unusual items is a meaningful measure of operating performance. However, this information will necessarily be different from comparable information provided by other companies and should not be used as an alternative to our operating and other financial information as determined under accounting principles generally accepted in the United States. This table should not be considered in isolation or in accordance with generally accepted accounting principles, or as a measure of a company’s profitability or liquidity. The table below summarizes the effects of the unusual items on our gross profit margin:

	2000	2001

	(in thousands)
Gross profit before adjusting for unusual items	$185,772	$118,970
Unusual items:
Inventory write-offs	3,500	27,834
Write-down of the Powering product line assets	—	5,834
Severance related to workforce reduction	—	1,275
One-time warranty expense for specific product	—	4,700
Write-off of assets related to Argentinean customer	—	4,388

Gross profit after adjusting for unusual items	$189,272	$163,001

Selling, General, Administrative, and Development (“SGA&D”) Expenses. SGA&D expenses increased to $165.7 million from $134.0 million. SGA&D expenses for 2001 included approximately $3.7 million of severance costs related to workforce reductions. The SGA&D expenses for the year ended December 31, 2000 included a one-time pre-tax gain of $2.1 million realized as a result of employee elections associated with a new and enhanced benefit plan and the resultant effect on our defined benefit pension plan. Excluding the effects of these charges, the expenses for 2001 would have been $162.0 million and $136.1 million in 2000. This year-over-year increase is primarily the result of the additional expenses for five months following the acquisition of Arris Interactive.

Restructuring and Impairment Charges. In the fourth quarter of 2001, we closed a research and development facility in Raleigh, North Carolina and recorded a $4.0 million charge related to severance and other costs associated with closing that facility. In the third quarter of 2001, we announced a restructuring plan to outsource the functions of most of our manufacturing facilities. This decision to reorganize was due in part to the ongoing weakness in industry spending patterns. The plan entails an expanded manufacturing outsourcing strategy and the related closure of the four factories located in El Paso, Texas and Juarez, Mexico. The closure of the factories is anticipated to be complete during the first half of 2002. As a result, we recorded restructuring and impairment charges of $32.5 million. Included in these charges was approximately $5.7 million related to severance and associated personnel costs, $5.9 million related to the impairment of goodwill due to the pending sale of the power product lines, $14.8 million related to the impairment of fixed assets, and approximately $6.1 million related to lease termination and other shutdown expenses of factories and office space. The personnel-related costs included termination expenses for the involuntary dismissal of 807 employees, primarily engaged in production and assembly functions performed at the facilities. We offered terminated employees separation amounts in accordance with our severance policy and provided the employees with specific separation dates. The severance and associated personnel costs will be paid upon closure of the factories. As of December 31, 2001, approximately $14.9 million of expenses relating to the restructuring and impairment charges remained in our restructuring accrual.

In accordance with SFAS No. 109, Accounting for Income Taxes, a valuation allowance of $38.1 million against deferred tax assets was recorded in the third quarter of 2001 because the restructuring and impairment charges described above put us in a cumulative loss position for recent years.

Write-off of in-process R&D. Acquired in-process research and development totaling $18.8 million was written off in connection with the Arris Interactive acquisition during the third quarter of 2001.

Loss on Marketable Securities. In 2000, we made a $1.0 million strategic investment in Chromatis Networks, Inc., receiving shares of the company’s preferred stock. On June 28, 2000, Lucent Technologies acquired Chromatis. As a result of this acquisition, our shares of Chromatis stock were converted into shares of Lucent stock. Subsequently, as a result of Lucent’s spin off of Avaya, Inc. during the third quarter of 2000, we were issued shares of Avaya stock.

Because our investment in Lucent and Avaya stock are considered trading securities held for resale, they are required to be carried at their fair market value with any gains or losses being included in earnings. In calculating the fair market value of the Lucent and Avaya investments and including $1.3 million of impairment losses on investments available for sale in 2000, we recognized pre-tax losses of $0.8 million in 2001 and $0.8 million in 2000.

Interest Expense. Interest expense for the year ended December 31, 2001 was $9.3 million and was $11.1 million for the year ended December 31, 2000. Interest expense for all periods reflects the cost of borrowings on our revolving line of credit and the interest paid on the 4 1/2% convertible subordinated notes due 2003. As of December 31, 2001, we did not have a balance outstanding under our credit facility, as compared to $89.0 million outstanding at December 31, 2000. For the year ended December 31, 2001, the average interest rate on our outstanding line of credit borrowings was 7.2% with an overall blended rate of approximately 5.2% including the subordinated notes. For the year ended December 31, 2000, the average interest rate on our outstanding line of credit borrowings was 7.9%, with an overall blended rate of approximately 5.9% including the subordinated notes.

Membership Interest Expense. In conjunction with the acquisition of Arris Interactive, we issued to Nortel Networks a subordinated redeemable preferred interest in Arris Interactive with a face amount of $100.0 million. This membership interest earns a return of 10% per annum, compounded annually. For the year ended December 31, 2001, we recorded membership interest expense of $4.1 million.

Income Tax Expense. We recognized income tax expense of $27.6 million for the year ended December 31, 2001 as compared to an expense of approximately $14.3 million during 2000. The increase in expense was due primarily to increasing our valuation allowance against deferred tax assets.

Net (Loss) Income. A net loss of $(167.7) million was recorded in 2001, as compared to net income of $20.7 million in 2000. The yearly results for 2001 included restructuring and impairment expenses of $36.5 million, inventory write-offs of $32.0 million, severance related to workforce reduction of $5.0 million, a reserve of $4.4 million (reflected in the cost of sales) related to unrecoverable amounts due from an Argentinean customer, purchase order commitment write-offs of $0.7 million, warranty charges of $5.7 million, income tax valuation charges of $38.1 million, an in-process R&D write-off of $18.8 million, a market adjustment of $0.8 million on our investment in Lucent and Avaya, an extraordinary loss of $1.9 million in connection with the write-off of the remaining deferred financing costs on the previous credit facility, and the related tax effect of all unusual items of $4.4 million. The yearly results for 2000 included a net pre-tax loss of $0.8 million on our investments in marketable securities, a charge of $3.5 million in connection with product discontinuation costs reflected as an increase in cost of goods sold, a pension curtailment gain of $2.1 million, and the related tax effect of all unusual items of $0.1 million.

Comparison of Operations for the Years Ended December 31, 2000 and 1999

Net Sales. Our consolidated sales for 2000 increased by 18.2% to $998.7 million as compared to 1999 sales of $844.8 million. In 2000 and 1999, we experienced a rise in sales resulting from earlier investments in new products, primarily for cable telephony and the increase in capital spending by communication providers, particularly the multiple system operators, or MSOs, as they rebuild their plants in an effort to provide additional services, such as telephony. Through the twelve months ended December 31, 2000, all of our product lines, cable telephony and internet access products in particular, benefited from the growth in capital spending despite the slow down experienced during the fourth quarter of the year. Our Cornerstone voice and data product revenues grew from approximately $237.4 million in 1999 to approximately $312.3 million in 2000, an increase of approximately 31.6%. Cornerstone’s growth focused on host digital terminal sales. The host digital terminal, or HDT, product provides an interface between the hybrid fiber/coax system and digital telephone switches. Additionally, the introduction of revenue from LANcity cable product sales, Cornerstone “data,” was included in the results for the final three quarters of 1999 and all of 2000. These cable modems and cable modem termination systems have an open scaleable architecture ideal for small to large networks, allowing end users to work at speeds hundreds of times faster than conventional dial-up connections. Sales of these data products amounted to approximately

$18.5 million for 2000 and $38.2 million for 1999. The decline in data product sales during 2000 is a result of the general market shift from proprietary technology to a standards-based technology or data over cable standards interface system, or DOCSIS. The DOCSIS modems are commodity products that face strong pricing pressure. Also, during the fourth quarter of 1999, we recorded revenue of approximately $28.7 million in connection with the sale of RF Concentration software to AT&T. This software is used in conjunction with the host digital terminal, and AT&T bought licenses equivalent to the number of HDTs purchased during 1999.

The balance of the revenue increase for 2000, as compared to the prior year, was from revenue growth related to our other product offerings. Exclusive of the Cornerstone voice and data growth, combined sales for the remaining product lines increased approximately $79.1 million:

•	Broadband product revenues increased by approximately 32.0% to $312.3 million for the year ended December 31, 2000 as compared to $236.5 million for 1999. Broadband product revenues accounted for approximately 31.3% of sales for the year ended December 31, 2000 as compared to 28.0% for 1999.

•	Transmission, optical and outside plant product revenues increased by approximately 10.1% to $427.9 million for the year ended December 31, 2000 as compared to $388.6 million in 1999. This revenue accounted for approximately 42.8% of sales for the year ended December 31, 2000 as compared to 46.0% for 1999.

•	Supplies and services revenue increased approximately 17.7% to $258.5 million for the year ended December 31, 2000 as compared to $219.6 million for 1999. Sales of fiber optic cable products and engineering services drove this increase. This revenue accounted for approximately 25.9% of sales for the year ended December 31, 2000 as compared to 26.0% for 1999.

Sales to our largest customer, AT&T Broadband, reached approximately $431.5 million during 2000, or approximately 43.2% of the annual volume. This compares to 1999 when sales to AT&T were $355.0 million or 42.0% of the volume for the year. Giving effect to AT&T’s acquisition of MediaOne Communications, sales to the combined entity were $391.1 million for 1999 or 46.3% of the annual volume. This marks a $40.4 million increase in revenue from the combined AT&T entity despite their fourth quarter decision to hold off on equipment shipments until 2001.

International sales for the twelve months ended December 31, 2000 increased 59.2% to $84.9 million as compared to the twelve months ended December 31, 1999 when sales were $54.4 million. International revenue for 2000 represented approximately 12.9% of our total revenue for the year, exclusive of the Cornerstone products, which we did not sell internationally. This compares to international revenue of 9.0% of our total revenue for 1999, also net of the Cornerstone product sales.

Gross Profit. The abrupt decline of business during the fourth quarter adversely affected our overall gross margin results for 2000. Gross profit in 2000 was $185.8 million as compared to $165.0 million in 1999. Gross profit margins for 2000 slipped 0.9 percentage points to 18.6% versus 19.5% for the prior year.

When comparing the overall 2000 gross profit results to the overall 1999 gross profit results, both years were affected by a variety of factors, including those listed below. It is important to note that in 2000 and 1999, ANTEC, the predecessor to ARRIS, distributed Arris Interactive Cornerstone products. ANTEC’s margins were approximately 15% for the Cornerstone product line.

•	Cost of sales for 1999 includes a $10.4 million pre-tax charge related to the elimination of certain product lines and the resulting inventory obsolescence charge. We discontinued certain older product lines not consistent with our focus on two-way, high-speed internet, voice and video communications equipment. This discontinuance affected the uninterruptible common ferroresonant and security lock powering products and included a narrowing of our radio frequency, or RF, and optical products. During the second quarter of 2000, we recorded an additional $3.5 million pre-tax charge to cost of goods sold for product discontinuation costs, related to the continued evaluation of the estimated costs associated with these actions.

•	Cornerstone voice and data sales growth began during 1999 and continued during 2000. Sales of these products accounted for approximately 31.3% of the consolidated sales for the year ended December 31, 2000 and approximately 28.1% for the year ended December 31, 1999. We had exclusive domestic distribution rights for the Cornerstone voice and data products to MSOs. This agreement afforded us distribution-type margins traditionally in the 15% range.

•	A portion of the increased revenue from some customers during 2000 required aggressive pricing for products already experiencing strong margin pressure.

•	During 2000, our customers shifted the focus of their capital spending from higher margin, basic network infrastructure type products towards more revenue generating investments such as cable telephony, which carried lower margins.

•	Partially offsetting some of the unfavorable gross margin issues, during 1999, we recognized approximately $2.1 million in previously deferred gross margin related to intercompany profit in inventory pertaining to sales of our products to the Tanco joint venture. This venture provided turnkey construction or upgrading of broadband distribution services. We deferred our ownership portion of this profit on sales to Tanco until Tanco effectively transferred the inventory to the ultimate customer. During 1999, AT&T exercised its right to terminate, for convenience, its contracts with the joint venture and to take over the management of these projects directly. The joint venture was not intended to generate profits and the termination of the contracts and the dissolution of this venture did not have any material adverse effect on us or our product sales to AT&T.

Selling, General, Administrative and Development (“SGA&D”) Expenses. SGA&D expenses in 2000 were $134.0 million as compared to $111.9 million in 1999. As a percentage of sales, SGA&D was 13.4% in 2000 as compared with 13.2% in 1999. Research and development expenses related to new product development and introductions accounted for approximately $6.9 million of the year-over-year increase. Selling expenses accounted for approximately $12.6 million of the year-over-year expense increase as resources were added in support of the top line growth. General and administrative costs accounted for the remaining expense increase. These additional costs were somewhat offset by the reversal of approximately $1.8 million in over-accrued expenses made early in 1999 due to changes in estimated bonuses and a reduction in self-insurance reserves from year end 1998.

It should be noted that the 2000 results include a one-time pre-tax gain of $2.1 million realized as a result of employee elections associated with a new and enhanced benefit plan and the resultant effect on our defined benefit pension plan. Additionally, approximately $0.7 million has been charged to expense during 2000 incurred in connection with the New Jersey facility closure.

Restructuring. In the fourth quarter of 1999, in conjunction with the announced consolidation of the New Jersey facility to Georgia and the Southwest, coupled with the discontinuance of certain product offerings, we recorded a pre-tax charge of approximately $16.0 million. Included in the charge was approximately $2.6 million related to personnel costs and approximately $3.0 million related to lease termination and other facility shutdown charges. Included in the restructuring was the elimination of certain product lines resulting in an inventory obsolescence charge totaling approximately $10.4 million, which has been reflected in the cost of sales. The personnel-related costs included termination expenses for the involuntary dismissal of 87 employees, primarily engaged in engineering, inside sales and warehouse functions performed at the New Jersey facility. We offered terminated employees separation amounts in accordance with our severance policy and provided the employees with specific separation dates. In connection with customer demand shifting to our newer product offerings, such as the Scaleable and Micro Node products, we discontinued certain older product lines that were not consistent with our focus on two-way, high-speed internet, voice and video communications equipment. This discontinuance affected the uninterruptible common ferroresonant and security lock powering products and included the narrowing of our RF and optical products.

During the second quarter of 2000, we further evaluated our powering and RF products and recorded an additional pre-tax charge of $3.5 million to cost of goods sold, bringing the total reorganization related charge to $19.5 million. In addition to the charges totaling $19.5 million, we incurred expenses of

$0.7 million in connection with the New Jersey facility closure. As of December 31, 2001, $0.2 million related to personnel costs and $0.6 million related to lease termination remained to be paid in the restructuring accrual.

Interest Expense. Interest expense for 2000 was approximately $11.1 million as compared to $12.4 million in 1999. Both years reflect the cost of borrowings on our revolving line of credit as well as interest on $115.0 million of 4 1/2% Convertible Subordinated Notes issued during 1998. As of December 31, 2000, we had approximately $89.0 million of floating debt outstanding under our credit facility. The average annual interest rate on these outstanding borrowings was approximately 8.1% at December 31, 2000 with an overall blended rate of approximately 6.1% when considering the subordinated debt. This compares to approximately $68.5 million outstanding under our credit facility with an average annual interest rate of approximately 7.6% at December 31, 1999 with an overall blended rate of approximately 5.7% including the subordinated debt.

Other Income and Expenses, net. The results for 1999 include the impact of approximately $2.2 million of channel fees recorded related to LANcity’s first quarter sales to domestic cable companies. Beginning in April 1999, all LANcity revenue pertaining to cable modem and headend products sold into our market was recorded by us. Due to the timing of the completion of the transaction, we earned a channel fee of 15% for sales of LANcity products sold in the first quarter of 1999. In addition, in connection with Nortel Networks’ contribution of LANcity to Arris Interactive, we recorded approximately $2.5 million of transaction related expenses.

Income Tax Expense. Income tax expense for the year ended December 31, 2000 was approximately $14.3 million as compared to 1999 income tax expense of $13.8 million due to the increase in pre-tax earnings for 2000 as compared to 1999. During 1999, we shifted our focus towards a more aggressive tax savings and planning strategy. In line with this strategy, we were able to record benefits from filing amended foreign sales corporation returns as well as research and development credits from previous years. During 2000, with this tax strategy in place, we were able to reduce our effective tax rate from that of prior years.

Net Income. Net income in 2000 was $20.7 million as compared to a net income of $16.7 million recorded in 1999. The results for 2000 included a $2.1 million pre-tax pension curtailment gain, an additional $3.5 million pre-tax charge to cost of goods sold related to the reorganizational charge taken in the fourth quarter of 1999, as well as several mark-to-market adjustments on investments which netted to a pre-tax loss of $0.8 million. Included in the 1999 results was the fourth quarter pre-tax restructuring charge of approximately $16.0 million.

Eliminating the gain transaction and the respective charges for 2000 and 1999, as identified above, net income for the year ended December 31, 2000 was approximately $22.9 million or $0.58 per diluted share as compared to 1999 results of approximately $29.6 million or $0.76 per diluted share.

Commitments

In the ordinary course of our business we enter into contracts with landlords, suppliers and others that involve multi-year commitments on our part. Of those leases the most financially significant is the lease for our headquarters in Duluth, Georgia. That lease requires annual payments of $1.4 million, subject to adjustment, through 2009. For a discussion of other significant leases, see the section of this prospectus supplement entitled “Business.”

We also are party to various multi-year contracts with vendors. These contracts generally do not require minimum purchases by us. The two most significant of these are with Solectron and Mitsumi for contract manufacturing and are filed as exhibits to our SEC reports.

Lastly, we have several multi-year commitments that are not related to the ordinary operation of our business. These include registration rights agreements with Nortel Networks and Liberty Media as well as registration rights obligations with Cadant. Although our monetary commitments under these agreements may not be significant, they could impact our business in other ways that investors might consider material.

Financial Liquidity and Capital Resources

  Overview

Our liquidity position is primarily the product of the cash flows that we generate from operations, the funding available to us under our revolving credit facility and capital markets transactions. During 2001, we managed our inventory and other current assets carefully and were able to generate substantial cash from our business despite incurring an operating loss. In the future, we may not have the same cash generating opportunities and may be more dependent upon cash generated from operations and our revolving credit facility.

As discussed elsewhere, our operating results are dependent upon capital expenditures by MSOs, which were at reduced levels throughout 2001. We believe industry capital spending for 2002 is likely to be flat but concentrated in customers and products that should favor us to some degree, and, as a result, we believe we will achieve more favorable results for 2002. If we are correct, we should generate sufficient funds from operations, when combined with modest borrowing under our revolving credit facility, to meet our operating liquidity needs. If not, we will need to borrow more funds. In the event of extremely unfavorable results, we may even need to raise additional equity.

As of May 31, 2002, we had outstanding $99.6 million 4 1/2% convertible subordinated notes due May 15, 2003. Our revolving credit facility requires that we redeem approximately $54 million in principal amount of the remaining notes not later than March 31, 2003, through exchanges of equity or issuances of subordinated debt, or a combination of both. We currently plan to retire the required $54 million and the remaining balance of the notes through exchanges of common stock and the use of our cash resources. In addition, we plan to access the capital or debt markets through a variety of potentially available instruments to redeem any balance of the notes and retire the Nortel Networks membership interest. Refinancing or converting the convertible subordinated notes could result in a significant charge to earnings.

We have not paid dividends on our common stock since our inception. Our primary loan agreement contains covenants that prohibit us from paying dividends.

Several key indicators of our liquidity are summarized in the following table:

  Liquidity Table

				Three months ended
	Years ended December 31,			March 31,

	1999	2000	2001	2001	2002

	(dollars in millions)
Working capital	$255.0	$305.9	$250.9	$216.5	$248.1
Current ratio	2.2	2.7	3.1	1.8	2.9
Cash (used in) provided by operations	$(4.3)	$4.7	$111.5	$12.4	$24.0
Proceeds from issuance of common stock	$21.3	$5.5	$1.1	$0.9	$0.1
Capital expenditures	$20.8	$15.5	$9.6	$2.8	$1.1
Accounts receivable collection period (days)	70.9	65.3	72.8	67.5	64.8
Inventory turnover	3.5	3.4	2.8	2.7	3.0

  Financing

In connection with the Arris Interactive acquisition in 2001, all of our existing bank indebtedness was refinanced. The new facility, as amended, is an asset-based revolving credit facility permitting us to borrow up to $143 million (which can be increased under certain conditions by up to $25 million), based upon availability under a borrowing base calculation. In general, the borrowing base is limited to 85% of net eligible receivables (with special limitations in relation to foreign receivables). In addition, upon attaining appropriate asset appraisals we may include in the borrowing base calculation 80% of the orderly liquidation value of eligible inventory (not to exceed $60 million). The facility contains traditional financial covenants, including fixed charge coverage, senior debt leverage, minimum net worth and minimum inventory turns ratios. The facility is secured by substantially all of our assets. The credit facility has a maturity date of August 3, 2004. However, the maturity date of the credit facility will be March 31, 2003 in the event that at least approximately $54 million of principal amount of our remaining 4 1/2% convertible subordinated notes due May 15, 2003 are not either refinanced or converted to our common stock prior to March 31, 2003 in a manner satisfactory to the lenders under the credit facility. The commitment fee on unused borrowings is approximately 0.75%. The average annual interest rate on these outstanding borrowings was approximately 6.8% at March 31, 2002 as compared to 6.2% at March 31, 2001 under our prior credit facility. In connection with the sale of the Keptel product line the credit facility was amended in April and May 2002 to permit the sale of Keptel, to reduce the commitment amount under the credit facility to $143 million, to extend until March 31, 2003 the time period by which we must redeem or refinance a portion of our 4 1/2% convertible subordinated notes, to utilize our cash resources to retire the notes and other incidental matters.

As of March 31, 2002, there were $115.0 million of our 4 1/2% convertible subordinated notes due 2003 outstanding. In April 2002, we exchanged 1,017,285 shares of our common stock for $9.75 million of the notes in private transactions. On May 10, 2002, as part of a public exchange offer, we exchanged 576,504 shares of our common stock for $5.65 million of the notes. We will be recording the exchanges in accordance with SFAS No. 84, Induced Conversions of Convertible Debt, which requires the recognition of an expense equal to the fair value of additional shares of common stock issued in excess of the number of shares that would have been issued upon conversion under the original terms of the notes. As a result, in connection with these exchanges, we will be recording a non-cash loss of approximately $8.7 million, based upon an assumed weighted average common stock value of $9.10, as compared with a common stock value of $24.00 per share in the original conversion ratio for the notes. We are continuing to talk with holders of a significant portion of the remaining notes regarding future exchanges of their notes for common stock, which may be on terms different from the prior exchanges.

As of March 31, 2002, we had no borrowings outstanding under our credit facility and approximately $42.0 million of available capacity. We were in compliance with all covenants contained in the credit facility.

  Interest Rates

As of March 31, 2002, we did not have any floating rate indebtedness. The average interest rate on our notes was 4 1/2% during the quarter. At March 31, 2002, we did not have any outstanding interest rate swap agreements.

  Contractual Obligations and Commercial Commitments as of March 31, 2002

	Payments due by period

Contractual Obligations	1-3 years	3-5 years	After 5 years	Total

	(in millions)
Long term debt	$115.0	$—	$—	$115.0
Operating leases	23.6	9.2	4.6	37.4
Capital leases	2.0	—	—	2.0
Sublease income	(2.8)	(0.5)	—	(3.3)
Membership interest	—	106.6	—	106.6

Total contractual cash obligations	$137.8	$115.3	$4.6	$257.7

  Foreign Currency

A significant portion of our products are manufactured or assembled in Mexico, the Philippines, and other countries outside the United States. Sales of our equipment into international markets have been and are expected in the future to be an important part of our business. These foreign operations are subject to the usual risks inherent in conducting business abroad, including risks with respect to currency exchange rates, economic and political destabilization, restrictive actions and taxation by foreign governments, nationalization, the laws and policies of the United States affecting trade, foreign investment and loans, and foreign tax laws. Even though most of our international sales have been denominated in U.S. dollars, our business could be adversely affected if relevant currencies fluctuate relative to the United States dollar.

  Financial Instruments

In the ordinary course of business, we from time to time, will enter into financing arrangements with customers. These financial instruments include letters of credit, commitments to extend credit and guarantees of debt. These agreements could include the granting of extended payment terms that result in longer collection periods for accounts receivable and slower cash inflows from operations and/or could result in the deferral of revenue. As of March 31, 2002, we had approximately $2.0 million outstanding under letters of credit with our banks.

  Investments

In the ordinary course of business, we may make strategic investments in the equity securities of various companies, both public and private. We hold investments in the common stock of Lucent Technologies and Avaya, Inc. totaling approximately $0.6 million at March 31, 2002. These investments are considered trading securities, and accounted for approximately 4% of our total investments at March 31, 2002. Changes in the market value of these securities are recognized in income and resulted in pre-tax losses of approximately $0.2 million and $0.4 million for the quarters ended March 31, 2002 and 2001, respectively. Our remaining investments in marketable securities, totaling $2.1 million, are classified as available-for-sale and accounted for approximately 15% of our total investments at March 31, 2002. The remaining 81% of our investments at March 31, 2002 consist of securities that are not traded actively in a liquid market.

  Capital Expenditures

Capital expenditures are made at a level designed to support the strategic and operating needs of the business. Our capital expenditures were $1.1 million in the three months ended March 31, 2002, $2.8 million in the three months ended March 31, 2001, and were $9.6 million in 2001 as compared to $15.5 million in 2000 and $20.8 million in 1999. We had no significant commitments for capital expenditures at March 31, 2002. Management expects to invest approximately $12.0 million in capital expenditures for the year 2002.

  Foreign Currency

A significant portion of our products are manufactured or assembled in Mexico and other countries outside the United States. Sales of our equipment into international markets have been and are expected in the future to be an important part of our business. These foreign operations are subject to the usual risks inherent in conducting business abroad, including risks with respect to currency exchange rates, economic and political destabilization, restrictive actions and taxation by foreign governments, nationalization, the laws and policies of the United States affecting trade, foreign investment and loans, and foreign tax laws. Even though most of our international sales have been denominated in U.S. dollars, our business could be adversely affected if relevant currencies fluctuate relative to the United States dollar.

  Cash Flow

     Cash flows for three months ended March 31, 2002

Cash levels increased by approximately $22.0 million during the first quarter of 2002 as compared to an increase of approximately $0.3 million during the same period of the prior year. Operating activities in the first quarter of 2002 provided approximately $24.0 million in positive cash flow, while financing activities and investing activities used approximately $0.2 million and $1.8 million in cash flow.

Operating activities provided cash of $24.0 million during the first quarter of 2002. A net loss used $1.9 million in cash flow during this period. Other non-cash items such as depreciation, amortization, provisions for doubtful accounts, membership interest and losses on marketable securities accounted for positive adjustments of approximately $19.9 million during the first quarter 2002. Additionally, decreases in accounts receivable and inventory; and increases in accounts payable and accrued liabilities provided positive cash flows of $1.8 million, $21.8 million, and $2.4 million, respectively. These net cash inflows were offset by an increase in other receivables of $2.5 million, an increase in income taxes recoverable of $7.8 million, and an increase in various other assets and liabilities netted together of $9.7 million through March 31, 2002.

Operating activities provided cash of $12.4 million during the first quarter of 2001. A net loss used $7.2 million in cash flow during this period. Other non-cash items such as depreciation, amortization, provisions for doubtful accounts, a loss on an equity investment and losses on marketable securities accounted for positive adjustments of approximately $9.7 million during the first quarter 2001. Additionally, a decrease in accounts receivable and increases in accounts payable and accrued liabilities provided positive cash flow of $4.5 million and $23.4 million, respectively. These net cash inflows were offset by an increase in inventories of $13.6 million, an increase in income taxes recoverable of $2.8 million, and an increase in various other assets and liabilities netted together of $2.2 million through March 31, 2001.

Days sales outstanding, or DSO, was approximately 65 days at March 31, 2002 as compared to 68 days outstanding at the close of the first quarter 2001. The first quarter of 2002 experienced a drop in receivable levels greater than the drop in sales, which decreased the 2002 DSO slightly below the range of 2001.

Current inventory levels decreased by $21.8 million during the quarter ended March 31, 2002. This decrease in inventory is comprised of reductions of approximately $12.8 million in raw material, $1.8 million in work in process, and $7.2 million in finished goods. As a result of the decreased inventory levels, inventory turns during the first quarter 2002 were recorded at 3.0 times as compared to 2.7 times recorded in the first quarter 2001 and compared to 2.4 turns during the fourth quarter of 2001.

An increase in accounts payable and accrued liabilities provided $2.4 million in cash during the first quarter 2002. This increase in the level of payables and accrued expenses is related to the timing of the processing and payment of vendor invoices.

Cash flows used by investing activities were approximately $1.8 million for the three months ended March 31, 2002 as compared to $2.8 million during the same period in 2001. The investments made during 2002 included approximately $1.1 million to purchase capital assets and $0.7 million in funds paid for the Cadant acquisition, net of the cash acquired in the transaction. The investments during the first quarter of 2001 included $2.8 million spent on capital assets.

Cash flows used in financing activities were $0.2 million for the first quarter 2002, resulting from the proceeds from issuance of common stock offset by capital lease payments. This compared to cash used of $9.3 million during the first quarter 2001. During the quarter ended March 31, 2001 we paid down approximately $10.0 million on our credit facility and paid approximately $0.3 million on deferred financing fees. These cash outflows were partially offset by the proceeds from the issuance of common stock, which provided a positive cash flow of $0.9 million.

Based upon current levels of operations, we expect that sufficient cash flow will be generated from operations so that, combined with cash on hand and other financing alternatives available, including bank credit facilities, we will be able to meet all of our current debt service, capital expenditure and working capital requirements.

     Cash flows for the year ended December 31, 2001

Cash levels decreased by approximately $3.5 million during 2001 as compared to an increase of approximately $5.8 million in 2000 and a decrease of approximately $1.5 million during 1999. As discussed in more detail below, operating activities in 2001 provided approximately $111.5 million in positive cash flow while investing activities used approximately $19.3 million and financing activities used approximately $95.7 million. During 2000, net cash provided by operating activities was $4.7 million. Cash provided by operations was primarily resultant of net income of $20.7 million and decreases in accounts receivable of $36.0 million and in other, net, of $3.1 million, being offset by increases in accounts payable and inventory levels in support of our 2000 growth of $21.6 million and $48.5 million, respectively. These operating cash outlays in 2000 were somewhat offset by non-cash activities which provided $22.5 million. We spent $23.7 million in investing activities during 2000. These cash outlays during 2000 were partially offset by positive cash flows of $24.8 million provided through financing activities. Cash used by operating activities during 1999 was $4.3 million primarily driven by increases in accounts receivable and inventories from the low levels at year end 1998, which were partially offset by increases in accounts payable and accrued liabilities. Investment activity in 1999 consumed $20.8 million. These 1999 outlays were partially offset by $23.6 million of positive cash flow from financing activities.

Operating activities provided cash of $111.5 million during 2001. Net loss used $167.7 million during 2001. Non-cash items such as depreciation, amortization, provisions for doubtful accounts, deferred income taxes, losses on marketable securities, losses from equity investments, write-offs of acquired in process R&D and inventories, impairment of goodwill and fixed assets, and a sale of powering assets accounted for positive cash flow of approximately $151.6 million. Additionally, positive cash flow was generated from decreases in the following areas: accounts receivable of $17.8 million, inventory of $125.9 million, income taxes of $17.9 million and $0.8 million in other, net primarily from royalty receivables. These positive cash flows were offset by the following uses of cash: a $24.6 million decrease in accounts payable and accrued expenses and a $10.0 million increase in other receivables.

Days sales outstanding, or DSO, in accounts receivable was approximately 73 days at December 31, 2001 as compared to 65 days outstanding at year-end 2000. This increase in DSOs was primarily due to the higher volume of international sales as a result of the Arris Interactive acquisition. We historically experience longer payment terms with our international customers.

Current inventory levels decreased by $75.7 million, as compared to December 31, 2000. This decrease in inventory is comprised of approximately $16.4 million in raw material and approximately $52.0 million in finished goods and by a $7.3 million decrease in work in process. This decrease is net of write-offs of $32.0 million, the sale of powering assets of $9.2 million and additions from the acquisitions of Arris Interactive of $91.4 million. Excluding the write-offs and the acquisition impacts, inventory decreased $125.9 million. This inventory decrease is reflective of the abrupt slow down in our business late in 2000. During the fourth quarter AT&T announced that it would delay equipment shipments until later in 2001. Changes in both the financial markets in general and in the telecommunications equipment market specifically, created a slow down in capital spending by our customers late in 2000. With these events unfolding during the fourth quarter, we were unable to adjust our inventory levels to account for the delays in equipment spending from key customers. Inventory turns decreased to 2.8 times in 2001 as compared to 3.4 times recorded in 2000 and 3.5 times recorded in 1999. This decrease was mainly driven by the reduction in sales volume when comparing the two periods.

A decrease in accounts payable and accrued liabilities, net of the effects of the acquisition, used approximately $24.6 million in cash during 2001. This decrease in the level of payables and accrued expenses is reflective of the decline in product demand volumes during the fourth quarter of 2000 and the subsequent slow down of purchasing levels.

Cash flows used by investing activities were approximately $19.3 million for 2001 as compared to $23.7 million and $20.8 million used during 2000 and 1999, respectively. The investments made during 2001 included: (a) $9.6 million to purchase capital assets, (b) the funds paid for the Arris Interactive acquisition, net of the cash acquired in the transaction, utilized cash of approximately $6.9 million,

(c) proceeds from the sale of a building provided $1.1 million and (d) we funded an additional $3.9 million in strategic business investments. The investments during 2000 included $15.5 million spent on capital assets and $8.2 million in strategic investments. The $20.8 million in investments made during 1999 pertained to the purchase of capital assets.

Cash flows used in financing activities were $95.7 million for 2001 as compared to cash inflows of $24.8 million in 2000 and $23.6 million in 1999. During the year ended December 31, 2001 we paid down approximately $89.0 million on our credit facility compared to net borrowings of $20.5 million in 2000 and $2.5 million in 1999. Deferred financing fees paid used approximately $7.8 million compared to $1.2 million in 2000 and $0.2 million in 1999. The issuance of common stock provided positive cash flows of $1.1 million in 2001, $5.5 million in 2000 and $21.3 million in 1999.

  Net Operating Loss Carryforwards

As of December 31, 2001, we had net operating loss, or NOL, carryforwards for domestic and foreign income tax purposes of approximately $51.0 million and $6.9 million, respectively. We established a valuation allowance against deferred tax assets in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes during 2001. We continually review the adequacy of the valuation allowance and recognize the benefits only as reassessment indicates that it is more likely than not that the benefits will be realized.

The availability of tax benefits of NOL carryforwards to reduce our federal and state income tax liability is subject to various limitations under the Internal Revenue Code. The availability of tax benefits of NOL carryforwards to reduce our foreign income tax liability is subject to the various tax provisions of the respective countries.

As of December 31, 2001, tax benefits arising from NOL carryforwards of approximately $2.4 million originating prior to TSX’s quasi-reorganization would be credited directly to additional paid-in capital if and when realized.

During the quarter ended March 31, 2002, we recorded an income tax benefit of $6.8 million as a result of a change in tax legislation, allowing us to carry back losses for five years versus the previous limit of two years. As of March 31, 2002, we will be able to realize approximately $12.9 million of net operating loss carrybacks.

Business

Industry Overview

The demand for broadband access has increased significantly in recent years due to the powerful growth of the internet facilitated by the widespread use of the world wide web for communicating and accessing information. Rapid growth in the number of internet users and the demand for high-speed, high-volume interactive services has strained existing local residential access communication networks. Increasingly, the high-speed internet access experienced at work is being demanded at home. The increase in volume and complexity of the signals transmitted through the network has continually pushed broadband system operators to deploy new technologies as they evolve. Additionally, system operators are looking for products and technology that are flexible, cost effective, easily deployable and scalable to meet future demand and mix of services. Because the technologies are evolving and the signals are growing in complexity and volume, broadband system operators need equipment that provides the necessary technical capacity at a reasonable cost at the time of initial deployment and the flexibility to accommodate expansion and technological advances. There also is a need to customize equipment to allow for different types and combinations of services.

A broadband system consists of three principal segments.

•	Headend. The headend is where the cable system operator receives television signals via satellite and other sources and interfaces with the internet and public switched networks, such as traditional telephone systems. The headend facility organizes, processes and retransmits those signals through the distribution network to subscribers.

•	Distribution Network. The distribution network consists of fiber optic and coaxial cables and associated optical and electronic equipment that take the original signal from the headend and transmits it throughout the cable system to nodes.

•	Drop and Subscriber Premises. Drops extend from nodes to subscribers’ homes and connect to a subscriber’s television set, converter box, voice port device or computer modem. A converter box may be addressable or non-addressable. An addressable converter box permits the delivery of premium cable services, including pay-per-view programming, by enabling the cable operator to control the subscriber services through the headend. A non-addressable converter box is one in which premium channels are activated or eliminated by traps installed in the drop system outside the home.

Historically, cable systems offered one-way video only service. As a result of technological advancements throughout the communications industry, these systems are going through dramatic changes:

•	to compete against other communications technologies, including digital subscriber lines, local multiport distribution service and direct broadcast satellite technologies, cable operators are upgrading their networks to two-way, interactive broadband networks providing new and improved services,

•	to increase share value through higher revenue growth and reduced monthly subscriber losses, or churn, cable operators are offering enhanced subscriber services such as high-speed data, telephony, digital video, and video on demand which present incremental revenue sources and improve customer retention. According to Cox Communications, the churn rate for single-family homes subscribing to phone and at least one other service is 33% lower than for single-service customers, and

•	to provide greater bandwidth, service capacity, and reduced operating expenses, cable operators must increase and deepen their utilization of fiber optic technology, including dense wavelength division multiplexing (a process by which more information is transmitted over a fiber optic line than previously could be transmitted) products.

Traditionally, cable systems used coaxial cable and a series of radio frequency, or RF amplifiers throughout a distribution network. Today, almost every substantial upgrade or rebuild replaces elements of the traditional system with fiber optic technology. The use of fiber optic technology enables operators to transmit higher bandwidth signals greater distances and with less signal degradation than in a traditional coaxial system. In addition, fiber optic cable’s capacity to transmit a wider bandwidth over greater distances than coaxial cable allows for the transmission of more video, data and telephony services to subscribers’ premises. The use of fiber optic technology also reduces the need for overall maintenance costs associated with active electronic components. In a fiber optic network, optical signals are transmitted throughout the distribution system along a fiber optic cable from the headend to the node, where the signal is received and converted to RF electronic signals, and transferred via coaxial cable to the subscriber premises.

The most recent significant advancements in cable technology have occurred in cable telephony. Historically, cable telephone service was provided using constant bit rate, or CBR, technology which utilizes the switched-circuit technology currently used in traditional phone networks. Cable telephony using CBR technology is an established cable telephony solution and is designed to provide telephone services, including all of the custom calling features, to subscribers’ home or office over a hybrid fiber/coax network. This is a proven carrier-class telephony solution that enables operators to directly compete with incumbent telephone carriers with voice services and class-features, which include caller ID, call-waiting and three-party conferencing.

A new technology is telephony using internet protocol, or IP. This technology, called voice over IP, or VoIP, permits cable operators to provide toll-quality cable telephony at costs substantially below those associated with CBR technology. VoIP technology has been deployed by several system operators throughout the world and is being tested in trials being conducted by other system operators. Gartner Dataquest estimates that IP telephony subscribers will account for 89,000 subscribers in 2002 and will grow to 5.2 million subscribers in 2005, representing a compounded annual growth rate of 288.0%.

Data and VoIP services are governed by a set of technical standards promulgated by CableLabs® in North America and TComLabs® in Europe, two industry trade associations. While the standards set out by these two bodies necessarily differ in some ways to accommodate the differences in hybrid fiber/coax network architectures between North America and Europe, they have a great deal of commonality. The primary data standard specification for North America is entitled “Data Over Cable Service Interface Specification,” or DOCSIS. Release 1.1 of this specification currently is the governing standard for data services in North America. The “EuroDOCSIS” standard Release 1.1 is the same for Europe. A new version of the standard, DOCSIS 2.0, recently has been released which, will probably not be implemented until 2003. DOCSIS 2.0 builds upon the capabilities of DOCSIS 1.0 and DOCSIS 1.1 and adds throughput in the upstream portion of the cable plant— from the consumer out to the internet. In addition to the DOCSIS standards which govern data transmission, CableLabs® has defined the PacketCable® standard for VoIP. This standard defines the interfaces among network elements such as cable modem termination systems, terminal devices, and servers to provide a high quality IP telephony service over the hybrid fiber/coax network.

Our Strategy

Our goal is to be the leading provider of cable infrastructure products enabling the convergence of voice, video and data over broadband local access networks. To achieve this goal we strive to:

•	Leverage our comprehensive portfolio of broadband products. We offer a comprehensive set of products for all elements of a cable network, including headend, node and customer premises, that enable our customers to offer converged video, voice and data services. We believe the breadth of our product portfolio provides multiple entry points to a customer as well as significant cross-selling opportunities. Cable operators have invested heavily in upgrading their cable networks for two-way delivery of advanced broadband services. With these upgrades in place, we believe that cable operators will invest a greater percentage of their total capital budget in variable or success-based expenditures, such as our host digital terminals, or HDTs, and voice ports for cable telephony, and CMTS and subscriber devices for voice and high speed data services. As the leader in cable telephony products and an early leader in next-generation DOCSIS qualified CMTS and subscriber devices, we believe that we are well positioned to take advantage of the growing demand for broadband services.

•	Enhance our technology leadership. We have developed significant technology expertise in optical transmission, telephony and data networking, among other areas, and plan to leverage this knowledge to drive new product development and revenue growth. We employ a team of over 690 engineers and currently have a patent portfolio that includes 32 issued patents and over 127 pending patent applications, including provisional patents. We were among the first vendors to commercialize CBR telephony equipment, and according to Frost and Sullivan we have the largest market share in circuit switched cable telephony with approximately 3.0 million lines deployed with 42 customers in 13 countries. We continue to invest in circuit based and packet based telephony technologies as well as next generation data networking based on DOCSIS standards. We are the first company to offer both CableLabs DOCSIS 1.1 certified headend and subscriber premises equipment for data networking, and we currently are in service and in customer trials with these products. In addition to internal product development, we intend to continue to evaluate technology acquisitions that will augment our product portfolio.

•	Capitalize on our cable industry knowledge and customer relationships. We have operated in the cable infrastructure industry for over 30 years and plan to capitalize on our strong industry reputation and customer installed base to expand our market share. We sell our products to more than 40 customers globally and have long-standing relationships with leading cable operators such as AT&T Broadband, Charter, Cox, Comcast, Insight and UPC. These sales relationships also have a strategic element given that many of our customers standardize their networks at the node or system level with one of a limited number of competing products. For example, we currently provide optical and radio frequency gear, cable telephony HDTs and voice ports to AT&T Broadband. We will continue to aggressively sell our product portfolio where we are the incumbent, and seek to become a primary supplier as new opportunities arise.

•	Pursue additional strategic relationships. We intend to continue to pursue strategic relationships that will enhance our technology, manufacturing and distribution capabilities as well as enable us to provide our customers with fully integrated solutions and accelerate our time to market. We have established outsourcing relationships with Solectron and Mitsumi to leverage their core manufacturing expertise and expect to outsource our manufacturing to third parties in the future. Additionally, we have established technology relationships with several next generation voice infrastructure vendors to complement our C4 and 1500 DOCSIS 1.1 CMTS products and Packetport customer premise voice equipment. We will continue to develop these as well as new business relationships and evaluate select strategic acquisition opportunities that enhance our competitive position.

•	Focus on core capabilities and improve operating efficiency. We intend to continue to focus on our core competencies, driving down our product costs and improving our operating efficiency. We have selectively exited businesses that are not core to our strategy, including the recent sales of our Keptel and powering product lines. We continue to focus our engineering efforts on creating product improvements as well as improving product cost. Additionally, we have aggressively reduced our internal manufacturing capabilities, reduced our manufacturing headcount to 220 employees from 2,245 in December 2000 and are in the process of outsourcing our manufacturing to third parties. We anticipate these efforts and plans to increase our mix of higher margin, value added products will enable us to maintain and enhance our future profitability.

Our Principal Products

We provide cable system operators with a comprehensive product offering that meets their end-to-end needs, from headend to subscriber premises. We divide our product offerings into three categories:

Broadband	CBR and VoIP products, including headend and subscriber premises equipment. This category also includes our state-of-the-art Operations, Administration, Maintenance, and Provisioning software and our systems integration services.

Transmission, Optical and Outside Plant	Fiber optic related transmission products, including optical transmission products, radio frequency transmission products, and interconnectivity products.

Supplies and Services	Infrastructure products for fiber optic or coaxial networks built under or above ground, including cable and strand, vaults, conduit, drop materials, tools, and test equipment.

     Broadband

          Constant Bit Rate Products

Headend— We market our headend equipment under the brand name Cornerstone® Voice. Cornerstone Voice products for CBR technology include host digital terminals, or HDT. An HDT is the device that interfaces between public-switched networks and the hybrid fiber/ coax network. Because the Cornerstone Voice system is easy to implement, economical and scaleable, network operators can offer telephony at a low penetration level and expand as customer demand increases. We design our equipment to meet the strict performance reliability specifications and demanding environmental requirements expected of a lifeline, carrier-class residential telephone service. This reliability and robust design enables our Cornerstone customers to compete at parity with the incumbent local telephone company.

Subscriber Premises— The key equipment at subscriber premises is a network interface unit, or NIU. We market our NIUs under the brand name Voice PortTM. Voice PortTMs are the most widely deployed constant bit rate NIU. Voice Ports work with the Cornerstone HDT to provide cable telephony and pass through video signals. Operators who are deploying Cornerstone Data (high-speed data) will deploy cable modems inside the home or work premises and overlay the signal on to the same hybrid fiber/ coax network as the Cornerstone Voice application. This combination of product solutions provides subscribers with voice and high-speed data functionality from the same operator. The Voice Port portfolio includes a two-line single-family residence Voice Port NIU, a two-line integrated indoor Voice Port NIU, a four-line Voice Port NIU, and a twenty-four-line Voice Port NIU.

          Voice over IP and Data Products

Headend— The heart of a voice over IP headend is a cable modem termination system, or CMTS. A CMTS, along with a call agent and a gateway, provide the ability to integrate a public-switched network, the internet and a hybrid fiber/ coax network. The CMTS provides format conversion between the formats used in the internet and the formats used in the hybrid fiber/ coax network. It also is responsible for initializing and monitoring all cable modems connected to the hybrid fiber/ coax network. We provide two products that are used in the cable operator’s headend to provide voice over IP and high-speed data services to residential subscribers. These are the Cornerstone Data CMTS 1500 and the Cadant C4 CMTS:

•	The Cornerstone® Data CMTS 1500 is DOCSIS 1.1 and EuroDOCSIS 1.0 qualified. It is a scaleable headend solution, providing high-speed data and VoIP services in headends from several thousand to 50,000 subscribers. We also provide a modular redundant chassis to enable CMTS 1500’s to be grouped together with a 4:1 redundant architecture providing the requisite reliability for telephony operation.

•	The Cadant® C4TM CMTS is a highly dense, chassis-based product that provides built-in redundancy for carrier-grade performance. It is DOCSIS 1.1 qualified and will support recently released DOCSIS 2.0 and PacketCable standards. Each chassis supports up to 32 downstream channels and 128 upstream channels making it one of the highest density scaleable headend products currently available. It will provide high- speed data and VoIP services in headends from 10,000 to hundreds of thousands of subscribers.

Subscriber Premises— This subscriber premises equipment includes cable modems (DOCSIS 1.0 and 1.1 certified) for high-speed data applications and embedded multimedia terminal adapters, or E-MTA, for high-speed data and telephony applications. We produce the TouchstoneTM E-MTA line for deployments in DOCSIS 1.1 hybrid fiber/ coax networks. The Touchstone product line consists of the Touchstone telephony modem for indoor applications and the Touchstone telephony port for outdoor deployments. These E-MTAs support enhanced services of IP telephony and high-speed data on the same network to residential and business subscribers. The Touchstone product line complies with both DOCSIS and PacketCable standards. The Touchstone telephony modem is DOCSIS 1.1 certified. The Touchstone telephony port is based on the same design as the modem but has not been submitted for certification. The PacketCable solution builds on DOCSIS 1.1 and its quality of service enhancements to support lifeline telephony deployed over hybrid fiber/ coax networks. The Touchstone product line provides carrier-grade performance to enable operators to provide all IP and video services on the same network using common equipment. We also are actively involved with the new evolving DOCSIS 2.0 standard and are participating in early interoperability testing with the Touchstone product family at CableLabs.

OAM&P— OAM&P stands for Operations, Administration, Maintenance and Provisioning. It is a software suite that enables operators to automate many of the functions required to manage and grow subscribers for the multiple services offered. Without OAM&P automation, it would be difficult for an operator to manage subscriber growth effectively.

Our subscriber management products provide operators with the ability to automatically provision headend and subscriber premises equipment to reflect subscribers’ parameters, provide key data for third party billing software, and complete maintenance operations. Our Cornerstone® Cable Provisioning System 2000, or CPS 2000, provides automated provisioning software for control of the CMTS and cable modems. CPS 2000 works with various billing and middle-ware software programs. We have formed strategic relationships with vendors to integrate existing Cornerstone software for CMTS and Cable Modem OAM&P functions. Operators are able to perform OAM&P functions across Cornerstone Voice and Cornerstone Data employing the Cadant CMTS and Touchstone product lines using a common OAM&P solution. The Cadant G2 IMS software supports configuration performance and fault management of the Cadant C4 CMTS through easy to use graphical user interfaces. A single G2 IMS server can support up to 100 C4 CMTS chassis and 20 simultaneous client applications.

System Integration— We are a full service system integrator for converged services over hybrid fiber/ coax networks. We historically have been a pioneer in the voice and data over hybrid fiber/ coax business and have the experience and infrastructure in place to help operators launch these services. Systems integration offers the service provider a fully integrated solution that has been tested end-to-end for interoperability, performance, capacity, scalability, and reliability prior to ever being installed at the customer facility. This system integration can be followed up by complete headend and operations center design, installation, activation, and traffic planning. We offer the operator coordination of the project management (for the suppliers and the overall program), and future solution assurance services for the long-term, including upgrade support, system audits, and configuration management. Our systems integration service enables operators to rapidly deploy new services on their networks with the assurance that all of the components of the network will interoperate seamlessly.

     Transmission, Optical and Outside Plant

We are a leading supplier of fiber optic related transmission products to the cable industry. Our principal product lines in this category are:

•	Optical Transmission products consisting of optical transmitters, receivers and amplifiers, optical nodes, dense wavelength division multiplexing transport systems, block converters, and element management software.

•	RF Transmission products, which include RF amplifiers and headend RF management equipment.

Our Laser Link® product line supplies the components for transmission and switching of fiber optic lines within headends and hubs. These products deliver high-quality signals and can be tailored to meet specific operator requirements. The Laser Link 1550 nm optical laser transmitters and receivers for headends convert incoming electronic video signals to an optical signal for transmission over the fiber optic cable to hubs. The 1310 nm optical lasers, typically located within hubs are used for a small number of homes passed. The Transplex® Transport System with dense wavelength division multiplexing provides optical switching within the headend to route fiber optic signals to the appropriate hubs. The product line also includes RF Integrator® systems for headend/ hub RF signal management and fiber pre-amplifiers. LightLinkTM termination, couplers, optical and splice enclosures route fiber optics throughout the headend and hub locations. We also provide an integrated assembly consisting of the Laser Link mainframe shelves and LightLinkTM equipment frame system to provide optimal space and performance efficiencies within headends and hubs.

Nodes are located between the hub and the subscriber premises and provide the interface between the fiber optic network and the coaxial distribution system. The ProteusTM scaleable node digital return transmitter detects the light coming out of the cable and converts it back into electronic signals for transmission to subscriber premises via coaxial cable. The RF LinkTM 870 MHz mini-bridger strengthens the signal either on its way to the node or from the node. If line distances require it, RF Link 870 MHz line extenders provide additional amplification to provide high-quality signals to the subscriber premises. LightGuardTM enclosures are used for external splicing of the fiber optic signals as the plant design extends to reach more homes. Regal® taps and line passives split the signal for transmission along various branches of the distribution system.

The physical distribution of the RF signal to the subscriber premises requires a flexible selection of enclosures, connectors and drop assemblies to meet different geographical and environmental needs. We provide MONARCHTM enclosures for above ground and underground fiber and RF cable distribution as well as network interface devices, or NIDs, for the customer premises. With the advent of advanced services, connectors have become a critical element in the reproduction of quality signals and reduction of noise interference. Our Digicon® connector provides a high quality and easy to install component for installations.

     Supplies and Services

We provide the infrastructure products for fiber optic or coaxial networks built above ground (aerial) or underground. Operators with aerial system requirements may obtain galvanized steel cables or strand to support the transmission cables that run pole-to-pole as well as the support and attachment hardware necessary to complete the system. For underground systems, we also supply MONARCHTM underground vaults, pedestals, and conduit for plant build-out. Aerial and underground drop installations to subscriber premises needs are provided with Regal® taps, line and house passives. We provide a wide selection of products from tools, test equipment, power protection and other materials in order to meet the installation and operational needs for operators anywhere in the world.

Sales and Marketing

Our sales force is divided into two groups, U.S. and International. Our U.S. sales force, in turn, is divided into one group that focuses on the seven largest multiple system operators, or MSOs, and a second group that focuses on smaller system operators, overbuilders, regional Bell telephone companies and major communications companies and competitive local exchange carriers. Our U.S. sales force is headquartered in both Duluth, Georgia and Denver, Colorado.

Following our 2001 acquisition of Arris Interactive we significantly expanded our international sales organization to facilitate sales to customers previously served by Nortel Networks and to include sales of products for high-speed data and cable telephony. This expansion included sales offices in Barcelona, Spain (to service Southern Europe) and in Amsterdam, Netherlands (to service Northern Europe). A new sales and service office was also added in Japan, complementing our already existing Hong Kong office.

We maintain an inside sales group that is responsible for regular phone contact, prompt order entry, timely and accurate delivery and effective sales administration for the many changes frequently required in any substantial rebuild or upgrade activity. In addition, the sales structure includes sales engineers and technicians that can assist customers in system design and specification and can promptly be on site to “trouble shoot” any problems as they arise during a project.

We also have marketing and product management teams that focus on each of the various product categories and work with our engineers and various technology partners on new products and product improvements. These teams are responsible for inventory levels and pricing, delivery requirements, market demand and product positioning and advertising.

We are committed to providing superior levels of customer service by incorporating innovative customer-centric strategies and processes supported by business systems designed to deliver differentiating product support and value-added services. We have implemented advanced customer relationship management programs and sophisticated information systems to bring additional value to our customers and provide significant value to our operations management. Through these information systems, we can provide our customers with product information ranging from operational manuals to the latest in order processing information. Through on-going development and refinement, these programs will help to improve our productivity and enable us to further improve our customer-focused services.

Customers

A majority of our sales are to cable system operators. In 2001, as the US cable industry continued a trend toward consolidation, the seven largest multiple system operators controlled over 90% of the US cable market, thereby making our sales to those MSOs critical to our success. Internationally, the market is dominated by approximately ten cable system operators, comprised of US-based MSOs, government entities, and foreign-based multi-media owners. This group controls approximately 60% of the total international “addressable” market. In addition, we sell products to traditional telephone companies and our broadband products can be deployed not only by cable system operators, but also by traditional telephone companies, electric utilities and others. We have 42 cable telephony customers using our Cornerstone product that are serving subscribers in 101 cities in 13 countries around the world.

Our two largest customers are AT&T, including AT&T Broadband, and Cox Communications. Our sales to them for the first quarter of 2001 and 2002, and for the years ended December 31, 1999, 2000 and 2001 are set forth below:

				Three Months
	Years ended December 31,			Ended March 31,

	1999	2000	2001	2001	2002

	(in millions)
AT&T	$391.1	$431.5	$237.9	$90.9	$52.1
Cox Communications	$58.5	$119.0	$113.5	$28.2	$32.9

	As a percentage of our sales

AT&T	46.3%	43.2%	31.8%	42.7%	27.2%
Cox Communications	6.9%	11.9%	15.2%	13.2%	17.2%

Other than Cabovisao and Adelphia Communications Corp., which accounted for approximately 9.4% and 8.9% of our total sales for the first quarter of 2002, and Adelphia which accounted for approximately 7.9% of our total sales for the first quarter of 2001, no other customer provided more than 5% of our total sales for either quarter.

Other than Adelphia and Insight, which accounted for approximately 8.1% and 5.3%, respectively, of our total sales for 2001, no other customer provided more than 5% of our total sales for the year ended December 31, 2001. Adelphia accounted for approximately 5% of our total sales for December 31, 2000, and no other customer (other than AT&T and Cox Communications) provided more than 5% of our total sales for the year ended December 31, 2000.

No customer other than AT&T and Cox Communications provided more than 5% of our total sales for the year ended December 31, 1999.

As of March 31, 2002, Liberty Media Corporation, which until August 2001 was owned by AT&T, effectively controlled approximately 9.4% of our outstanding our common stock. The effective ownership includes options to acquire an additional 854,341 shares.

On December 19, 2001, AT&T and Comcast Corporation announced a definitive agreement to combine AT&T Broadband with Comcast.

International Opportunities

We sell our products primarily in the U.S. Our international revenue is generated from Asia Pacific, Europe, Latin America and Canada. The Asia Pacific market includes Australia, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, New Zealand, Philippines, Sampan, Singapore, Taiwan and Thailand. The European market includes France, Ireland, Italy, Netherlands, Portugal, Spain and the United Kingdom. Sales to international customers were approximately 14.6% of total sales for the year ended December 31, 2001, 8.5% for the year ended December 31, 2000 and 6.4% for the year ended December 31, 1999. International sales for the years ended December 31, 1999, 2000 and 2001 were as follows:

	Years ended December 31,

	1999	2000	2001*

	(in thousands)
International region
Asia Pacific	$12,445	$15,500	$29,946
Europe	19,035	36,378	52,199
Latin America	19,545	29,232	20,531
Canada	3,347	3,820	6,232

Total international sales	$54,372	$84,930	$108,908

*	The year ended December 31, 2001 included approximately five months of international Cornerstone revenue. Under the previous joint venture agreement with Nortel Networks, we were not able to sell the Arris Interactive products internationally. This agreement terminated upon our acquisition of Nortel Networks’ share of Arris Interactive on August 3, 2001.

We believe that international opportunities exist and continue to strategically invest in worldwide marketing efforts, which have yielded some promising results in several regions. During 2001, our international group was actively engaged in replacing the Nortel Networks sales and support infrastructure that was in place with Arris Interactive. We made some significant operational and geographical changes in the international marketplace. We consolidated our international offices and warehouses to the Netherlands from the United Kingdom to service all of Europe. We also opened a sales office in Chile to address the growing market in that region. We expanded our international presence in the Far East by opening a sales facility in Japan. We currently maintain sales offices in Argentina, Australia, Chile, China, Hong Kong, Mexico, Spain and the Netherlands.

Research and Development

We are committed to the development of new technology in the evolving broadband market. New products are developed in our research and development laboratories in Duluth, Georgia; Andover, Massachusetts; and, as a result of our 2002 acquisition of Cadant, Lisle, Illinois. We also attempt to form strategic alliances with world-class producers of complementary technology to leverage our technologies and provide “best-in-class” solutions.

Research and development expenses in 2001, 2000, and 1999 were approximately $54.5 million, $23.4 million, and $16.6 million, respectively. The increase in 2001 was attributable primarily to the inclusion of Arris Interactive’s research and development activities beginning August 3, 2001. We expect that research and development expenses will increase in 2002 compared to 2001 due to the inclusion of Arris Interactive for the entire year and the development of new technologies from the recent acquisition of Cadant’s assets.

We believe that our future success depends on rapid adoption and implementation of Broadband local access industry specifications, as well as rapid innovation and introduction of technologies that provide service and performance differentiation. Examples of this include the industry-leading DOCSIS 1.1 qualified CMTS1500 products and Cadant C4 product line, which was acquired in January 2002, as well as the DOCSIS 1.1 certified Touchstone telephony modem and the embedded multi-media terminal adapter.

We believe the demand for new services requiring intensive, high-touch processing and sophisticated management techniques will continue to increase. We also believe this standards-based market place will continue to exert significant pricing pressures. As a result, our product development activities are primarily directed at the following areas:

•	continued development of our IP-based products, such as the Cadant C4;

•	the Touchstone telephony modem product line;

•	sharp focus on product cost and cost reduction;

•	extensive partnerships with best-in-class call management and network OSS vendors; and

•	network solution testing and end-to-end integration services.

We also continue to invest in the development of fiber optic products targeted at broadband local access for residential and small business needs.

Intellectual Property

We have an aggressive program for protecting our intellectual property. The program consists of maintaining our portfolio of 32 issued patents (both US and foreign) and pursuing patent protection on new inventions. Currently, we have 127 patent applications pending, including provisional patents. In our effort to pursue new patents, we have created a process whereby employees may submit ideas of inventions for review by management. The review process evaluates each submission for novelty, detectability, and commercial value, and patent applications are filed on the inventions that meet the criteria. Our patents and patent applications generally are in the areas of optics, telecommunications hardware and software, and related technologies. Recent research and development has led to a number of patent applications in technology related to DOCSIS. The January 2002 purchase of the assets of Cadant resulted in the acquisition of 19 US patent applications, 7 PCT applications, 5 trademark applications, 1 US registered trademark and 5 registered copyrights. The Cadant patents are in the area of cable modems and cable modem termination systems.

For critical technology that is not owned by us, we have a program for obtaining appropriate licenses with the industry leaders to ensure that the strongest possible patents support the licensed technology. In addition, we have formed strategic relationships with leading technology companies that will provide us with early access to technology and will help keep us at the forefront of our industry.

We have a program for protecting and developing trademarks. The program consists of procedures for the use of current trademarks and for the development of new trademarks. This program is designed to ensure that our employees properly use those trademarks and any new trademarks that will develop strong brand loyalty and name recognition. This is intended to protect our trademarks from dilution or cancellation.

Product Sourcing and Distribution

Formerly, we manufactured or assembled a substantial portion of our products. Manufacturing operations ranged from electro/mechanical, labor-intensive assembly to sophisticated electronic surface mount automated assembly lines. We operated five major manufacturing facilities as our primary method of product sourcing. However, during the third quarter of 2001, we made the decision to outsource most of our manufacturing and close four facilities located in El Paso, Texas and Juarez, Mexico. The closure of the factories is expected to be completed during 2002. The fifth factory, located in Rock Falls, Illinois, manufactures certain products for the Keptel product line. The Keptel product line was sold to a third party in April 2002. The purchaser did not acquire this facility as part of the transaction. We plan to close this facility in 2002.

Our decision to outsource manufacturing reflects the ongoing weakness in industry capital spending and our evaluation of under-performing assets. Our new product sourcing strategy centers around the use of contract manufacturers to subcontract production where the scale and capacity make it economical to do so. The facilities owned and operated by the contract manufacturers currently being used are located in the United States, Mexico and the Philippines. Our largest outsource manufacturers are Solectron and Mitsumi, located in Mexico and the Philippines, respectively. We distribute a substantial number of products that are not designed or trademarked by us in order to provide our customers with a comprehensive product offering. For instance, we distribute hardware and installation products. These products are distributed through regional warehouses in North Carolina, California and Rotterdam, Netherlands and through drop shipments from our contract manufacturers located throughout the world.

Backlog

Our backlog consists of unfilled customer orders believed to be firm and long-term contracts that have not been completed. With respect to long-term contracts, we include in our backlog only amounts representing orders currently released for production or, in specific instances, the amount we expect to be released in the succeeding 12 months. The amount contained in backlog for any contract or order may not be the total amount of the contract or order. The amount of our backlog at any given time does not reflect expected revenues for any fiscal period. Our backlog at March 31, 2002 was approximately $122.0 million, at December 31, 2001 was approximately $132.8 million, at December 31, 2000 was approximately $209.5 million and at December 31, 1999 was approximately $105.4 million.

We believe that substantially all of the backlog existing at December 31, 2001, will be shipped in 2002.

Competition

All aspects of our business are highly competitive. The broadband communications industry itself is dynamic, requiring companies to react quickly and capitalize on change. We must retain skilled and experienced personnel, as well as, deploy substantial resources to meet the ever-changing demands of the industry. We compete with national, regional and local manufacturers, distributors and wholesalers including some companies larger than us. Our major competitors include:

   •  ADC Telecommunications;

   •  C-COR.net;

   •  Cisco Systems;

   •  Harmonic;

   •  Juniper Networks;

   •  Motorola;

   •  Phillips;

   •  Riverstone Networks;

   •  Scientific-Atlanta;

   •  Tellabs; and

   •  Terayon Communications Systems.

Various manufacturers who are suppliers to us sell directly, as well as through distributors, into the cable marketplace. In addition, because of the convergence of the cable, telecommunications and computer industries and rapid technological development, new competitors are entering the cable market. Many of our competitors or potential competitors are substantially larger and have greater resources than us.

Our products are marketed with emphasis on quality and are competitively priced. Product reliability and performance, superior and responsive technical and administrative support, and breadth of product offerings are key criteria for competition. Technological innovations and speed to market are an additional basis for competition.

Employees

As of April 30, 2002, we had 1,397 full-time employees of which approximately 66 were members of a union. We believe that we have maintained an excellent relationship with our employees. Our future success depends, in part, on our ability to attract and retain key executive, marketing, engineering and sales personnel. Competition for qualified personnel in the cable industry is intense, and the loss of certain key personnel could have a material adverse effect on us. We have entered into employment contracts with our key executive officers and have non-compete agreements with substantially all of our employees. We also have a stock option program that is intended to provide substantial incentives for our key employees to remain with us.

Properties

We currently conduct our operations from 13 different locations; one of which we own, while the remaining 12 are leased. These facilities consist of sales and administrative offices, warehouses and manufacturing facilities totaling approximately 900,000 square feet. Our long-term leases expire at various dates through 2009. The principal properties are located in Ontario, California; Duluth, Georgia; Suwanee, Georgia; Englewood, Colorado; El Paso, Texas; Cary, North Carolina; Rock Falls, Illinois; and Juarez, Mexico. We believe that our current properties are adequate for our operations. During 2001, we began to implement a plan to expand on our manufacturing outsourcing strategy and close down the factories located in El Paso, Texas and Juarez, Mexico. The closure of the factories is anticipated to be completed during 2002. We currently are under lease obligations in four facilities in which we are not conducting operations. Two of these facilities are being subleased and the remaining two have leases that will expire in 2002.

A summary of our leased properties that are currently in use is as follows:

Location	Description	Area (sq. ft.)	Lease Expiration

Ontario, California	Warehouse	191,853	December 31, 2003
Duluth, Georgia	Office space	143,000	June 14, 2009
Rock Falls, Illinois	Manufacturing facility	108,550	October 31, 2002
Suwanee, Georgia	Office space	97,319	February 28, 2007
Suwanee, Georgia(1)	Office space	53,788	December 14, 2006
Suwanee, Georgia(1)	Office space	53,788	October 31, 2007
Andover, Massachusetts	Office space	75,037	July 7, 2004
Englewood, Colorado	Warehouse/ Office space	42,880	March 30, 2006
El Paso, Texas	Warehouse	37,500	June 14, 2003
Lisle, Illinois	Office space	35,249	March 31, 2005
Greenville, Mississippi	Warehouse	30,000	May 31, 2003
Amsterdam	Office space	6,181	December 31, 2004
Barcelona	Office space	3,600	June 30, 2004
Tokyo	Office space	2,665	February 14, 2004

(1)	The property is currently vacant and we are seeking a tenant to sublease this space from us.

We own the following properties. These facilities have been pledged as collateral to secure payment of our credit facility. The following table sets forth the location and approximate square footage of each of our owned properties:

Location	Description	Area (sq. ft.)

Juarez, Mexico	Manufacturing facility	152,000
Cary, North Carolina	Warehouse	151,500

We are not currently conducting operations out of the Juarez facility, due to the decision to outsource the manufacturing functions. This property is currently for sale.

Legal Proceedings

We are not currently engaged in any litigation that we believe would have a material adverse effect on our financial condition or results of operations.

Executive Officers and Directors of ARRIS

Name	Age	Position

John M. Egan	54	Chairman and Director
Robert J. Stanzione	53	President, Chief Executive Officer and Director
Lawrence A. Margolis	53	Executive Vice President, Chief Financial Officer, and Secretary
Gordon E. Halverson	59	Executive Vice President and Chief Executive Officer, TeleWire Supply
James D. Lakin	58	President, Broadband
Bryant K. Isaacs	42	President, Network Technologies
Robert Puccini	40	President, TeleWire Supply
Ronald M. Coppock	47	President, International
David B. Potts	44	Senior Vice President, Finance and Chief Information Officer
Leonard E. Travis	39	Vice President and Controller
James E. Knox	64	General Counsel and Assistant Secretary
Michael H. Durant	44	Treasurer
Harry L. Bosco	56	Director
John (Ian) Anderson Craig	59	Director
James L. Faust	60	Director
Craig Johnson	42	Director
William H. Lambert	65	Director
John R. Petty	71	Director
Larry Romrell	61	Director
Susan Spradley	41	Director
Bruce Van Wagner	76	Director

John M. Egan joined ARRIS in 1973 and has been Chairman of our board of directors since 1997. Mr. Egan was President and Chief Executive Officer of ARRIS and its predecessors from 1980 to December 31, 1999. On January 1, 2000, Mr. Egan stepped down from his role as Chief Executive Officer of ARRIS. He remains a full-time employee until June 2002. Mr. Egan is on the Board of Directors of the National Cable Television Association NCTA, the Walter Kaitz Foundation, an association seeking to help the cable industry diversify its management workforce to include minorities, and has been actively involved with the Society of Cable Television Engineers and Cable Labs, Inc. Mr. Egan received the NCTA’s 1990 Vanguard Award for Associates.

Robert J. Stanzione has been President and Chief Executive Officer since January 1, 2000. From January 1998 through 1999, Mr. Stanzione was President and Chief Operating Officer of ARRIS. Mr. Stanzione has been a director of ARRIS since 1997. From October 1995 to December 1997, he was President and Chief Executive Officer of Arris Interactive. From 1969 to 1995, he held various positions with AT&T Corporation.

Lawrence A. Margolis has been Executive Vice President, Chief Financial Officer and Secretary of ARRIS since 1992 and was Vice President, General Counsel and Secretary of Anixter, Inc., a global communications products distribution company, from 1986 to 1992 and General Counsel and Secretary of Anixter from 1984 to 1986. Prior to 1984, he was a partner at the law firm of Schiff, Hardin & Waite.

Gordon E. Halverson has been Executive Vice President and Chief Executive Officer, ARRIS TeleWire Supply since April 1997. From 1990 to April 1997, he was Executive Vice President, Sales of ARRIS. During the period 1969 to 1990, he held various executive positions with predecessors of ARRIS. He received the NCTA’s 1993 Vanguard Award for Associates. Mr. Halverson is a member of the NCTA, Society of Cable Television Engineers, Illinois Cable Association, Cable Television Administration and Marketing Society.

James D. Lakin has been President, ARRIS Broadband since the acquisition of Arris Interactive in August 2001. From October 2000 through August 2001, he was President and Chief Operating Officer of Arris Interactive. From November 1995 until October 2000, Mr. Lakin was Chief Marketing Officer of Arris Interactive. Prior to 1995, he held various executive positions with Compression Labs, Inc. and its successor General Instrument Corporation.

Bryant K. Isaacs has been President of ARRIS Network Technologies since September 2000. Prior to joining ARRIS, he was Founder and General Manager of Lucent Technologies’ Wireless Communications Networking Division in Atlanta from 1997 to 2000. From 1995 through 1997, Mr. Isaacs held the position of Vice President of Digital Network Systems for General Instrument Corporation where he was responsible for developing international business strategies and products for digital video broadcasting systems.

Robert Puccini has been President of ARRIS TeleWire Supply since 1999, and prior to that served as Chief Financial Officer of TeleWire for two years. Mr. Puccini brings 20 years of experience in the cable television industry to ARRIS TeleWire Supply. He has held various accounting and controller positions within the former Anixter and ANTEC Corporations. Most recently, Puccini served as Vice President, Project Management for ARRIS’s AT&T account. Mr. Puccini is a CPA and received a bachelor’s degree from DePaul University.

Ronald M. Coppock has been President of ARRIS International since January 1997 and was formerly Vice President International Sales and Marketing for TSX Corporation. Mr. Coppock has been in the cable television and satellite communications industry for over 20 years, having held senior management positions with Scientific Atlanta, Pioneer Communications and Oak Communications. Mr. Coppock is an active member of the American Marketing Association, Kappa Alpha Order, Cystic Fibrosis Foundation Board, and the Auburn University Alumni Action Committee.

David B. Potts has been the Senior Vice President of Finance and Chief Information Officer since the acquisition of Arris Interactive in August 2001. Prior to joining ARRIS, he was Chief Financial Officer of Arris Interactive from 1995 through 2001. From 1984 through 1995, Mr. Potts held various executive management positions with Nortel Networks including Vice President and Chief Financial Officer of Bell Northern Research in Ottawa and Vice President of Mergers and Acquisitions in Toronto. Prior to Nortel Networks Mr. Potts was with Touche Ross in Toronto. Mr. Potts is a member of the Institute of Chartered Accountants in Canada.

Leonard E. Travis has been Vice President and Controller of ARRIS since March 2001. From 1998 through 2001, he was the Finance Director— Europe of RELTEC Corporation and the Vice President of Finance of Marconi Services— Americas, a division of RELTEC’s successor, Marconi, Plc. Prior to 1998, Mr. Travis held various controller positions in finance and operations at RELTEC Corporation. Prior to RELTEC, Mr. Travis was with Material Sciences and Ernst & Whinney. Mr. Travis is a CPA and a CMA.

James E. Knox has been General Counsel and Assistant Secretary since February 1996. He has been Senior Vice President and Secretary of Anixter International Inc. since 1986 and was a partner of the law firm of Mayer, Brown & Platt from 1992 to 1996.

Michael H. Durant has been Treasurer since the acquisition of Arris Interactive in August 2001. Prior to joining ARRIS, he was the Controller of Arris Interactive from 2000 through 2001. Mr. Durant held various roles at Bay Networks and its successor, Nortel Networks from 1996 to 2000, and served as the Chief Financial Officer of LANcity from 1995 through 1996. Prior to 1995, Mr. Durant held several finance and operations positions with EDS.

Harry L. Bosco was appointed as a director in May of 2002. Since 2000 Mr. Bosco has served as the Chief Executive Officer, President and a Director of OptNext, Inc., an Optical Component Company privately owned by Hitachi Ltd. and Clarity Partners. From 1965 to 2000 Mr. Bosco held numerous senior management positions within Lucent Technologies, formerly Bell Labs. Mr. Bosco is a Trustee of Monmouth University and a director of the Village Network, Inc.

John (Ian) Anderson Craig has been a director since 1998. Currently Mr. Craig is retired. From September 1998 through March 2000, Mr. Craig was Chief Marketing Officer of Nortel Networks, Inc., a leading global supplier of data and telephony network solutions and services. From 1968 to March 2000 he held numerous senior management positions within Northern Telecom Inc., now known as Nortel Networks Inc. Mr. Craig serves on the Audit Committee and Compensation Committee of our board of directors. Mr. Craig is also a director of BCI, Inc. CAE, Inc., TrizecHahn Corporation and Williams Communications Group.

James L. Faust has been a director since 1995. Since 2001 Mr. Faust has served as the Chief Executive Officer of Clearband LLC, developer of broadband video streaming software. From 1998 to 2001 Mr. Faust was the CEO of Evolve Products, Inc. and from 1995 to 1998 he was Executive Vice President, International of ARRIS. Mr. Faust is also a director of Evolve Products, Inc., Optinel Systems and Cabletel Communications Corporation.

Craig Johnson has been a director since 2001. Since October 2001 Mr. Johnson has served as Vice President, Head of Global Corporate Development for Nortel Networks Inc., a global supplier of data and telephony network solutions and services. From August 1996 until 2001 he held various executive positions within Nortel Networks Inc. Prior to working with Nortel Networks Inc., he was Vice President for Corporate Development for Etan Industries, a private company involved in the cable television and collections industry.

William H. Lambert has been a director since 1997. Currently Mr. Lambert is retired. From 1988 to 1997, Mr. Lambert served as the Chairman, President and Chief Executive Officer of TSX Corporation, now a subsidiary of ARRIS.

John R. Petty has been a director since 1993. Since 1997 Mr. Petty has served as the Chairman of TECSEC Incorporated, a data security company. From 1992 to 1997, he was the Chairman of Federal National Payables, Inc., a factoring company. Mr. Petty has been a private investor since 1988. Mr. Petty serves as the chairman of the Audit Committee of our board of directors. Mr. Petty is also a director of Anixter International, Inc.

Larry Romrell has been a director since 2000. Since March 1999 Mr. Romrell has worked as a consultant to Liberty Media Corporation. Mr. Romrell served as an Executive Vice President of Tele-Communications, Inc. from January 1994 to March 1999 and since March 1999 has served as a consultant to AT&T Broadband. Mr. Romrell also served, from December 1997 to March 1999, as Executive Vice President and Chief Executive Officer of TCI Business Alliance and Technology Co.; from December 1997 to March 1999, as Senior Vice President of TCI Ventures Group, LLC; and, from September 1994 to October 1997, as President of TCI Technology Ventures. Mr. Romrell is also a director of Guaranty Bank & Trust Company and Liberty LiveWire Corporation.

Susan Spradley was appointed as a director in May of 2002. Since 2001 Ms. Spradley has served as President of Carrier Voice over Packet Division of Nortel Networks Inc., a global supplier of data and telephony network solutions and services. Prior to 2001, Ms. Spradley held various positions in sales, sales engineering, marketing, product management and customer service at Nortel Networks Inc. Ms. Spradley is also a director of Science Place, Inc.

Bruce Van Wagner has been a director since 1993. Currently Mr. Van Wagner is self employed as a private investor. From 1993 to 1997 Mr. Van Wagner served as the Chairman of ARRIS. Mr. Van Wagner is the chairman of the Executive Committee of our board of directors. In 2000, Mr. Van Wagner consented to the entry of a permanent injunction in connection with the settlement of a civil action by the Securities and Exchange Commission that enjoins him from engaging in conduct in violation of the securities laws.

Shares Eligible for Future Sale

Upon completion of this offering, we will have 81,776,005 shares of common stock outstanding based on the number of shares outstanding as of May 31, 2002. Substantially all of these shares, including the shares of common stock sold in this offering, will be freely tradable without restriction or further registration under the Securities Act. However, any shares held by someone who is or has within the past three months been one of our “affiliates” will be subject to the limitations of Rule 144 adopted under the Securities Act. An affiliate is a person who has a control relationship with us.

In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of ours and persons whose shares are aggregated with an affiliate, or a person who has owned restricted shares of common stock beneficially for at least one year, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) 1% of the total number of outstanding shares of the same class or (2) the average weekly trading volume of the common stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been an affiliate of ours for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

Nortel Networks has agreed that they will not, subject to certain exceptions, sell or otherwise dispose of any of the 22 million shares that they will continue to beneficially own after this offering for a period of 90 days after the date of this prospectus supplement. In addition, Nortel Networks and Liberty Media have entered into a standstill agreement under which each of them has agreed that it will not exercise their registration rights or sell any shares of our common stock pursuant to Rule 144 of the Securities Act during the restricted period, excluding in the case of Nortel Networks the 21 million shares held by it that we previously registered for sale. The restricted period commences on the consummation of a firm commitment underwritten public offering pursuant to the registration statement to which this prospectus supplement relates and expires on the sooner of July 31, 2003 or thirty days after the completion of both of the following: (1) the refinancing, redemption or maturity of at least 66% of the original principal amount of our 4  1/2% convertible subordinated notes due May 15, 2003, and (2) the redemption by Arris Interactive of at least 66% of the original principal amount of Nortel Networks’ new membership interest in Arris Interactive plus accrued dividends. Following expiration of the restricted period, or earlier if permitted, shares held by Nortel Networks and Liberty Media will be eligible for sale subject to the restrictions of Rule 144.

We have entered into registration rights agreements with each of Nortel Networks and Liberty Media under which we are generally required to effect specified demand registrations, as well as piggyback registrations, with respect to those shares, subject to certain limitations. We are generally required to bear the costs of those registrations, subject to certain exceptions. After this offering, Nortel Networks will hold approximately 22 million shares of our common stock, 6 million of which are registered under the registration statement to which this prospectus supplement relates and the remainder are subject to a registration rights agreement. Liberty Media will also hold approximately 6.8 million shares of common stock and options to acquire an additional approximately 0.9 million shares of common stock, which are subject to a registration rights agreement. Registration of any shares of our common stock held by any Nortel Networks or Liberty Media under their respective agreements would result in such shares becoming freely tradable immediately upon effectiveness of the registration statement.

The sale of a substantial number of shares held by either Nortel Networks or Liberty Media in the public market could adversely affect the prevailing market price of our common stock following the offering.

Underwriting

We and Nortel Networks have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and J.P. Morgan Securities Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares

CIBC World Markets Corp.
J.P. Morgan Securities Inc.
Needham & Company, Inc.
SunTrust Capital Markets, Inc.
H.C. Wainwright & Co., Inc.

Total	15,000,000

The underwriters have agreed to purchase all of the shares offered by this prospectus supplement (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about                     , against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us and Nortel Networks that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $          per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $          per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

Nortel Networks has granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus supplement, permits the underwriters to purchase a maximum of 2,250,000 additional shares from Nortel Networks to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus supplement, less the underwriting discount. If this option is exercised in full, the total price to public will be $          and the total proceeds to Nortel Networks will be $          . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by Nortel Networks:

		Total Without	Total With Full
		Exercise of	Exercise of
		Over-Allotment	Over-Allotment
	Per Share	Option	Option

Nortel Networks	$	$	$

We estimate that our total expenses of the offering, excluding the underwriting discount which will be paid by us, will be approximately $362,000.

We and Nortel Networks have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our officers and directors and several other stockholders have agreed to a 90-day “lock up” with respect to                     shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus supplement, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. and J.P. Morgan Securities Inc.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions—The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids—If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive market making—Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have included our consolidated financial statements and schedule in the prospectus supplement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, have audited the financial statements of Cadant, Inc. as of December 31, 2001 and 2000, and for the years then ended appearing in our Current Report on Form 8-K dated January 8, 2002, as amended, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Cadant, Inc.’s ability to continue as a going concern as described in Note 1 to the financial statements) included therein, which is incorporated by reference in this prospectus supplement. Such financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The financial statements of Arris Interactive as of December 31, 2000 and 1999, and each of the three years in the period ended December 31, 2000 (as restated in 1998) incorporated in this prospectus by reference from the registration statement No. 333-61524 on Form S-4, as amended, of Broadband Parent Corporation have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 11), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Legal Matters

The validity of the shares of common stock offered by this prospectus supplement will be passed upon by Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308-2216. Certain legal matters relating to this offering will be passed upon by Cahill Gordon & Reindel, as counsel to the underwriters.

Where You Can Find More Information

ARRIS files annual, quarterly and special reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by ARRIS with the SEC can be inspected and copied at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and from the web site that the SEC maintains at http://www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. ARRIS’ stock is quoted on the Nasdaq National Market.

We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the internet at the SEC’s web site. We have included this prospectus supplement in our registration statement that we filed with the SEC. The registration statement provides additional information that we are not required to include in the prospectus supplement. You can receive a copy of the entire registration statement as described above. Although this prospectus supplement describes the material terms of certain contracts, agreements and other documents filed as exhibits to the registration statement, you should read the exhibits for a more complete description of the document or matter involved.

This prospectus supplement is part of a registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus supplement to any contract or other document of ours, you should refer to the exhibits that are part of the registration statement for a copy of the referenced contract or document.

Incorporation By Reference

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and later information filed with the SEC will automatically update and supersede this prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (File No. 001-16631) after the initial filing of the registration statement that contains this prospectus supplement and prior to the termination of this offering:

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2001;

(b)	Our Current Report on Form 8-K, dated January 8, 2002;

(c)	Amendment No. 1 to our Current Report on Form 8-K/ A, dated January 8, 2002;

(d)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

(e)	Our Current Report on Form 8-K, dated April 24, 2002;

(f)	Our Proxy Statement for our Annual Meeting of stockholders which was held on May 29, 2002 (other than the material contained under the captions “Compensation Committee Report on Executive Compensation,” “Report of Audit Committee,” “Performance Graph,” “Independent Auditors and Their Fees,” and “Appendix — ARRIS Group, Inc. Audit Committee Charter”);

(g)	The audited financial statements of Arris Interactive L.L.C. appearing on pages F-2 through F-15 of Amendment No. 2 to our Registration Statement on Form S-4 (Registration No. 333-61524) filed on July 2, 2001 under the name Broadband Parent Corporation; and

(h)	The description of our common stock contained in our Registration Statement on Form 8-A, as filed on August 3, 2001, as amended by our Registration Statement on Form 8-A/ A as filed on August 7, 2001, including any amendments or reports filed for the purpose of updating such descriptions.

We will provide to each person, including any beneficial owner, to whom a prospectus supplement is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus supplement but not delivered with the prospectus supplement. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address: ARRIS Group, Inc., 11450 Technology Circle, Duluth, Georgia 30097, (678) 473-2000, Attn: Secretary.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

ARRIS Group, Inc.

We have audited the accompanying consolidated balance sheets of ARRIS Group, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of ARRIS’ management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ARRIS Group, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 3 of the Notes to the Consolidated Financial Statements, the Company has not yet adopted Statement of Financial Accounting Standards No. 142. However, the transition provisions of the Statement preclude the amortization of goodwill acquired in a business combination for which the acquisition date is after June 30, 2001.

/s/ Ernst & Young LLP

Atlanta, Georgia

February 7, 2002

ARRIS GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2001	2000

	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$5,337	$8,788
Accounts receivable (net of allowances for doubtful accounts of $9,409 in 2001 and $6,686 in 2000)	83,224	138,336
Accounts receivable from AT&T	35,915	21,662
Accounts receivable from Nortel Networks	18,857	201
Other receivables	10,049	—
Inventories	187,971	263,683
Income taxes recoverable	5,066	17,895
Deferred income taxes	—	18,928
Investments held for resale	795	1,561
Other current assets	22,110	19,098

Total current assets	369,324	490,152
Property, plant and equipment (net of accumulated depreciation of $39,057 in 2001 and $55,443 in 2000)	52,694	53,353
Goodwill (net of accumulated amortization of $56,430 in 2001 and $51,559 in 2000)	259,062	144,919
Intangibles (net of accumulated amortization of $7,012 in 2001 and $0 in 2000)	44,488	—
Investments	14,037	12,085
Deferred income taxes	—	6,773
Other assets	12,510	24,213

	$752,115	$731,495

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$18,620	$138,774
Accrued compensation, benefits and related taxes	32,747	17,350
Accounts payable and accrued expenses — Nortel Networks	21,373	—
Other accrued liabilities	45,722	28,107

Total current liabilities	118,462	184,231
Long-term debt	115,000	204,000
Deferred income taxes	—	1,362

Total liabilities	233,462	389,593
Membership interest — Nortel Networks	104,110	—

Total liabilities & membership interest	337,572	389,593
Stockholders’ equity:
Preferred stock, par value $1.00 per share, 5.0 million shares authorized; none issued and outstanding	—	—
Common stock, par value $0.01 per share, 320.0 million shares authorized; 75.2 million and 38.1 million shares issued and outstanding in 2001 and 2000, respectively	755	383
Capital in excess of par value	507,650	266,216
Retained earnings (deficit)	(90,162)	77,569
Unrealized holding loss on marketable securities	(3,211)	(1,668)
Unearned compensation	(577)	(678)
Cumulative translation adjustments	88	80

Total stockholders’ equity	414,543	341,902

	$752,115	$731,495

See accompanying notes to the consolidated financial statements.

ARRIS GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,

	2001	2000	1999

	(in thousands, except per share data)
Net sales (includes sales to AT&T of $237.9 million, $431.5 million and $355.0 million for the years ended December 31, 2001, 2000, and 1999, respectively, and includes sales to Nortel Networks of $23.4 million, $1.6 million and $-0- for the years ended December 31, 2001, 2000, and 1999, respectively)	$747,670	$998,730	$844,756
Cost of sales	628,700	812,958	679,774

Gross profit	118,970	185,772	164,982
Operating expenses:
Selling, general, administrative and development expenses	165,670	133,988	111,937
In-process R&D write-off	18,800	—	—
Restructuring and impairment charges	36,541	—	5,647
Amortization of goodwill	4,872	4,917	4,946
Amortization of intangibles	7,012	—	—

	232,895	138,905	122,530

Operating (loss) income	(113,925)	46,867	42,452
Other expense (income):
Interest expense	9,315	11,053	12,406
Membership interest	4,110	—	—
Other (income) expense, net	10,142	87	(745)
Loss on marketable securities	767	773	275

(Loss) income before income tax expense and extraordinary loss	(138,259)	34,954	30,516
Income tax expense	27,619	14,285	13,806

Net (loss) income before extraordinary loss	(165,878)	20,669	16,710
Extraordinary loss	1,853	—	—

Net (loss) income	$(167,731)	$20,669	$16,710

Net (loss) income per common share:
Basic: Net (loss) income before extraordinary loss	$(3.09)	$0.54	$0.46
Extraordinary loss	(0.04)	—	—

Net (loss) income	$(3.13)	$0.54	$0.46

Diluted: Net (loss) income before extraordinary loss	$(3.09)	$0.52	$0.43
Extraordinary loss	(0.04)	—	—

Net (loss) income	$(3.13)	$0.52	$0.43

Weighted average common shares:
Basic	53,624	37,965	36,600

Diluted	53,624	39,571	38,867

See accompanying notes to the consolidated financial statements.

ARRIS GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2001	2000	1999

	(in thousands)
Operating activities:
Net (loss) income	$(167,731)	$20,669	$16,710
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	31,745	19,631	17,075
Provision for doubtful accounts	5,820	1,117	5,859
Deferred income taxes	19,273	30	(405)
Loss on marketable securities	788	773	275
Amortization of unearned compensation	1,076	950	389
Loss from equity investment	8,607	—	—
Write-off of acquired in-process R&D	18,800	—	—
Impairment of goodwill	5,877	—	—
Impairment of fixed assets	14,722	—	—
Write-down of inventories	31,970	—	—
Sale of Powering inventory	9,225	—	—
Change in membership accrued interest	4,110	—	—
Gain on sale of building	(448)	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
(Increase) decrease in accounts receivable	17,771	36,034	(79,250)
Increase in other receivables	(10,049)	—	—
Decrease (increase) in inventories	125,891	(48,467)	(64,228)
(Decrease) increase in accounts payable and accrued liabilities	(24,644)	(21,629)	114,106
Decrease (increase) in income taxes recoverable	17,895	(7,492)	(10,403)
Decrease (increase) in other, net	795	3,106	(4,404)

Net cash provided by (used in) operating activities	111,493	4,722	(4,276)
Investing activities:
Purchases of property, plant and equipment	(9,556)	(15,498)	(20,802)
Cash proceeds from sale of building	1,061	—	—
Cash paid for acquisition, net of cash acquired	(6,852)	—	—
Other investments	(3,930)	(8,198)	—

Net cash (used in) investing activities	(19,277)	(23,696)	(20,802)

Net cash provided (used) before financing activities	92,216	(18,974)	(25,078)
Financing activities:
Borrowings under credit facilities	302,726	352,000	251,500
Reductions in borrowings under credit facilities	(391,726)	(331,500)	(249,000)
Deferred financing costs paid	(7,813)	(1,163)	(166)
Proceeds from issuance of common stock	1,146	5,454	21,279

Net cash (used in) provided by financing activities	(95,667)	24,791	23,613
Net (decrease) increase in cash and cash equivalents	(3,451)	5,817	(1,465)
Cash and cash equivalents at beginning of year	8,788	2,971	4,436

Cash and cash equivalents at end of year	$5,337	$8,788	$2,971

Noncash investing and financing activities:
Net tangible assets acquired, excluding cash	$55,284	$—	$—
Intangible assets acquired, including goodwill	195,193	—	—
Noncash purchase price, including 37 million shares of common stock	(243,625)	—	—

Cash paid for acquisition, net of cash acquired	$6,852	$—	$—

Equity received in exchange for services provided	$1,000	$—	$—

Supplemental cash flow information:
Interest paid during the year	$8,952	$10,966	$10,893

Income taxes paid during the year	$465	$15,286	$5,690

See accompanying notes to the consolidated financial statements.

ARRIS GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

			Retained	Unrealized
		Capital in	Earnings	Loss on		Cumulative
	Common	Excess of	(Accumulated	Marketable	Unearned	Translation
	Stock	Par Value	Deficit)	Securities	Compensation	Adjustments	Total

	(in thousands)
Balance, December 31, 1998	$358	$209,193	$40,190	$—	$(211)	$37	$249,567
Comprehensive income:
Net income	—	—	16,710	—	—	—	16,710
Translation adjustment	—	—	—	—	—	(38)	(38)

Comprehensive income							16,672
Shares granted under stock award plan	—	362	—	—	(362)	—	—
Compensation under stock award plan	—	—	—	—	389	—	389
Issuance of common stock and other	20	21,259	—	—	—	—	21,279
Tax benefit related to exercise of stock options	—	21,431	—	—	—	—	21,431

Balance, December 31, 1999	378	252,245	56,900	—	(184)	(1)	309,338
Comprehensive income:
Net income	—	—	20,669	—	—	—	20,669
Unrealized loss on marketable securities	—	—	—	(1,668)	—	—	(1,668)
Translation adjustment	—	—	—	—	—	81	81

Comprehensive income							19,082
Shares granted under stock award plan	—	1,444	—	—	(1,444)	—	—
Compensation under stock award plan	—	—	—	—	950	—	950
Issuance of common stock and other	5	5,449	—	—	—	—	5,454
Tax benefit related to exercise of stock options	—	7,078	—	—	—	—	7,078

Balance, December 31, 2000	383	266,216	77,569	(1,668)	(678)	80	341,902

Comprehensive (loss)
Net (loss)	—	—	(167,731)	—	—	—	(167,731)
Unrealized loss on marketable securities	—	—	—	(1,543)	—	—	(1,543)
Translation adjustment	—	—	—	—	—	8	8

Comprehensive (loss)							(169,266)
Shares granted under stock award plan	—	975	—	—	(975)	—	—
Compensation under stock award plan	—	—	—	—	1,076	—	1,076
Issuance of common stock to acquire Arris Interactive L.L.C.	370	226,810	—	—	—	—	227,180
Issuance of stock options in acquisition of Arris Interactive L.L.C.	—	12,531	—	—	—	—	12,531
Issuance of common stock and other	2	1,118	—	—	—	—	1,120

Balance, December 31, 2001	$755	$507,650	$(90,162)	$(3,211)	$(577)	$88	$414,543

See accompanying notes to the consolidated financial statements.

ARRIS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.     Organization and Basis of Presentation

ARRIS Group, Inc., the successor to ANTEC Corporation (together with its consolidated subsidiaries, except as the context otherwise indicates, “ARRIS” or the “Company”), is an international communications technology company, headquartered in Duluth, Georgia. ARRIS specializes in the design and engineering of hybrid fiber-coax architectures and the development and distribution of products for these broadband networks. The Company provides its customers with products and services that enable reliable, high-speed, two-way broadband transmission of video, telephony, and data.

ARRIS operates in one business segment, Communications, providing a range of customers with network and system products and services, primarily hybrid fiber-coax networks and systems for the communications industry. This segment accounts for 100% of consolidated sales, operating profit and identifiable assets of the Company. ARRIS provides a broad range of products and services to cable system operators and telecommunication providers. ARRIS is a leading developer, manufacturer and supplier of telephony, optical transmission, construction, rebuild and maintenance equipment for the broadband communications industry. ARRIS supplies most of the products required in a broadband communication system, including headend, distribution, drop and in-home subscriber products.

On August 3, 2001, the Company acquired Nortel Networks’ portion of Arris Interactive L.L.C., which was a joint venture formed by Nortel and us in 1995. Nortel exchanged its ownership interest in Arris Interactive L.L.C. for a subordinated redeemable preferred membership interest in Arris Interactive with a face amount of $100 million and 37 million shares of ARRIS Group, Inc. common stock (See Note 16 of the Notes to the Consolidated Financial Statements). As of December 31, 2001, Nortel Networks effectively controlled approximately 49% of the outstanding ARRIS common stock on a fully diluted basis. Following the acquisition, Nortel designated two new members of our Board of Directors.

As of December 31, 2001, Liberty Media Corporation, which is part of the Liberty Media Group of AT&T whose financial performance is “tracked” by a separate class of AT&T stock, effectively controlled approximately 10% of the outstanding ARRIS common stock on a fully diluted basis. In August 2001, AT&T spun off Liberty Media to the holders of its tracking stock, and AT&T subsequently no longer indirectly owns that interest in the Company. The effective ownership includes options to acquire an additional 854,341 shares. A significant portion of the Company’s revenue is derived from sales to AT&T (including MediaOne Communications, which was acquired by AT&T during 2000) aggregating $237.9 million, $431.5 million and $355.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. Giving effect to AT&T’s acquisition of MediaOne Communications, sales to the combined entity aggregated $391.1 million for 1999. ARRIS had accounts receivable from AT&T of approximately $35.9 million, $21.7 million and $90.4 million at December 31, 2001, 2000 and 1999, respectively.

Note 2.     Summary of Significant Accounting Policies

(a) Consolidation

The consolidated financial statements include the accounts of ARRIS after elimination of intercompany transactions.

(b) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s financial statement presentation.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The carrying amount reported in the consolidated balance sheets for cash and cash equivalents approximates fair value.

(e) Inventories

Inventories are stated at the lower of average, approximating first-in, first-out, cost or market. The cost of finished goods and work in process comprises material, labor, and manufacturing overhead.

(f) Investments

Prior to March 1999, the Company owned a 25% interest in Arris Interactive L.L.C., a joint venture with Nortel Networks (“Nortel”) that was accounted for under the equity method. Arris Interactive L.L.C. was focused on the development, manufacture and sale of products that enable the provision of a broad range of telephone and data services over hybrid fiber-coax architectures typically used for video distribution. From March 1999 to August 2001 we owned an 18.75% interest in Arris Interactive L.L.C., which was accounted for on the cost method.

In connection with the Arris Interactive L.L.C. acquisition, the quarters ended March 31, 2001 and June 30, 2001 were restated in accordance with Accounting Principles Board (“APB”) No. 18, The Equity Method of Accounting for Investments in Common Stock. This APB states that an investment in common stock of an investee that was previously accounted for by the cost method becomes qualified for use of the equity method by an increase in the level of ownership. We adopted the use of the equity method upon acquisition of Nortel’s portion of Arris Interactive L.L.C., and all prior periods presented have been adjusted retroactively to reflect the equity method of accounting. During 2000, Arris Interactive L.L.C. recorded net income. However, in the periods prior to 2000, Arris Interactive L.L.C. incurred net losses, of which we did not recognize our proportionate share due to our investment in Arris Interactive L.L.C being reduced to zero. APB No. 18 states that the Company should recognize gains only after its share of net income equals its share of net losses not recognized. Our share of Arris Interactive’s net income in 2000 did not exceed the losses unrecognized in previous years, and therefore, these periods have not been restated. However, during the periods ending March 31, 2001 and June 30, 2001, Arris Interactive L.L.C. recorded net losses and we have restated these periods to reflect our share of the losses under the equity method of accounting due to the our investment in and advances to Arris Interactive at December 31, 2000 being sufficient to record such losses.

The Company holds investments in the common stock of Lucent Technologies and Avaya, Inc. totaling approximately $0.8 million at December 31, 2001, which are classified as trading securities. Changes in the market value of these securities are recognized in income and resulted in a net pre-tax loss of approximately $0.8 million during the year ended December 31, 2001 and a pretax gain of approximately $0.5 million during the year ended December 31, 2000.

The Company’s remaining investments in marketable securities, totaling approximately $2.1 million, are classified as available-for-sale. At December 31, 2001 and 2000, ARRIS had unrealized losses related to these available-for-sale equity securities of approximately $3.2 million and $1.7 million respectively, included in comprehensive income. In 2000, the Company recognized a pre-tax loss of approximately $1.3 million relating to investments with other than temporary impairments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the ordinary course of business, the Company has made strategic investments in private companies, which total approximately $12.0 million at December 31, 2001. These strategic investments are recorded at cost and are periodically evaluated for impairment.

(g) Revenue Recognition

ARRIS’ revenue recognition policies are in compliance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as issued by the Securities and Exchange Commission. Sales and related cost of sales are recognized at the time products are shipped or title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed and collectibility of the related receivable is reasonably assured. Sales of services are recognized at the time of performance. ARRIS resells software developed by outside third parties. Software sold by ARRIS does not require significant production, modification or customization. Software revenue is generally recognized when shipment is made, no significant vendor obligations remain and collection is considered probable.

(h) Depreciation of Property, Plant and Equipment

The Company provides for depreciation of property, plant and equipment principally on the straight-line basis over the estimated useful lives of 25 to 40 years for buildings and improvements, 3 to 10 years for machinery and equipment, and the term of the lease for leasehold improvements. Depreciation expense for the three years ended December 31, 2001, 2000, and 1999 was approximately $18.1 million, $13.6 million and $11.0 million, respectively.

(i) Goodwill and Long-Lived Assets

Goodwill relates to the excess of cost over net assets resulting from an acquisition. Goodwill resulting from the 1986 acquisition of Anixter (ARRIS’ former owner) by Anixter International was allocated to ARRIS based on ARRIS’ proportionate share of total operating earnings of Anixter for the period subsequent to the acquisition. Goodwill also has resulted from acquisitions of businesses by Anixter and ARRIS subsequent to 1986 that now are owned by ARRIS.

ARRIS assesses the recoverability of goodwill and other long-lived assets whenever events or changes in circumstances indicate that expected future undiscounted cash flows might not be sufficient to support the carrying amount of an asset. If expected future undiscounted cash flows from operations are less than their carrying amounts, an asset is determined to be impaired, and a loss is recorded for the amount by which the carrying value of the asset exceeds its fair value. Fair value is based on discounting estimated future cash flows or using other valuation methods as appropriate. Non-cash amortization expense is being recognized as a result of amortization of goodwill on a straight-line basis over a period of 40 years from the respective dates of acquisition. The estimation of future cash flows is critical to the valuation of goodwill. The communications industry is subject to rapid technological changes and significant variations in capital spending by system operators. As a result, estimations of future cash flows are difficult, and to the extent that the Company has overestimated those cash flows the Company may also have underestimated the need to reduce any attendant goodwill.

Effective January 1, 2002, we will adopt Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. In general, SFAS No. 142 requires that during 2002 the Company assesses the fair value of the net assets underlying its acquisition related goodwill on a business by business basis. Where that fair value is less than the related carrying value, the Company will be required to reduce the amount of the goodwill. These reductions will be made retroactive to January 1, 2002. SFAS No. 142 also requires that the Company discontinue the amortization of its acquisition related goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2001, the financial statements include acquisition related goodwill of $259.1 million, net of previous amortization. Although the process of implementing SFAS No. 142 will take several more months, it is possible that a portion of this goodwill may be impaired and may need to be reduced. In addition, the Company no longer will be amortizing acquisition related goodwill, which aggregated $4.9 million in 2001, 2000, and 1999.

As of December 31, 2001, the financial statements included intangibles of $44.5 million, net of amortization of $7.0 million. These intangibles are related to the existing technology acquired from Arris Interactive L.L.C. on August 3, 2001, and will be amortized over a three year period. The valuation process to determine the fair market value of the existing technology was performed by an outside valuation service. The value assigned was calculated using an income approach utilizing the cash flow generated by this technology.

(j) Advertising and Sales Promotion

Advertising and sales promotion costs are expensed as incurred. Advertising expense was approximately $1.3 million, $3.3 million and $2.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

(k) Research and Development

Research and development (“R&D”) costs are expensed as incurred. ARRIS’ research and development expenditures for the years ended December 31, 2001, 2000 and 1999 were approximately $54.5 million, $23.4 million and $16.6 million, respectively. Acquired in-process research and development in the amount of $18.8 million was written off in connection with the Arris Interactive acquisition during the third quarter of 2001.

(l) Warranty

ARRIS provides, by a current charge to income in the period in which the related revenue is recognized, an amount it estimates will be needed to cover future warranty obligations.

(m) Income Taxes

ARRIS uses the liability method of accounting for income taxes, which requires recognition of temporary differences between financial statement and income tax bases of assets and liabilities, measured by enacted tax rates. The Company continually reviews the adequacy of the valuation allowance and recognizes the benefits of deferred tax assets only as reassessment indicates that it is more likely than not that the deferred tax assets will be realized.

(n) Foreign Currency

The financial position and operating results of ARRIS’ foreign operations are consolidated using the local currency as the functional currency. All balance sheet accounts of foreign subsidiaries are translated at the current exchange rate at the end of the accounting period with the exception of fixed assets, which are translated at historical cost. Income statement items are translated at average currency exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders’ equity.

(o) Stock-Based Compensation

ARRIS grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, does not recognize

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compensation expense for the stock option grants. As required by Financial Accounting Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation, ARRIS presents supplemental information disclosing pro forma net income and net income per common share as if the Company had recognized compensation expense on stock options granted subsequent to December 31, 1994 under the fair value method of that statement. (See Note 12 of Notes to the Consolidated Financial Statements.)

(p) Interest Rate Agreements

As of December 31, 2001, the Company had a zero balance in floating rate indebtedness and had no outstanding interest rate swap agreements.

(q) Concentrations of Credit

Financial instruments that potentially subject ARRIS to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. ARRIS places its temporary cash investments with high credit quality financial institutions in accordance with debt agreements. Concentrations with respect to accounts receivable occur as the Company sells primarily to large, well established companies including companies outside of the United States, however, the credit quality of these customers significantly diminishes the risk of loss from extension of credit. Our credit policy generally does not require collateral from our customers. ARRIS closely monitors extensions of credit to other parties and, where necessary, utilizes common financial instruments to mitigate risk or requires cash on delivery terms. Overall financial strategies and the effect of using a hedge are reviewed periodically. Due to the economic disturbances in Argentina, the Company recorded a write-off of $4.4 million (reflected in cost of sales) related to unrecoverable amounts due from a customer in that region during 2001.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

•	Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

•	Accounts receivable and accounts payable: The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair values.

•	Marketable securities: The fair values for trading and available-for-sale equity securities are based on quoted market prices.

•	Long-term debt: The carrying amounts of the Company’s borrowings under its long-term revolving credit arrangements approximate their fair value. The fair value of the Company’s convertible subordinated debt is based on its quoted market price and totaled approximately $89.7 million and $62.1 million at December 31, 2001 and 2000, respectively.

•	Foreign exchange contracts and interest rate swaps: The fair values of the Company’s foreign currency contracts and interest rate swaps are estimated based on dealer quotes, quoted market prices of comparable contracts adjusted through interpolation where necessary, maturity differences or if there are no relevant comparable contracts on pricing models or formulas using current assumptions. As of December 31, 2001, the Company did not have any foreign exchange contracts. The Company had no interest rate swap agreements outstanding as of December 31, 2001.

(r) Accounting for Derivative Instruments

ARRIS uses various derivative financial instruments, including foreign exchange contracts, and in the past, interest rate swap agreements to enhance the Company’s ability to manage risk. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. ARRIS’ derivative financial instruments are for purposes other than trading. ARRIS’ non-derivative financial instruments include letters of credit, commitments to extend

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

credit and guarantees of debt. ARRIS generally does not require collateral to support its financial instruments.

It is the Company’s policy to recognize all derivative financial instruments, such as interest rate swap contracts and foreign exchange contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in comprehensive income net of applicable deferred taxes. Changes in fair values of derivatives, not qualifying as hedges, are reported in income. These amounts were immaterial for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 3.	Impact of Recently Issued Accounting Standards

In October 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Statement supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be “held and used.” The Statement is effective for year-ends beginning after December 15, 2001 (e.g. January 1, 2002 for a calendar-year company). The Company is in the process of evaluating the impact SFAS 144 will have upon adoption, but does not anticipate it will have a significant impact on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. The review process will entail assessing the fair value of the net assets underlying our acquisition related goodwill on a business by business basis. If the fair value is deemed less than the related carrying value, we will be required to reduce the amount of the goodwill. These reductions will be made retroactive to January 1, 2002. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. The transitional provisions of SFAS No. 142 have been adopted for the goodwill and intangible assets acquired with the Arris Interactive L.L.C. transaction, as the acquisition occurred on August 3, 2001. The Company will apply the new accounting rules to goodwill and intangible assets acquired prior to July 1, 2001 at the beginning of fiscal year 2002. As of December 31, 2001, our financial statements included acquisition related goodwill of $259.1 million, net of previous amortization. The process of implementing Statement No. 142 has begun and will be complete during the first half of 2002. In addition, we no longer will be amortizing acquisition related goodwill, which amortization aggregated, $4.9 million in 2001, $4.9 million in 2000 and $4.9 million in 1999. If the goodwill acquired with the Arris Interactive L.L.C. transaction had been amortized over a ten year useful life, it would have resulted in approximately $5.1 million of additional amortization expense for the year ended December 31, 2001.

In 2000, the Emerging Issues Task Force reached a consensus on EITF No. 00-10, Accounting for Shipping and Handling Fees and Costs (“EITF 00-10”) that states all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned for the goods provided and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

should be classified as revenue. In 1999 and 2000, shipping revenue and the related cost of sales were netted as pass-through expenses, reimbursed in total by the Company’s customers. However, all shipping and handling costs, in aggregate have now been reclassified to net sales and cost of sales. Shipping and handling costs for the years ended December 31, 2001, 2000 and 1999 were approximately $7.3 million, $20.0 million and $18.2 million, respectively, and are appropriately classified to net sales and cost of sales.

Note 4.	Restructuring and Other Charges

In the fourth quarter of 2001, ARRIS closed a research and development facility in Raleigh, North Carolina and recorded a $4.0 million charge related to severance and other costs associated with closing that facility. This charge included termination expenses of $2.2 million related to the involuntary dismissal of 48 employees, primarily engaged in engineering functions at that facility. Also included in the $4.0 million charge was $0.7 million related to lease commitments, $0.2 million related to the impairment of fixed assets, and $0.9 million related to other shutdown expenses. As of December 31, 2001, approximately $2.0 million related to severance, $0.7 million related to lease commitments, and $0.9 million of shutdown expenses remained in the restructuring accrual to be paid. The Company anticipates disposing of $0.2 million of fixed assets during the second quarter of 2002.

In the third quarter of 2001, the Company announced a restructuring plan to outsource the functions of most of its manufacturing facilities. This decision to reorganize was due in part to the ongoing weakness in industry spending patterns. The plan entails the implementation of an expanded manufacturing outsourcing strategy and the related closure of the four factories located in El Paso, Texas and Juarez, Mexico. The closure of the factories is anticipated to be complete during the first half of 2002. As a result, the Company recorded restructuring and impairment charges of $66.2 million. Included in these charges was approximately $32.0 million related to the write-down of inventories and approximately $1.7 million related to remaining warranty and purchase order commitments, which have been reflected in cost of sales. Also included in the restructuring and impairment charge was approximately $5.7 million related to severance and associated personnel costs, $5.9 million related to the impairment of goodwill due to the pending sale of the power product lines, $14.8 million related to the impairment of fixed assets, and approximately $6.1 million related to lease termination and other shutdown expenses of factories and office space. The personnel-related costs included termination expenses for the involuntary dismissal of 807 employees, primarily engaged in production and assembly functions performed at the facilities. ARRIS offered terminated employees separation amounts in accordance with the Company’s severance policy and provided the employees with specific separation dates. The severance and associated personnel costs will be paid upon closure of the factories. As of December 31, 2001, approximately $3.7 million related to severance, $2.6 million related to lease commitments, $0.7 million related to purchase order commitments, $1.0 million related to the warranty reserve, and $1.8 million of other shutdown expenses relating to the restructuring and impairment charges remained in the accrual to be paid. The fixed assets will be disposed of in the first half of 2002.

In accordance with SFAS No. 109, Accounting for Income Taxes, an adjustment to the valuation allowance of $38.1 million against deferred tax assets was recorded in the third quarter of 2001. As a result of the restructuring and impairment charges described above, the Company was placed in a cumulative loss position for recent years, which provides significant negative evidence to not recognize deferred tax assets.

In the fourth quarter of 1999, in conjunction with the announced consolidation of the New Jersey facility to Georgia and the Southwest, coupled with the discontinuance of certain product offerings, the Company recorded a pre-tax charge of approximately $16.0 million. Included in the charge was approximately $2.6 million related to personnel costs and approximately $3.0 million related to lease termination and other facility shutdown charges. Included in the restructuring was the elimination of certain product lines resulting in an inventory obsolescence charge totaling approximately $10.4 million, which has been

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reflected in the cost of sales. The personnel-related costs included termination expenses for the involuntary dismissal of 87 employees, primarily engaged in engineering, inside sales and warehouse functions performed at the New Jersey facility. ARRIS offered terminated employees separation amounts in accordance with ARRIS’ severance policy and provided the employees with specific separation dates. In connection with customer demand shifting to ARRIS’ newer product offerings, such as the Scaleable and Micro Node products, ARRIS discontinued certain older product lines that were not consistent with ARRIS’ focus on two-way, high-speed internet, voice and video communications equipment. This discontinuance affected the uninterruptible common ferroresonant and security lock powering products and included the narrowing of ARRIS’ radio frequency and optical products.

During the second quarter of 2000, ARRIS further evaluated its powering and radio frequency products and recorded an additional pre-tax charge of $3.5 million to cost of goods sold, bringing the total reorganization related charge to $19.5 million. In addition to the charges totaling $19.5 million, ARRIS also incurred $0.7 million in connection with the New Jersey facility closure. As of December 31, 2001, $0.2 million related to personnel costs and $0.6 million related to lease termination remained to be paid in the restructuring accrual.

In January 1998, ARRIS announced a consolidation plan implemented concurrently with the creation of the new organization in Georgia. ARRIS completed the consolidation of its Rolling Meadows, Illinois corporate and administrative functions into the Duluth, Georgia and the Englewood, Colorado locations during 1999. As part of the consolidation, the two principal facilities located in Georgia were consolidated and some international operating and administrative functions located in Miami and Chicago were also consolidated into Georgia. In connection with these consolidations, ARRIS recorded a pre-tax charge of approximately $10.0 million in the first quarter of 1998. The components of the restructuring charge included approximately $7.6 million related to personnel costs and approximately $2.4 million related to lease termination payments and other costs. Subsequently, during the fourth quarter of 1998, ARRIS reduced this charge by $0.9 million as a result of the ongoing evaluation of the estimated costs associated with these actions. The personnel-related costs included termination expenses related to the involuntary termination of 177 employees, primarily related to the finance and management information systems activities as well as international operational functions located in Chicago and Miami. ARRIS offered terminated employees separation amounts in accordance with ARRIS’ severance policy and provided the employees with specific separation dates. As of December 31, 1999, 139 of the 177 employees had been terminated and it was determined that 38 employees originally included as part of the 177 employees to be terminated would remain as employees. Additionally, ARRIS’ actual cost of terminating or sub-letting real estate obligations in Georgia and Illinois were slightly higher than anticipated. As of December 31, 1999, approximately $0.6 million of accrued costs related to the obligations resulting from this restructuring remained. ARRIS expended this remaining balance during the first quarter of 2000.

Note 5.	Inventories

Inventories are stated at the lower of average, approximating first-in, first-out, cost or market. The components of inventory are as follows (in thousands):

	December 31,

	2001	2000

Raw material	$46,104	$62,458
Work in process	1,797	9,119
Finished goods	140,070	192,106

Total inventories	$187,971	$263,683

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2001, the Company sold approximately $9.2 million of inventory related to the sale of power product lines.

Note 6.	Property, Plant and Equipment

Property, plant and equipment, at cost, consisted of the following (in thousands):

	December 31,

	2001	2000

Land	$1,964	$2,549
Buildings and leasehold improvements	11,258	15,394
Machinery and equipment	78,529	90,853

	91,751	108,796
Less: Accumulated depreciation	(39,057)	(55,443)

Total property, plant and equipment, net	$52,694	$53,353

Note 7.     Long-Term Debt

Long-term debt consisted of the following (in thousands):

	December 31,

	2001	2000

Revolving Credit Facility	$—	$89,000
4.5% Convertible Subordinated Notes	115,000	115,000

	$115,000	$204,000

In 1998, the Company issued $115.0 million of 4.5% Convertible Subordinated Notes (“Notes”) due May 15, 2003. The Notes are convertible, at the option of the holder, at any time prior to maturity, into the Company’s common stock (“Common Stock”) at a conversion price of $24.00 per share. The Notes became redeemable, in whole or in part, at the Company’s option, on May 15, 2001. If the Notes are redeemed prior to May 15, 2002, the Company will be required to pay a premium of 1.8% of the principal amount or approximately $2.1 million. As of December 31, 2001, ARRIS had not exercised its option to redeem these Notes.

The Company’s bank indebtedness was refinanced on August 3, 2001, in connection with the Arris Interactive L.L.C. acquisition. (See Note 16 of Notes to the Consolidated Financial Statements.) At this time, unamortized deferred financing costs of $1.9 million, or $0.04 per diluted share, relating to the previous credit facility were written off. In accordance with EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, this charge was recorded as an extraordinary loss on the extinguishment of debt. As a result of the restructuring and impairment charges described in Note 4 of Notes to the Consolidated Financial Statements, the Company was placed in a cumulative loss position for recent years and therefore no tax effect was recorded in relation to this extraordinary loss.

The new facility is an asset-based revolving credit facility, which initially permitted the borrowers (including the Company and Arris Interactive) to borrow up to $175 million (which can be increased under certain conditions by up to $25 million), based upon availability under a borrowing base calculation. In general, the borrowing base is limited to 85% of net eligible receivables (with special limitations in relation to foreign receivables) and 80% of the orderly liquidation value of eligible inventory (not to exceed $80 million). The facility contains traditional financial covenants, including fixed charge coverage, senior

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

debt leverage, minimum net worth, and minimum inventory turns ratios, and a $10 million minimum borrowing base availability covenant. The facility is secured by substantially all of the borrowers’ assets. The credit facility has a maturity date of August 3, 2004. However, the maturity date of the credit facility will be December 31, 2002 in the event that the Company’s convertible subordinated notes due May 15, 2003 are not either fully refinanced or fully converted to ARRIS common stock prior to December 31, 2002 in a manner satisfactory to the lenders under the credit facility. Refinancing or converting the convertible subordinated notes could result in a significant charge to earnings.

As of December 31, 2001, ARRIS had approximately $86.0 million of available borrowings under the Credit Facility.

In conjunction with the acquisition of Arris Interactive L.L.C., we issued to Nortel Networks a subordinated redeemable preferred membership interest in Arris Interactive with a face amount of $100.0 million. This membership interest earns a return of 10% per annum, compounded annually. For the year ended December 31, 2001, we recorded membership interest expense of $4.1 million.

ARRIS has not paid dividends on its common stock since its inception. The Company’s primary loan agreement contains covenants that prohibit the Company from paying dividends.

Note 8.     Common Stock

The following shares of Common Stock have been reserved for future issuance:

	December 31,

	2001	2000	1999

Convertible subordinated notes	4,791,667	4,791,667	4,791,667
Stock options	14,640,106	7,251,775	4,742,112
Director stock units	71,200	40,500	36,900
Employee stock purchase plan	800,000	448,298	466,907
Liberty Media options	854,341	854,341	854,341
Nortel Networks	—	—	2,747,252

Total	21,157,314	13,386,581	13,639,179

Note 9.     Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share (“EPS”) computations for the periods indicated (in thousands except per share data):

	For the Years Ended December 31,

	2001	2000	1999

Basic:
Net (loss) income before extraordinary loss	$(165,878)	$20,669	$16,710
Extraordinary loss	(1,853)	—	—

Net (loss) income	$(167,731)	$20,669	$16,710

Weighted average shares outstanding	53,624	37,965	36,600

Basic (loss) earnings per share	$(3.13)	$0.54	$0.46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Years Ended December 31,

	2001	2000	1999

Diluted:
Net (loss) income before extraordinary loss	$(165,878)	$20,669	$16,710
Extraordinary loss	(1,853)	—	—

Net (loss) income	$(167,731)	$20,669	$16,710

Weighted average shares outstanding	53,624	37,965	36,600
Net effect of dilutive securities:
Add: options, net of tax benefit	—	1,606	2,267

Total	53,624	39,571	38,867

Diluted (loss) earnings per share	$(3.13)	$0.52	$0.43

The 4.5% Convertible Subordinated Notes were antidilutive for all periods presented. The effects of the options were not presented for the year ended December 31, 2001 as the Company incurred a net loss and inclusion of these securities would be antidilutive.

On January 8, 2002, ARRIS issued 5.25 million shares of ARRIS common stock for the purchase of substantially all of the assets and certain liabilities of Cadant, Inc. (See Note 17 of Notes to the Consolidated Financial Statements).

Note 10.     Income Taxes

Income tax expense (benefit) consisted of the following (in thousands):

	Years Ended December 31,

	2001	2000	1999

Current — Federal	$(4,636)	$12,496	$11,698
State	(430)	1,759	2,513

	(5,066)	14,255	14,211

Deferred — Federal	29,908	26	(355)
State	2,777	4	(50)

	32,685	30	(405)

	$27,619	$14,285	$13,806

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the Statutory Federal tax rate of 35% and the effective rates is as follows:

	Years Ended December 31,

	2001	2000	1999

Statutory Federal income tax expense (benefit)	(35.0)%	35.0%	35.0%
Effects of:
Amortization of goodwill	1.1%	4.4%	5.0%
State income taxes, net of Federal benefit	(3.3)%	2.1%	3.4%
Meals and entertainment	0.3%	1.1%	1.3%
Write-off of acquired in-process R&D	4.7%	0.0%	0.0%
Change in valuation allowance	51.9%	(2.8)%	0.0%
Other, net	0.0%	1.1%	0.5%

	19.7%	40.9%	45.2%

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of ARRIS’ net deferred tax assets (liabilities) were as follows (in thousands):

	December 31,

	2001	2000

Current deferred tax assets:
Inventory costs	$16,853	$11,678
Merger/restructuring related reserves	6,481	3,897
Allowance for uncollectible accounts	3,599	2,058
Accrued pension	4,707	2,211
Other, principally operating expenses	14,274	(916)

Total current deferred tax assets	45,914	18,928
Long-term deferred tax assets:
Federal/state net operating loss carryforwards	19,521	3,076
Foreign net operating loss carryforwards	2,358	2,358
Plant and equipment, depreciation and basis differences	7,687	3,697

Total long-term deferred tax assets	29,566	9,131

Long-term deferred tax liabilities:
Purchased technology	(17,017)	—
Goodwill and other	(2,040)	(1,362)

Total long-term deferred tax liabilities	(19,057)	(1,362)
Net deferred tax assets	56,423	26,697
Valuation allowance on deferred tax assets	(56,423)	(2,358)

Net deferred tax assets	$—	$24,339

As of December 31, 2001, ARRIS has estimated federal and foreign tax loss carryforwards of $51.0 million and $6.9 million, respectively. The federal and foreign tax loss carryforwards expire through

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2016 and 2005, respectively. As of December 31, 2001, tax benefits arising from loss carryforwards of approximately $2.4 million originating prior to TSX’s quasi-reorganization on November 22, 1985 would be credited directly to additional paid in capital if and when realized.

ARRIS established a valuation allowance in accordance with the provisions of FASB Statement No. 109, Accounting for Income Taxes. The Company continually reviews the adequacy of the valuation allowance and recognizes the benefits of deferred tax assets only as reassessment indicates that it is more likely than not that the deferred tax assets will be realized. As of December 31, 2001, the Company will be able to realize approximately $5,066,000 of NOL carrybacks.

The Company had U.S. and foreign net operating loss carryforwards at December 31, 2001 expiring as follows (in thousands):

	U.S.	Foreign
Expiration in Calendar Year	Amount	Amount

2002	$1,099	$—
2004	501	—
2005	1,967	6,935
2007	2,745	—
2008	1,379	—
2016	43,343	—

	$51,034	$6,935

Note 11.     Commitments

ARRIS leases office, distribution, and manufacturing facilities as well as equipment under long-term operating leases expiring at various dates through 2009. Future minimum lease payments under non-cancelable operating leases at December 31, 2001 were as follows (in thousands):

2002	$9,879
2003	7,458
2004	6,266
2005	5,201
2006	4,043
Thereafter	4,557
Less sublease income	(3,326)

Total minimum lease payments	$34,078

Total rental expense for all operating leases amounted to approximately $7.8 million, $5.3 million and $7.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. We currently lease approximately 75,000 square feet of office space from Nortel Networks with an annual rental charge of approximately $675,000 expiring July 2004.

As of December 31, 2001, the Company had approximately $1.6 million outstanding under letters of credit with its banks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12.     Stock-Based Compensation

ARRIS grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the market price of the shares at the date of grant. ARRIS accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees and, accordingly, does not recognize compensation expense for the stock option grants. The Company has elected to follow APB Opinion No. 25 because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options.

ARRIS grants stock options under its 2001 Stock Incentive Plan (“2001 SIP”) and issues stock purchase rights under its Employee Stock Purchase Plan (“ESPP”). In connection with the Company’s reorganization on August 3, 2001, the Company froze additional grants under its prior plans, which are the 2000 Stock Incentive Plan (“2000 SIP”), the 2000 Mid-Level Stock Option Plan (“MIP”), the 1997 Stock Incentive Plan (“SIP”), the 1993 Employee Stock Incentive Plan (“ESIP”), the Director Stock Option Plan (“DSOP”), and the TSX Long-Term Incentive Plan (“LTIP”). All options granted under the previous plans are still exercisable. These plans are described below.

As required by SFAS No. 123, ARRIS presents below supplemental information disclosing pro forma net (loss) income and net (loss) income per common share as if ARRIS had recognized compensation expense on stock options granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value for these options was estimated using a Black-Scholes option-pricing model. The weighted average assumptions used in this model to estimate the fair value of options granted under the 2001 SIP, 2000 SIP, MIP, SIP, ESIP, DSOP and LTIP for 2001, 2000 and 1999 were as follows: risk-free interest rates of 4.27%, 5.03% and 5.41%, respectively; a dividend yield of 0%; volatility factor of the expected market price of ARRIS’ common stock of .71, .64 and .56, respectively; and a weighted average expected life of 4, 5, and 7 years, respectively. The weighted average assumptions used to estimate the fair value of purchase rights granted under the ESPP for 2001, 2000, and 1999 were as follows: risk-free interest rates of 2.70%, 5.52% and 5.66% respectively; a dividend yield of 0%; volatility factor of the expected market price of ARRIS’ common stock of .64, .64 and .56, respectively; and a weighted average expected life of .5, 1 and 1 year, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because ARRIS’ employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. ARRIS’ pro forma information follows (in thousands, except per share data):

	2001	2000	1999

Pro forma net (loss) income	$(176,991)	$14,454	$12,766

Pro forma net (loss) income per common share:
Basic	$(3.30)	$0.38	$0.35

Diluted	$(3.30)	$0.37	$0.33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation expense recognized for pro forma purposes was approximately $9.3 million, $10.4 million and $6.6 million for 2001, 2000 and 1999, respectively. SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994.

In 2001, the Board of Directors approved the 2001 SIP to facilitate the retention and continued motivation of key employees, consultants and directors, and to align more closely their interests with those of the Company and its stockholders. Awards under the 2001 SIP may be in the form of incentive stock options, non-qualified stock options, stock grants, stock units, restricted stock, stock appreciation rights, performance shares and units, dividend equivalent rights and reload options. A total of 9,580,000 shares of the Company’s common stock may be issued pursuant to this plan. Options granted under this plan vest in fourths on the anniversary date of the grant beginning with the first anniversary and terminate ten years from the date of grant.

In 2001, the Board of Directors approved a proposal to grant truncated options to employees and board members having previous stock options with exercise prices more than 33% higher than the market price of the Company’s stock at $10.20 per share. The truncated options to purchase stock of the Company pursuant to the Company’s 2001 Stock Incentive Plan, have the following terms: (a) one fourth of each option shall be exercisable immediately and an additional one fourth shall become exercisable or vest on each anniversary of this grant; (b) each option shall be exercisable in full after the closing price of the stock has been at or above the target price as determined by the agreement for twenty consecutive trading days (the “Accelerated Vesting Date”); (c) each option shall expire on the earliest of (i) the tenth anniversary of grant, (ii) six months and one day from the accelerated vesting date, (iii) the occurrence of an earlier expiration event as provided in the terms of the options granted by 2000 stock option plans. No compensation was recorded in relation to these options.

In 2000, the Board of Directors approved the 2000 SIP to facilitate the retention and continued motivation of key employees, consultants and directors, and to align more closely their interests with those of the Company and its stockholders. Awards under the 2000 SIP may be in the form of incentive stock options, non-qualified stock options, stock grants, stock units, restricted stock, stock appreciation rights, performance shares and units, dividend equivalent rights and reload options. A total of 2,500,000 shares of the Company’s common stock were originally reserved for issuance under this plan. Options granted under this plan vest in fourths on the anniversary date of the grant beginning with the first anniversary and terminate ten years from the date of grant. No compensation was recorded in relation to these options.

In 2000, the Board of Directors approved the 2000 MIP established to facilitate the retention and continued motivation of key mid-level employees and to align more closely their interests with those of the Company and its stockholders. Awards under this plan were in the form of non-qualified stock options. A total of 500,000 shares of ARRIS’ common stock were originally reserved for issuance under this plan. As only mid-level employees of the Company are eligible to receive grants under this plan, no options under this plan were granted to officers of ARRIS. No mid-level employee received more than 7,500 options to purchase shares of the Company’s stock under this plan and no option may be granted under this plan after the date of the 2000 annual meeting of stockholders. Options granted under this plan vest in fourths on the anniversary date of the grant beginning with the first anniversary and terminate ten years from the date of grant.

In 1997, the Board of Directors approved the SIP to facilitate the hiring, retention and continued motivation of key employees, consultants and directors and to align more closely their interests with those of the Company and its stockholders. Awards under the SIP were in the form of incentive stock options, non-qualified stock options, stock grants, stock units, restricted stock, stock appreciation rights, performance shares and units, dividend equivalent rights and reload options. A total of 3,750,000 shares of the Company’s common stock were originally reserved for issuance under this plan. Vesting requirements for issuance under the SIP may vary as may the related date of termination.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Approximately three-fourths of the SIP options granted were tied to a vesting schedule that would accelerate if ARRIS’ stock closed above specified prices ($15, $20 and $25) for 20 consecutive days and the Company’s diluted earnings per common share (before non-recurring items) over a period of four consecutive quarters exceed $1.00 per common share. As of March 31, 1999 the $1.00 per diluted share trigger for the vesting of these grants was met. The $15 and $20 stock value targets had already been met. Accordingly two-thirds of these options were vested. Further, on May 26, 1999, the final third was vested upon meeting the $25 per share value target. Under the terms of the options, one half of the vested options became exercisable when the target was reached and the remaining options become exercisable one year later. A portion of all other options granted under this plan vest each year on the anniversary of the date of grant beginning with the second anniversary and terminate seven years from the date of grant. The remaining portion of options granted under the SIP plan vest in fourths on the anniversary of the date of grant beginning with the first anniversary and have an extended life of ten years from the date of grant.

In 1993, the Board of Directors approved the ESIP that provides for granting key employees and consultants options to purchase up to 1,925,000 shares of ARRIS common stock. In 1996, an amendment to the ESIP was approved increasing the number of shares of ARRIS common stock that may be issued pursuant to that plan from 1,925,000 shares to 3,225,000 shares. One-third of these options vests each year on the anniversary of the date of grant beginning with the second anniversary. The options terminate seven years from the date of grant.

In 1993, the Board of Directors also approved the DSOP that provides for the granting, to each director of the Company who has not been granted any options under the ESIP each January 1, commencing January 1, 1994, an option to purchase 2,500 shares of ARRIS common stock for the average closing price for the ten trading days preceding the date of grant. A total of 75,000 shares of ARRIS common stock have been were originally reserved for issuance under this plan. These options vest six months from the date of grant and terminate seven years from the date of grant. No options have been issued pursuant to this plan after 1997.

In connection with ARRIS’ acquisition of TSX in 1997, each option to purchase TSX common stock under the LTIP was converted to a fully vested option to purchase ARRIS common stock. A total of 883,900 shares of ARRIS common stock have been allocated to this plan. The options under the LTIP terminate ten years from the original grant date.

A summary of activity of ARRIS’ options granted under its 2001 SIP, 2000 SIP, MIP, SIP, ESIP, DSOP, and LTIP is presented below:

	2001		2000		1999

		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Beginning balance	5,378,727	$16.27	3,940,717	$14.34	5,450,903	$11.55
Grants	4,169,778	$10.17	2,389,017	$21.11	774,500	$23.86
Exercises	(59,328)	$11.80	(490,337)	$10.71	(1,870,357)	$10.83
Terminations	(535,227)	$17.45	(460,003)	$30.85	(403,496)	$11.07
Expirations	(41,724)	$22.22	(667)	$15.88	(10,833)	$20.48

Ending balance	8,912,226	$13.34	5,378,727	$16.27	3,940,717	$14.34

Vested at period end	3,605,738	$13.64	2,261,708	$12.46	965,275	$12.49

Weighted average fair value of options granted during year	$5.71		$21.11		$14.67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about 2001 SIP, 2000 SIP, MIP, SIP, ESIP, DSOP, and LTIP options outstanding at December 31, 2001.

	Options Outstanding			Options Exercisable

	Number	Weighted Average	Weighted	Number	Weighted
	Outstanding	Remaining	Average	Exercisable	Average
Range of Exercise Prices	at 12/31/01	Contractual Life	Exercise Price	At 12/31/01	Exercise Price

$ 2.00 to $ 4.00	20,000	2.17 years	$2.00	20,000	$2.00
$ 5.00 to $ 8.00	1,251,500	8.97 years	$7.99	314,021	$7.99
$ 8.88 to $10.20	4,861,372	8.31 years	$9.96	1,372,286	$9.37
$10.50 to $15.88	1,157,266	2.22 years	$12.70	1,112,097	$12.59
$16.60 to $19.75	298,501	2.44 years	$18.01	242,335	$18.27
$22.88 to $59.31	1,323,587	7.59 years	$30.50	544,999	$28.16

$ 2.00 to $59.31	8,912,226	7.30 years	$13.34	3,605,738	$13.64

Pursuant to the Merger Agreement between ARRIS and Keptel, on November 17, 1994 under the ARRIS/ Keptel Exchange Option Plan (“EOP”), each Keptel stock option, whether or not then exercisable, was canceled and substituted with an ARRIS/ Keptel exchange option to acquire shares of ARRIS common stock. Each ARRIS/ Keptel exchange option provides the option holder with rights and benefits that are no less favorable than were provided under the former Keptel stock option plan. A total of 360,850 shares of ARRIS common stock have been allocated to this plan. There were no options granted under the EOP during the years ended December 31, 2001, 2000, and 1999. Additionally, as of December 31, 2001 no options issued under this plan remain outstanding.

Additionally, ARRIS has an ESPP that initially enabled its employees to purchase a total of 300,000 shares of ARRIS common stock over a period of time. In 1999, an amendment to the ESPP was approved increasing the number of shares of ARRIS common stock that may be issued pursuant to that plan to 800,000 shares. The Company accounts for the ESPP in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly recognizes no compensation expense. Participants can request that up to 10% of their base compensation be applied toward the purchase of ARRIS common stock under ARRIS’ ESPP. Purchases by any one participant are limited to $25,000 in any one year. The exercise price is the lower of 85% of the fair market value of the ARRIS common stock at the date of grant or at the later exercise date. Under the ESPP, employees of ARRIS purchased 15,092, 18,709 and 44,451 shares of ARRIS common stock in 2001, 2000 and 1999, respectively. In connection with the Company’s reorganization on August 3, 2001, the existing plan was frozen and a new plan was authorized under which 800,000 shares are available. At December 31, 2001, approximately 231,306 shares are subject to purchase under the new ESPP at a price of no more than $3.04 per share.

In 2001, 2000 and 1999, ARRIS paid its non-employee directors annual retainer fees of $50,000 in the form of stock units. These stock units, which are granted out of the various stock option plans, convert to Common Stock of the Company at the prearranged time selected by each director. The Company amortizes the compensation expense related to these stock units on a straight-line basis over a period of one year. At December 31, 2001, 2000 and 1999 there were 71,200 units, 40,300 units and 36,700 units issued and outstanding, respectively.

Note 13.	Employee Benefit Plans

The Company sponsors two non-contributory defined benefit pension plans that cover the majority of the Company’s U.S. employees. As of January 1, 2000, the Company froze the defined pension plan benefits for 569 participants. These participants elected to participate in ARRIS’ enhanced 401(k) plan. Due to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the cessation of plan accruals for such a large group of participants, a curtailment was considered to have occurred. As a result of the curtailment, as outlined under FASB Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, the Company recorded a $2.1 million pre-tax gain on the curtailment during the first quarter 2000. In addition, during the year ended December 31, 2001, the Company recognized approximately $3.6 million in pension expense related to supplemental pension plan benefits.

The U.S. pension plan benefit formulas generally provide for payments to retired employees based upon their length of service and compensation as defined in the plans. ARRIS’ policy is to fund the plans as required by the Employee Retirement Income Security Act of 1974 (“ERISA”) and to the extent that such contributions are tax deductible.

	2001	2000

	(in thousands)
Change in Benefit Obligation:
Benefit obligation at the beginning of year	$17,851	$17,791
Service cost	431	597
Interest cost	1,269	1,143
Plan amendment	3,955	86
Actuarial loss	2,207	1,829
Benefit payments	(329)	(259)
Curtailment	3,589	(3,336)

Benefit obligation at end of year	$28,973	$17,851

Change in Plan Assets:
Fair value of plan assets at beginning of year	$11,513	$11,468
Actual return on plan assets	(56)	304
Company contributions	11	—
Benefits paid from plan assets	(328)	(259)

Fair value of plan assets at end of year	$11,140	$11,513

Funded Status:
Funded status of plan	$(17,833)	$(6,338)
Unrecognized actuarial loss (gain)	1,486	(1,713)
Unamortized prior service cost	4,106	2,108

(Accrued) benefit cost	$(12,241)	$(5,943)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The plans’ assets consist of corporate and government debt securities and equity securities. Net periodic pension cost for 2001, 2000 and 1999 for pension and supplemental benefit plans includes the following components (in thousands):

	2001	2000	1999

Service cost	$431	$597	$1,629
Interest cost	1,269	1,143	1,446
Return on assets (expected)	(914)	(901)	(940)
Recognized net actuarial loss	(23)	(141)	104
Amortization of prior service cost	313	308	128

Net periodic pension cost	1,076	1,006	2,367
Additional pension (income) due to curtailment	3,589	(2,108)	—

Net periodic pension cost (income)	$4,665	$(1,102)	$2,367

The assumptions used in accounting for the Company’s defined benefit plans for the three years presented are set forth below:

	2001	2000	1999

Assumed discount rate for active participants	7.25%	7.75%	7.5%
Assumed discount rate for inactive participants	6.5%	6.5%	—
Rates of compensation increase	6.0%	6.0%	6.0%
Expected long-term rate of return on plan assets	8.0%	8.0%	8.0%

Additionally, ARRIS has established defined contribution plans pursuant to the Internal Revenue Code Section 401(a) that cover all eligible U.S. employees. ARRIS contributes to these plans based upon the dollar amount of each participant’s contribution. ARRIS made contributions to these plans of approximately $1.1 million, $1.1 million and $0.7 million in 2001, 2000, and 1999, respectively. In conjunction with the Company’s reorganization in August 2001, all the terms and conditions of the plan remain the same.

Note 14.     Sales Information

As of December 31, 2001, Liberty Media Corporation, which is part of the Liberty Media Group of AT&T whose financial performance is “tracked” by a separate class of AT&T stock, effectively controlled approximately 10% of the outstanding ARRIS common stock on a fully diluted basis. The effective ownership includes options to acquire an additional 854,341 shares. In August 2001, AT&T spun off Liberty Media to the holders of its tracking stock, and AT&T no longer indirectly owns an interest in ARRIS. A significant portion of the Company’s revenue is derived from sales to AT&T (including MediaOne Communications, which was acquired by AT&T during 2000) aggregating $237.9 million, $431.5 million and $355.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. Giving effect to AT&T’s acquisition of MediaOne Communications, sales to the combined entity aggregated $391.1 million for 1999.

ARRIS operates globally and offers products and services that are sold to cable system operators and telecommunications providers. ARRIS’ products and services are focused in three new product categories instead of the previous four categories: broadband (previously cable telephony and internet access); transmission, optical, and outside plant; and supplies and services. All prior period revenues have been aggregated to conform to the new product categories. Consolidated revenues by principal products and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

services for the years ended December 31, 2001, 2000 and 1999, respectively were as follows (in thousands):

		Transmission,
		Optical, and	Supplies and
	Broadband	Outside Plant	Services	Total

Annual sales:
December 31, 2001	$368,511	$227,759	$151,400	$747,670
December 31, 2000	$312,310	$427,878	$258,542	$998,730
December 31, 1999	$236,532	$388,588	$219,636	$844,756

The Company sells its products primarily in the United States with its international revenue being generated from Asia Pacific, Europe, Latin America and Canada. The Asia Pacific market includes Australia, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, New Zealand, Philippines, Sampan, Singapore, Taiwan, and Thailand. The European market includes France, Ireland, Italy, Netherlands, Portugal, Spain and the United Kingdom. Sales to international customers were approximately 14.6%, 8.5% and 6.4% of total sales for the years ended December 31, 2001, 2000 and 1999, respectively. Sales for the three years ended December 31, 2001, 2000 and 1999 are as follows:

	December 31,	December 31,	December 31,
	2001*	2000	1999

	(in thousands)
International region
Asia Pacific	$29,946	$15,500	$12,445
Europe	52,199	36,378	19,035
Latin America	20,531	29,232	19,545
Canada	6,232	3,820	3,347

Total international sales	108,908	84,930	54,372
Domestic sales	638,762	913,800	790,384

Total sales	$747,670	$998,730	$844,756

*	The year ended December 31, 2001 included approximately five months of international Cornerstone revenue. Under the previous joint venture agreement with Nortel, the Company was not able to sell the Arris Interactive L.L.C. products internationally. This agreement terminated upon the Company’s acquisition of Nortel’s share of Arris Interactive L.L.C. on August 3, 2001.

Total identifiable international assets were immaterial.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15.     Summary Quarterly Consolidated Financial Information (unaudited)

The following table summarizes ARRIS’ quarterly consolidated financial information (in thousands, except share data).

	Quarters in 2001 Ended

	March 31,	June 30,	September 30,	December 31,

Net sales	$212,788	$177,185	$174,159	$183,538
Gross profit	32,090	22,668	13,870	50,342
Operating (loss)	(4,345)	(15,048)	(85,796)	(8,736)
(Loss) before income taxes and extraordinary loss(15)	(10,420)	(21,784)	(92,495)	(13,560)
Net (loss)	$(7,218)	$(14,488)	$(132,465)	$(13,560)

Net (loss) per common share:
Basic	$(0.19)	$(0.38)	$(2.13)	$(0.18)

Diluted	$(0.19)	$(0.38)	$(2.13)	$(0.18)

Supplemental financial information (excluding the effects of unusual items):

Gross profit(1)(2)(3)(13)(14)	$32,090	$28,643	$47,538	$54,730

Operating income (loss)(3)(4)(13)	$(4,345)	$(5,317)	$(787)	$(348)

(Loss) before income taxes	$(10.061)	$(11,651)	$(7,398)	$(5,254)

Net (loss)(5)(6)	$(7,013)	$(8,566)	$(7,398)	$(5,254)

Net (loss) per common share:
Diluted	$(0.18)	$(0.22)	$(0.12)	$(0.07)

Weighted average diluted shares	38,252	38,290	62,110	75,398

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Quarters in 2000 Ended

	March 31,	June 30,	September 30,	December 31,

Net sales	$256,571	$283,016	$281,413	$177,730
Gross profit	51,280	52,826	52,317	29,349
Operating income (loss)	19,320	17,690	16,315	(6,458)
Income (loss) before income taxes	16,449	19,607	9,910	(11,012)
Net income (loss)	$9,727	$11,594	$5,860	$(6,512)

Net income (loss) per common share:
Basic	$0.26	$0.31	$0.15	$(0.17)

Diluted	$0.24	$0.28	$0.15	$(0.17)

Supplemental financial information (excluding the effects of unusual items):

Gross profit(7)	$51,280	$56,326	$52,317	$29,347

Operating income (loss)(8)	$17,212	$21,190	$16,315	$(6,460)

Income (loss) before income taxes(9)(10)(11)(12)	$14,341	$18,457	$13,324	$(9,005)

Net income (loss)	$8,392	$12,102	$7,806	$(5,394)

Net income (loss) per common share:
Diluted	$0.21	$0.29	$0.19	$(0.14)

Weighted average diluted shares	44,513	44,733	44,641	38,772

(1)	During the second quarter of 2001, a workforce reduction program was implemented which significantly reduced the Company’s overall employment levels. This action resulted in a pre-tax charge to cost of goods sold of approximately $1.3 million for severance and related costs incurred at the factory level. Additionally, a pre-tax charge of $3.7 million was recorded to operating expenses.

(2)	During the second quarter of 2001, a one-time warranty expense relating to a specific product was recorded, resulting in a pre-tax charge of $4.7 million for the expected replacement cost of this product. The Company does not anticipate any further warranty expenses to be incurred in connection with this product.

(3)	In the third quarter 2001, in connection with the restructuring plan to outsource most of its manufacturing functions, the Company recorded restructuring and impairment charges of approximately $66.2 million. Included in these charges was approximately $32.0 million related to the write-down of inventories. Additionally, remaining warranty and purchase order commitments of approximately $1.7 million were charged to cost of goods sold. Also included in these charges was approximately $5.7 million related to severance and associated personnel costs, $5.9 million related to the impairment of goodwill due to the pending sale of the power product lines, $14.8 million related to the impairment of fixed assets, and approximately $6.1 million related to lease termination of factories and office space and other shutdown expenses.

(4)	During the third quarter 2001, the Company wrote off in-process R&D of $18.8 million in connection with the Arris Interactive L.L.C. acquisition.

(5)	During the third quarter 2001, unamortized deferred finance fees of $1.9 million were written off and recorded as an extraordinary loss on the extinguishment of debt. These fees related to a revolving credit facility, which was replaced in connection with the Arris Interactive L.L.C. acquisition.

(6)	As a result of the restructuring and impairment charges during the third quarter 2001, a valuation allowance of approximately $38.1 million against deferred tax assets was recorded in accordance with FASB Statement No. 109, Accounting for Income Taxes. (See Note 4 of Notes to the Consolidated Financial Statements.)

(7)	During the second quarter of 2000, ARRIS further evaluated its powering and RF products and recorded an additional pre-tax charge of $3.5 million to cost of goods sold, bringing the total 1999 reorganization related charge to $19.5 million. (See Note 4 of the Notes to the Consolidated Financial Statements.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(8)	As of January 1, 2000, the Company froze the defined pension plan benefits for 569 participants. These participants elected to participate in ARRIS’ enhanced 401(k) plan. Due to the cessation of plan accruals for such a large group of participants, a curtailment was considered to have occurred. As a result of the curtailment, as outlined under FASB Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, the Company recorded a $2.1 million pre-tax gain on the curtailment during the first quarter 2000. (See Note 13 of the Notes to the Consolidated Financial Statements.)

(9)	During the fourth quarter of 2000, the Company reversed $1.25 million of accrued expenses related to the LANcity transaction, due to a change in estimate for costs related to the transaction.

(10)	During the second quarter of 2000, ARRIS made a strategic investment in Chromatis Networks, Inc. (“Chromatis”), receiving 56,882 shares of the company’s preferred stock. On June 28, 2000, Lucent Technologies announced it had completed an acquisition of Chromatis. The conversion of the Chromatis shares into Lucent shares resulted in ARRIS receiving 120,809 shares of Lucent’s stock. Lucent’s stock price on the date of the completed transaction was $57.48, valuing ARRIS’ investment at approximately $6.9 million, thus producing a pre-tax gain of $5.9 million. These shares of Lucent stock are considered trading securities held for resale.

(11)	Because the shares of Lucent stock discussed in the footnote above, are considered trading securities held for resale, they are required to be carried at their fair market value with any gains or losses being included in earnings. Additionally, as a result of Lucent’s spin-off of Avaya Inc., ARRIS was issued approximately 9,060 shares of Avaya stock on September 19, 2000. These securities are also being held for resale. By the end of the third quarter, the stock price of Lucent dropped significantly. In calculating the fair market value of the investments as of September 30, 2000, ARRIS recognized a $3.4 million pre-tax write down of the investments in Lucent and Avaya.

(12)	During the fourth quarter of 2000, ARRIS calculated the fair market value of its available for sale investments and recorded an additional pre-tax mark-to-market write down on its investments of approximately $3.3 million.

(13)	In the fourth quarter of 2001, ARRIS closed a research and development facility in Raleigh, North Carolina and recorded a $4.0 million charge related to severance and other costs associated with closing that facility.

(14)	Due to economic disturbance in Argentina, the Company recorded a write-off of $4.4 million related to unrecoverable amounts due from a customer in that region during the fourth quarter of 2001.

(15)	In accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock, the quarters ended March 31, 2001 and June 30, 2001 were restated as a result of the Arris Interactive L.L.C. acquisition. (See Note 16 of Notes to the Consolidated Financial Statements.)

Note 16.     Acquisition of Arris Interactive L.L.C.

On August 3, 2001, the Company completed the acquisition from Nortel Networks of the portion of Arris Interactive that it did not own. Arris Interactive was a joint venture formed by Nortel and the Company in 1995, that developed products for delivering voice and data services over hybrid fiber coax-networks. The Company decided to complete this transaction because it would have a positive impact on the Company’s future results. Immediately prior to the acquisition we owned approximately 18.75% and Nortel owned the remainder. As part of this transaction:

•	A new holding company, ARRIS, was formed

•	ANTEC, our predecessor, merged with a subsidiary of ARRIS and the outstanding ANTEC common stock was converted, on a share-for-share basis, into common stock of ARRIS Group, Inc.

•	Nortel and the Company contributed to Arris Interactive approximately $131.6 million in outstanding indebtedness and adjusted their ownership percentages in Arris Interactive to reflect these contributions

•	Nortel exchanged its remaining ownership interest in Arris Interactive for 37 million shares of ARRIS common stock (approximately 49.2% of the total shares outstanding following the transaction) and a subordinated redeemable preferred membership interest in Arris Interactive with a face amount of $100 million

•	ANTEC, now a wholly-owned subsidiary of ARRIS, changed its name to Arris International, Inc.

Following the transactions, Nortel designated two new members to our board of directors. Nortel’s ownership interest in ARRIS is governed in part, by an Investor Rights Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The preferred membership interest is redeemable in approximately four quarterly installments commencing February 3, 2002, provided that certain availability and other tests are met under the Company’s revolving credit facility as described in Note 7 of the Notes to the Consolidated Financial Statements.

The following is a summary of the purchase price allocation to record the Company’s purchase of Nortel Networks’ ownership interest in Arris Interactive for 37,000,000 shares of ARRIS Group, Inc. common stock on August 3, 2001 at $6.14 per share as of April 9, 2001 (date of definitive agreement):

(in thousands)
37,000,000 shares of ARRIS’ $0.01 par value common stock at $6.14 per share	$227,180
Acquisition costs (banking fees, legal and accounting fees, printing costs)	7,616
Write-off of abandoned leases and related leasehold improvements	2,568
Fair value of stock options to Arris Interactive L.L.C. employees	12,531
Other	1,346

Adjusted Purchase Price	$251,241

Allocation of Purchase Price:
Net tangible assets acquired	$56,048
Existing technology (to be amortized over 3 years)	51,500
In-process research and development	18,800
Goodwill (not deductible for income tax purposes)	124,893

Total Allocated Purchase Price	$251,241

The value assigned to in-process research and development, in accordance with accounting principles generally accepted in the United States, was written off at the time of acquisition. The $18.8 million of in-process research and development valued for the transaction related to two projects that were targeted at the carrier-grade telephone and high-speed data markets. The value of the in-process research and development was calculated separately from all other acquired assets. The projects included:

•	Multi-service Access System (“MSAS”), a high-density multiple stream cable modem termination system providing carrier-grade availability and high-speed routing technology on the same headend targeted at the carrier-grade telephone and high-speed data market. There are specific risks associated with this in-process technology. As the MSAS has a unique capability to perform hardware sparing through its functionality via use of a radio frequency switching matrix, there is risk involved in being able to achieve the isolation specifications related to this type of technology. Subsequent to December 31, 2001 the MSAS project was discontinued because of a product overlap with Cadant, Inc.

•	Packet Port II, an outside voice over internet protocol terminal targeted at the carrier-grade telephone market. There are specific risks associated with this in-process technology. Based on the key product objectives of the Packet Port II, from a hardware perspective, the product is required to achieve power supply performance capable of meeting a wide range of input power, operating conditions and loads. From a software perspective, the Company is dependent on a third party for reference design software critical to this product. Since development of this reference design software is currently in process, the ordinary risks associated with the completion and timely delivery of the software are inherent to this project. Additionally, there are sophisticated power management techniques required to meet the target power consumption of this product. There are technical/ schedule risks associated with implementing processor power down that can simultaneously meet power consumption targets without affecting the voice or data functionality of this technology application. It is anticipated that the Packet Port II project will be in service in field trials during 2002 and is expected to begin

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contributing to consolidated revenues in 2002. First prototypes of the Packet Port II are currently being developed. This will allow testing on the functionality of the major subsystems of this product.

The following table identifies specific assumptions for the projects, in millions:

	Fair Value at	Estimated	Expected
	Date of	Percentage of	Cost to	Expected Date	Discount
Project	Valuation	Completion	Complete	to Complete	Rate

MSAS	$16.9	68.9%	$9.9	July 2002	32%
Packet Port II	$1.9	41.5%	$11.3	March 2002	32%

Valuation of in-process research and development

The fair values assigned to each developed technology as related to this transaction were valued using an income approach based upon the current stage of completion of each project in order to calculate the net present value of each in-process technology’s cash flows. The cash flows used in determining the fair value of these projects were based on projected revenues and estimated expenses for each project. Revenues were estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles, the estimated life of each product’s underlying technology, and historical pricing. Estimated expenses include cost of goods sold, selling, general and administrative and research and development expenses. The estimated research and development expenses include costs to maintain the products once they have been introduced into the market, and costs to complete the in-process research and development. It is anticipated that the acquired in-process technologies will yield similar prices and margins that have been historically recognized by Arris Interactive and expense levels consistent with historical expense levels for similar products.

A risk-adjusted discount rate was applied to the cash flows related to each existing products’ projected income stream for the years 2002 through 2006. This discount rate assumes that the risk of revenue streams from new technology is higher than that of existing revenue streams. The discount rate used in the present value calculations was generally derived from a weighted average cost of capital, adjusted upward to reflect the additional risks inherent in the development life cycle, including the useful life of the technology, profitability levels of the technology, and the uncertainty of technology advances that are known at the assumed transaction date. Product-specific risk includes the stage of completion of each product, the complexity of the development work completed to date, the likelihood of achieving technological feasibility, and market acceptance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We present below summary unaudited pro forma combined financial information for the Company and Arris Interactive to give effect to the transaction. This summary unaudited pro forma combined financial information is derived from the historical financial statements of the Company and Arris Interactive. This information assumes the transaction was consummated at the beginning of the applicable period. This information is presented for illustrative purposes only and does not purport to represent what the financial position or results of operations of the Company, Arris Interactive or the combined entity would actually have been had the transaction occurred at the applicable dates, or to project the Company’s, Arris Interactive’s or the combined entity’s results of operations for any future period or date. The actual results of Arris Interactive are included in the Company’s operations from August 4, 2001 through the end of 2001.

	Twelve Months Ended
	December 31,

	2001	2000

	(in thousands,
	except per share data)

	(Unaudited)
Net sales	$789,184	$1,293,602
Gross profit	144,118	352,845
Operating (loss) income(1)(3)	(155,034)	96,043
(Loss) income before income taxes	(177,390)	85,137
Net (loss) income(2)	(205,010)	51,481

Net (loss) income per common share:
Basic	$(2.72)	$0.69

Diluted	$(2.72)	$0.67

Weighted average common shares:
Basic	75,281	74,965

Diluted	75,281	76,571

(1)	In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized, but reviewed annually for impairment. The provisions of Statement No. 142 state that goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not be amortized. The information presented above, therefore, does not include amortization expense on the goodwill acquired in this transaction.

(2)	In accordance with FASB Statement No. 109, Accounting for Income Taxes, a valuation reserve against deferred tax assets was recorded as a result of the restructuring and impairment charges during the third quarter 2001. Therefore, no additional adjustment for tax expense (benefit) was reflected in the information presented above.

(3)	In accordance with SEC regulations, the in-process R&D write-off is not reflected as an adjustment to the unaudited pro forma combined statements of operations as it represents a non-recurring charge directly attributable to the transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table represents the amount assigned to each major asset and liability caption of Arris Interactive as of August 3, 2001.

(in thousands)
Total current assets	$179,909
Property, plant and equipment, net	$23,209
Goodwill	$124,893
Intangible assets	$51,500
Total assets	$379,511
Total current liabilities	$64,724
Total long-term liabilities	$2,484
Total liabilities and membership interest	$167,208
Total stockholders’ equity	$212,303

In connection with the Arris Interactive L.L.C. acquisition, the quarters ended March 31, 2001 and June 30, 2001 were restated in accordance with Accounting Principles Board (“APB”) No. 18, The Equity Method of Accounting for Investments in Common Stock. This APB states that an investment in common stock of an investee that was previously accounted for by the cost method becomes qualified for use of the equity method by an increase in the level of ownership. The Company adopted the use of the equity method upon acquisition of Nortel’s portion of Arris Interactive L.L.C., and all prior periods presented have been adjusted retroactively to reflect the equity method of accounting. During 2000, Arris Interactive L.L.C. recorded net income. However, in the periods prior to 2000, Arris Interactive L.L.C. incurred net losses, of which the Company did not recognize its proportionate share due to its investment in Arris Interactive L.L.C. being reduced to zero. APB No. 18 states that the Company should recognize gains only after its share of net income equals its share of net losses not recognized. The Company’s share of Arris Interactive’s net income in 2000 did not exceed the losses unrecognized in previous years, and therefore, these periods have not been restated. However, during the periods ending March 31, 2001 and June 30, 2001, Arris Interactive L.L.C. recorded net losses and the Company has restated these periods to reflect its share of the losses under the equity method of accounting due to the Company’s investment in and advances to Arris Interactive at December 31, 2000 being sufficient to record such losses.

Note 17.     Acquisition of Cadant, Inc.

On January 8, 2002, ARRIS completed the acquisition of all of the assets of Cadant Inc., a privately held designer and manufacturer of next generation Cable Modem Termination Systems (“CMTS”). The Company decided to complete this transaction because it would have a positive impact on future results of the Company.

•	ARRIS issued 5.25 million shares of ARRIS common stock for the purchase of substantially all of Cadant’s assets and certain liabilities.

•	ARRIS agreed to pay up to 2.0 million shares based upon future sales of the CMTS product through January 8, 2003.

The following is a summary of the preliminary purchase price allocation to record ARRIS’ purchase price of the assets and certain liabilities of Cadant Inc. for 5,250,000 shares of ARRIS Group, Inc. common stock based on the average closing price of ARRIS’ common stock for 5 days prior and 5 days after the date of the transaction as quoted on the Nasdaq National Market System.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The excess of the purchase price over the fair value of the net tangible and intangible assets acquired has been allocated to goodwill. Although the purchase price and its allocation are not final, it is anticipated that a portion of the purchase price will be allocated to existing technology. The final allocation of the purchase price will be determined after completion of thorough analyses to identify and determine the fair values of Cadant’s tangible and identifiable intangible assets and liabilities as of the date the transaction is completed. Any change in the fair value of the net assets of Cadant will change the amount of the purchase price allocable to goodwill.

Unaudited
(in thousands)
5,250,000 shares of ARRIS Group, Inc.’s $0.01 par value common stock at $10.631 per common share	$55,813
Acquisition costs (banking fees, legal and accounting fees, printing costs)	600
Fair value of stock options to Cadant, Inc. employees	12,760
Assumption of certain liabilities of Cadant, Inc.	17,039

Adjusted preliminary purchase price	$86,212

Allocation of Preliminary Purchase Price:
Net tangible assets acquired	$4,588
Existing technology (to be amortized over 3 years)	53,000
Goodwill (not deductible for income tax purposes)	28,624

Total allocated preliminary purchase price	$86,212

The following table represents the amount assigned to each major asset and liability caption of Cadant, Inc. as of January 8, 2002.

(in thousands)
Total current assets	$307
Property, plant and equipment, net	$4,281
Goodwill	$28,624
Intangibles	$53,000
Total assets	$86,212
Total current liabilities and long-term debt	$17,039

ARRIS GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2002	2001

	(unaudited)

	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$27,357	$5,337
Accounts receivable (net of allowances for doubtful accounts of $11,032 in 2002 and $9,409 in 2001)	97,541	83,224
Accounts receivable from AT&T	28,415	35,915
Accounts receivable from Nortel Networks	8,299	18,857
Other receivables	12,525	10,049
Inventories	166,174	187,971
Income taxes recoverable	12,853	5,066
Investments held for resale	581	795
Other current assets	23,857	22,110

Total current assets	377,602	369,324
Property, plant and equipment (net of accumulated depreciation of $43,194 in 2002 and $39,057 in 2001)	52,516	52,694
Goodwill (net of accumulated amortization of $56,430 in 2002 and $56,430 in 2001)	287,261	259,062
Intangibles (net of accumulated amortization of $15,382 in 2002 and $7,012 in 2001)	91,734	44,488
Investments	14,079	14,037
Other assets	10,279	12,510

	$833,471	$752,115

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$41,806	$18,620
Accrued compensation, benefits and related taxes	28,272	32,747
Accounts payable and accrued expenses — Nortel Networks	13,042	21,373
Current portion of capital lease obligations	1,122	—
Other accrued liabilities	45,219	45,722

Total current liabilities	129,461	118,462
Capital lease obligations, net of current portion	899	—
Long-term debt	115,000	115,000

Total liabilities	245,360	233,462
Membership interest — Nortel Networks	106,610	104,110

Total liabilities & membership interest	351,970	337,572
Stockholders’ equity:
Preferred stock, par value $1.00 per share, 5.0 million shares authorized; none issued and outstanding	—	—
Common stock, par value $0.01 per share, 320.0 million shares authorized; 80.5 million and 75.2 million shares issued and outstanding in 2002 and 2001, respectively	807	755
Capital in excess of par value	578,829	507,650
Retained earnings (deficit)	(92,096)	(90,162)
Unrealized holding loss on marketable securities	(3,170)	(3,211)
Unearned compensation	(2,618)	(577)
Cumulative translation adjustments	(251)	88

Total stockholders’ equity	481,501	414,543

	$833,471	$752,115

See accompanying notes to the consolidated financial statements.

ARRIS GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended
	March 31,

	2002	2001

	(in thousands, except
	per share data)
Net sales (includes sales to AT&T of $52.1 million and $90.9 million for the periods ended March 31, 2002 and 2001, respectively; and includes sales to Nortel Networks of $1.5 million and $12 thousand for the periods ended March 31, 2002 and 2001, respectively)	$191,567	$212,788
Cost of sales	132,052	180,697

Gross profit	59,515	32,091
Operating expenses:
Selling, general, administrative and development	53,922	35,205
Amortization of intangibles	8,370	—
Amortization of goodwill	—	1,229

Total operating expenses	62,292	36,434

Operating (loss)	(2,777)	(4,343)
Interest expense	1,667	2,746
Membership interest	2,500	—
Other (income) expense, net	1,576	2,972
Loss on marketable securities	214	359

(Loss) before income taxes	(8,734)	(10,420)
Income tax (benefit)	(6,800)	(3,202)

Net (loss)	$(1,934)	$(7,218)

Net (loss) per common share:
Basic	$(0.02)	$(0.19)

Diluted	$(0.02)	$(0.19)

Weighted average common shares:
Basic	80,258	38,252

Diluted	80,258	38,252

See accompanying notes to the consolidated financial statements.

ARRIS GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended
	March 31,

	2002	2001

	(in thousands)
Operating activities:
Net loss	$(1,934)	$(7,218)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	5,564	3,615
Amortization of goodwill	—	1,229
Amortization of intangibles	8,370	—
Amortization of deferred financing fees	635	294
Amortization of unearned compensation	491	449
Loss from equity investment	—	2,718
Provision for doubtful accounts	2,115	1,234
Deferred income taxes	—	(155)
Loss on marketable securities	214	359
Change in membership accrued interest	2,500	—
Changes in operating assets and liabilities:
Accounts receivable	1,774	4,511
Other receivables	(2,476)	—
Inventory	21,797	(13,581)
Accounts payable and accrued liabilities	2,375	23,993
Income taxes recoverable	(7,787)	(2,830)
Other, net	(9,676)	(2,199)

Net cash provided by operating activities	23,962	12,419
Investing activities:
Purchases of property, plant and equipment	(1,105)	(2,797)
Cash paid for acquisition	(676)	—

Net cash (used in) investing activities	(1,781)	(2,797)
Financing activities:
Borrowings under credit facilities	—	44,500
Reductions in borrowings under credit facilities	—	(54,500)
Payments on capital lease obligations	(238)	—
Deferred financing costs paid	—	(295)
Proceeds from issuance of common stock	77	949

Net cash (used in) financing activities	(161)	(9,346)

Net increase in cash and cash equivalents	22,020	276
Cash and cash equivalents at beginning of period	5,337	8,788

Cash and cash equivalents at end of period
	$27,357	$9,064

Noncash investing and financing activities:
Net tangible assets acquired, excluding cash	$4,578	$—
Net liabilities assumed	(16,528)	—
Intangible assets acquired, including goodwill	81,199	—
Noncash purchase price, including 5,250,000 shares of common stock and fair market value of stock options issued	(68,573)	—

Cash paid for acquisition, net of cash acquired	$676	$—

Supplemental cash flow information:
Interest paid during the period	$337	$1,231

Income taxes paid during the period	$101	$37

See accompanying notes to the consolidated financial statements.

ARRIS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1.     Organization and Basis of Presentation

ARRIS Group, Inc., the successor to ANTEC Corporation (together with its consolidated subsidiaries, except as the context otherwise indicates, “ARRIS” or the “Company”), is an international communications technology company, headquartered in Duluth, Georgia. ARRIS specializes in the design and engineering of hybrid fiber-coax architectures and the development and distribution of products for these broadband networks. The Company provides its customers with products and services that enable reliable, high-speed, two-way broadband transmission of video, telephony, and data.

ARRIS operates in one business segment, Communications, providing a range of customers with network and system products and services, primarily hybrid fiber-coax networks and systems for the communications industry. This segment accounts for 100% of consolidated sales, operating profit and identifiable assets of the Company. ARRIS provides a broad range of products and services to cable system operators and telecommunication providers. ARRIS is a leading developer, manufacturer and supplier of telephony, optical transmission, construction, rebuild and maintenance equipment for the broadband communications industry. ARRIS supplies most of the products required in a broadband communication system, including headend, distribution, drop and in-home subscriber products.

On August 3, 2001, the Company acquired Nortel Networks’ portion of Arris Interactive L.L.C., which was a joint venture formed by Nortel and the Company in 1995. Nortel exchanged its ownership interest in Arris Interactive L.L.C. for a subordinated redeemable preferred membership interest in Arris Interactive with a face amount of $100 million and 37 million shares of ARRIS Group, Inc. common stock (See Note 11 of the Notes to the Consolidated Financial Statements). As of March 31, 2002, Nortel Networks controlled approximately 46% of the outstanding ARRIS common stock. Following the Arris Interactive L.L.C. acquisition, Nortel designated two new members of ARRIS’ Board of Directors.

On January 8, 2002, the Company completed its acquisition of substantially all of the assets of Cadant, Inc., a privately held designer and manufacturer of next generation cable modem termination systems (“CMTS”). Under the terms of the transaction, ARRIS issued 5.25 million shares of its common stock and assumed approximately $16.5 million in liabilities in exchange for the assets. The Company also agreed to issue up to 2.0 million additional shares of its common stock based upon future sales of the CMTS product.

As of March 31, 2002, Liberty Media Corporation, which until August 2001 was owned by AT&T, effectively controlled approximately 9% of the outstanding ARRIS common stock. The effective ownership includes options to acquire an additional 854,341 shares. A significant portion of the Company’s revenue is derived from sales to AT&T, aggregating $52.1 million and $90.9 million for the periods ended March 31, 2002 and 2001, respectively.

Certain prior year amounts have been reclassified to conform to the current year’s financial statement presentation.

Note 2.     Impact of Recently Issued Accounting Standards

In October 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Statement supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be “held and used.” The Statement is effective for year-ends beginning after December 15, 2001 (e.g. January 1,

ARRIS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2002 for a calendar-year company). The Company has adopted SFAS No. 144 and has determined that there is no significant impact on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. The review process will entail assessing the fair value of the net assets underlying the Company’s acquisition related goodwill on a business by business basis. If the fair value is deemed less than the related carrying value, the Company will be required to reduce the amount of the goodwill. These reductions will be made retroactive to January 1, 2002. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

The transitional provisions of SFAS No. 142 apply to goodwill and intangible assets acquired only after June 30, 2001. The transitional provisions of SFAS No. 142 have been adopted for the goodwill and intangible assets acquired with the Arris Interactive L.L.C. transaction, as the acquisition occurred on August 3, 2001, and the Cadant, Inc. acquisition, which occurred on January 8, 2002. The Company has applied the new accounting rules to goodwill and intangible assets acquired prior to July 1, 2001 during the quarter ending March 31, 2002. As of March 31, 2002, the financial statements included acquisition related goodwill of $287.3 million, net of previous amortization. The process of implementing SFAS No. 142 has begun and will be completed during the first half of 2002. The Company expects a substantial reduction in goodwill as a result of this process. In addition, the Company no longer amortizes acquisition related goodwill. The table below shows the periods ended March 31, 2002 and 2001 on a comparative basis given the adoption of the amortization provisions of SFAS 142.

	Quarters Ended March 31,

	2002	2001

	(in thousands, except per
	share data)
Net loss as reported	$(1,934)	$(7,218)
Add: Goodwill amortization	—	1,229

Net loss as adjusted for SFAS No. 142.	$(1,934)	$(5,989)

Net loss per diluted share:
As reported	$(0.02)	$(0.19)

As adjusted	$(0.02)	$(0.16)

Note 3.     Restructuring and Other Charges

In the fourth quarter of 2001, ARRIS closed a research and development facility in Raleigh, North Carolina and recorded a $4.0 million charge related to severance and other costs associated with closing that facility. This charge included termination expenses of $2.2 million related to the involuntary dismissal of 48 employees, primarily engaged in engineering functions at that facility. Also included in the $4.0 million charge was $0.7 million related to lease commitments, $0.2 million related to the impairment of fixed assets, and $0.9 million related to other shutdown expenses. As of March 31, 2002, approximately $0.6 million related to severance, $0.6 million related to lease commitments, and $0.2 million of shutdown expenses remained in the restructuring accrual to be paid. The Company anticipates disposing of $0.2 million of fixed assets during the second quarter of 2002.

ARRIS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In the third quarter of 2001, the Company announced a restructuring plan to outsource the functions of most of its manufacturing facilities. This decision to reorganize was due in part to the ongoing weakness in industry spending patterns. The plan entailed the implementation of an expanded manufacturing outsourcing strategy and the related closure of the four factories located in El Paso, Texas and Juarez, Mexico. The closure of the factories is anticipated to be complete during the first half of 2002. As a result, the Company recorded restructuring and impairment charges of $66.2 million. Included in these charges was approximately $32.0 million related to the write-down of inventories and approximately $1.7 million related to remaining warranty and purchase order commitments, which have been reflected in cost of sales. Also included in the restructuring and impairment charge was approximately $5.7 million related to severance and associated personnel costs, $5.9 million related to the impairment of goodwill due to the pending sale of the power product lines, $14.8 million related to the impairment of fixed assets, and approximately $6.1 million related to lease termination and other shutdown expenses of factories and office space. The personnel-related costs included termination expenses for the involuntary dismissal of 807 employees, primarily engaged in production and assembly functions performed at the facilities. ARRIS offered terminated employees separation amounts in accordance with the Company’s severance policy and provided the employees with specific separation dates. The severance and associated personnel costs will be paid upon closure of the factories. As of March 31, 2002, approximately $1.9 million related to severance, $1.9 million related to lease commitments, $1.1 million related to purchase order commitments, $1.5 million related to the warranty reserve, and $1.2 million of other shutdown expenses relating to the restructuring and impairment charges remained in the accrual to be paid. The fixed assets will be disposed of in the first half of 2002.

Note 4.     Inventories

Inventories are stated at the lower of average, approximating first-in, first-out, cost or market. The components of inventory are as follows (in thousands):

	March 31,	December 31,
	2002	2001

	(Unaudited)
Raw material	$33,268	$46,104
Work in process	21	1,797
Finished goods	132,885	140,070

Total inventories	$166,174	$187,971

ARRIS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5.     Property, Plant and Equipment Net

Property, plant and equipment, at cost, consists of the following (in thousands):

	March 31,	December 31,
	2002	2001

	(Unaudited)
Land	$1,964	$1,964
Building and leasehold improvements	10,548	11,258
Machinery and equipment	83,198	78,529

	95,710	91,751
Less: Accumulated depreciation	(43,194)	(39,057)

Total property, plant and equipment, net	$52,516	$52,694

Note 6.     Long Term Debt, Capital Lease Obligations and Membership Interest

Long term debt, capital lease obligations and membership interest consist of the following (in thousands):

	March 31,	December 31,
	2002	2001

	(Unaudited)
Revolving credit facility	$—	$—
Capital lease obligations	2,021	—
Membership interest — Nortel Networks	106,610	104,110
4.5% Convertible Subordinated Notes	115,000	115,000

Total debt, capital lease obligations and membership interest	223,631	219,110
Less current portion	(1,122)	—

Total long term debt, capital lease obligations and membership interest	$222,509	$219,110

In 1998, the Company issued $115.0 million of 4.5% Convertible Subordinated Notes (“Notes”) due May 15, 2003. The Notes are convertible, at the option of the holder, at any time prior to maturity, into the Company’s common stock (“Common Stock”) at a conversion price of $24.00 per share. The Notes became redeemable, in whole or in part, at the Company’s option, on May 15, 2001. As of March 31, 2002, there were $115.0 million of Notes outstanding. In April 2002, ARRIS exchanged 1,017,285 shares of its common stock for $9.75 million of Notes in private transactions. On May 10, 2002, as part of a public exchange offer, the Company exchanged approximately 577,000 shares of its common stock for approximately $5.65 million of Notes. See Note 12 of the Notes to the Consolidated Financial Statements.

The Company’s bank indebtedness was refinanced on August 3, 2001, in connection with the Arris Interactive L.L.C. acquisition. See Note 11 of Notes to the Consolidated Financial Statements. The new facility is an asset-based revolving credit facility, which initially permitted the borrowers (including the Company and Arris Interactive) to borrow up to $175.0 million (which can be increased under certain conditions by up to $25.0 million), based upon availability under a borrowing base calculation. In general, the borrowing base is limited to 85% of net eligible receivables (with special limitations in relation to foreign receivables) and 80% of the liquidation value of eligible inventory (not to exceed $80.0 million). The facility contains traditional financial covenants, including fixed charge coverage, senior debt leverage, minimum net worth, minimum inventory turns ratios, and a $10.0 million minimum borrowing base

ARRIS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

availability covenant. The facility is secured by substantially all of the Company’s assets. The credit facility has a maturity date of August 3, 2004. However, the maturity date of the credit facility will be December 31, 2002 in the event that the Company’s convertible subordinated notes due May 15, 2003 are not either fully refinanced or fully converted to ARRIS common stock prior to December 31, 2002 in a manner satisfactory to the lenders under the credit facility. Refinancing or converting the convertible subordinated notes could result in a significant charge to earnings. In connection with the sale of the Keptel product line, the credit facility was amended in April 2002 to permit the sale of Keptel, to defer until May 31, 2002 a mandatory reduction of the credit facility of approximately $30.0 million as a result of the Keptel sale, and to permit certain other transactions incidental to the Keptel sale. The reduction in the facility size does not affect the actual current availability under the loan, which at March 31, 2002 was approximately $42.0 million. As of March 31, 2002, ARRIS had no borrowings outstanding. See Note 12 of the Notes to Consolidated Financial Statements.

In conjunction with the acquisition of Arris Interactive L.L.C., the Company issued to Nortel Networks a subordinated redeemable preferred membership interest in Arris Interactive with a face amount of $100.0 million. This membership interest earns a return of 10% per annum, compounded annually. For the period ended March 31, 2002, the Company recorded membership interest expense of $2.5 million.

In conjunction with the acquisition of Cadant, Inc., See Note 11 of the Notes to the Consolidated Financial Statements the Company assumed approximately $2.3 million in capital lease obligations, related to machinery and equipment. The leases require future rental payments until 2003.

ARRIS has not paid dividends on its common stock since its inception. The Company’s primary loan agreement contains covenants that prohibit the Company from paying such dividends.

Note 7.	Comprehensive (Loss) Income

Total comprehensive loss for the three-month periods ended March 31, 2002 and 2001 was $(2.2) million and $(7.3) million, respectively. The difference in the comprehensive loss as compared to the net loss was $(0.3) million and $(0.1) million for the periods ended March 31, 2002 and 2001, respectively. Such comprehensive loss, which is recorded as a separate component of stockholders’ equity is related to cumulative translation adjustments and unrealized holding losses on marketable securities.

Note 8.	Sales Information

As of March 31, 2002, Liberty Media Corporation, which until August 2001 was owned by AT&T, effectively controlled approximately 9% of the outstanding ARRIS common stock. The effective ownership includes options to acquire an additional 854,341 shares. A significant portion of the Company’s revenue is derived from sales to AT&T aggregating $52.1 million and $90.9 million for the periods ended March 31, 2002 and 2001, respectively.

ARRIS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ARRIS operates globally and offers products and services that are sold to cable system operators and telecommunications providers. ARRIS’ products and services are focused in three product categories: broadband (previously labeled cable telephony and internet access); transmission, optical, and outside plant; and supplies and services. All prior period revenues have been aggregated to conform to the new product categories. Consolidated revenues by principal products and services for the periods ended March 31, 2002, and 2001, respectively were as follows (in thousands):

		Transmission,
		Optical, and	Supplies and
	Broadband	Outside Plant	Services	Total

Quarterly sales:
March 31, 2002	$114,182	$46,435	$30,950	$191,567
March 31, 2001	$103,004	$66,735	$43,049	$212,788

The Company sells its products primarily in the United States with its international revenue being generated from Asia Pacific, Europe, Latin America and Canada. The Asia Pacific market includes Australia, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, New Zealand, Philippines, Sampan, Singapore, Taiwan, and Thailand. The European market includes France, Ireland, Italy, Netherlands, Portugal, Spain and the United Kingdom. Sales to international customers were approximately 24.1%, and 4.8% of total sales for the periods ended March 31, 2002 and 2001, respectively. Sales for the periods ended March 31, 2002 and 2001 are as follows:

	Three Months Ended
	March 31,

International Region	2002	2001*

	(Unaudited)	(Unaudited)
Asia Pacific	$11,541	$3,640
Europe	28,923	1,828
Latin America	3,673	4,241
Canada	2,115	469

Total international sales	46,252	10,178
Total domestic sales	145,315	202,610

Total sales	$191,567	$212,788

*	Under the previous joint venture agreement with Nortel, the Company was not able to sell the Arris Interactive L.L.C. Cornerstone products internationally. This agreement was terminated upon the Company’s acquisition of Nortel’s ownership interest in Arris Interactive L.L.C. on August 3, 2001.

Total identifiable international assets were immaterial.

ARRIS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.	Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share (“EPS”) computations for the periods indicated (in thousands except per share data):

	Three Months Ended
	March 31,

	2002	2001

	(Unaudited)	(Unaudited)
Basic:
Net loss	$(1,934)	$(7,218)

Weighted average shares outstanding	80,258	38,252

Basic loss per share	$(0.02)	$(0.19)

Diluted:
Net loss	$(1,934)	$(7,218)

Weighted average shares outstanding	80,258	38,252
Dilutive securities net of income tax benefit:
Add options / warrants	—	—
Add assumed conversion of 4.5% convertible subordinated notes	—	—

Total	80,258	38,252

Diluted loss per share	$(0.02)	$(0.19)

The effects of the options, warrants and 4.5% Convertible Subordinated Notes were not presented for these periods as the Company incurred a net loss and inclusion of these securities would be antidilutive. In April 2002, ARRIS exchanged 1,017,285 shares of its common stock for $9.75 million of Notes in private transactions. On May 10, 2002, as part of a public exchange offer, the Company exchanged approximately 577,000 shares of its common stock for approximately $5.65 million of Notes. See Note 12 of the Notes to the Consolidated Financial Statements.

ARRIS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10.      Summary Quarterly Consolidated Financial Information (Unaudited)

The following table summarizes ARRIS’ quarterly consolidated financial information (in thousands, except share data).

	Quarters Ended
	March 31,

	2002	2001

Net sales	$191,567	$212,788
Gross profit(1)	59,515	32,091
Operating loss(1)	(2,777)	(4,343)
Loss before income taxes(1)(2)	(8,734)	(10,420)
Net loss(3)	$(1,934)	$(7,218)

Net loss per common share:
Basic	$(0.02)	$(0.19)

Diluted	$(0.02)	$(0.19)

Supplemental financial information (excluding unusual items)
Gross profit(1)	$60,243	$32,091

Operating income (loss)(1)	$276	$(4,343)

Loss before income taxes(1)(2)	$(5,467)	$(10,061)

Net loss(3)	$(5,467)	$(7,013)

Net loss per common share:
Diluted	$(0.07)	$(0.18)

Weighted average diluted shares	80,258	38,252

(1)	During the first quarter of 2002, ARRIS had a workforce reduction of 90 people resulting in severance expense of $0.7 million impacting gross profit and $2.4 million affecting operating income.

(2)	During the first quarter of 2002 and 2001, ARRIS calculated the fair market value of its investments held for resale and recorded a pre-tax mark-to-market write down on its Lucent and Avaya investments of approximately $0.2 million, and $0.4 million, respectively.

(3)	During the first quarter of 2002, ARRIS recognized a $6.8 million income tax benefit as a result of a change in tax legislation, allowing ARRIS to carry back losses for five years versus the previous limit of two years.

Note 11.	Business Acquisitions

     Acquisition of Arris Interactive L.L.C.

On August 3, 2001, the Company completed the acquisition from Nortel Networks of the portion of Arris Interactive L.L.C. that it did not own. Arris Interactive L.L.C. was a joint venture formed by Nortel and the Company in 1995, that developed products for delivering voice and data services over hybrid fiber-coax networks. The Company decided to complete the transaction so that it would be able to expand its customer base and technology capabilities in the broadband access over cable market. Further, as a result of the acquisition, the Company will be able to evolve from a limited distributor of the Arris Interactive

ARRIS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

L.L.C. products to the developer and primary global channel to market for the products. Immediately prior to the acquisition the Company owned approximately 18.75% and Nortel owned the remainder. As part of this transaction:

•	An holding company, ARRIS, was formed

•	ANTEC, its predecessor, merged with a subsidiary of ARRIS and the outstanding ANTEC common stock was converted, on a share-for-share basis, into common stock of ARRIS Group, Inc.

•	Nortel and the Company contributed to Arris Interactive approximately $131.6 million in outstanding indebtedness and adjusted their ownership percentages in Arris Interactive to reflect these contributions

•	Nortel exchanged its remaining ownership interest in Arris Interactive for 37 million shares of ARRIS common stock (approximately 49.2% of the total shares outstanding following the transaction) and a subordinated redeemable preferred membership interest in Arris Interactive with a face amount of $100 million

•	ANTEC, now a wholly-owned subsidiary of ARRIS, changed its name to Arris International, Inc.

•	ARRIS issued approximately 2.1 million options and 95,000 shares of restricted stock to Arris Interactive employees

Following the transactions, Nortel designated two new members to the Company’s Board of Directors. Nortel’s ownership interest in ARRIS is governed in part, by an Investor Rights Agreement.

The preferred membership interest is redeemable in approximately four quarterly installments commencing February 3, 2002, provided that certain availability and other tests are met under the Company’s revolving credit facility as described in Note 6 of the Notes to the Consolidated Financial Statements. No amounts were redeemed during the quarter ended March 31, 2002. Those tests were not met as of February 3, 2002, and are not expected to be met in 2002.

The following is a summary of the purchase price allocation to record the Company’s purchase of Nortel Networks’ ownership interest in Arris Interactive for 37,000,000 shares of ARRIS Group, Inc. common stock on August 3, 2001 at $6.14 per share as of April 9, 2001 (date of definitive agreement):

(in thousands)
37,000,000 shares of ARRIS’ $0.01 par value common stock at $6.14 per share	$227,180
Acquisition costs (banking fees, legal and accounting fees, printing costs)	7,616
Write-off of abandoned leases and related leasehold improvements	2,568
Fair value of stock options to Arris Interactive L.L.C. employees	12,531
Other	1,346

Adjusted Purchase Price	$251,241

Allocation of Purchase Price
Net tangible assets acquired	$56,048
Existing technology (to be amortized over 3 years)	51,500
In-process research and development	18,800
Goodwill (not deductible for income tax purposes)	124,893

Total Allocated Purchase Price	$251,241

ARRIS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The value assigned to in-process research and development, in accordance with accounting principles generally accepted in the United States, was written off at the time of acquisition. The $18.8 million of in-process research and development valued for the transaction related to two projects that were targeted at the carrier-grade telephone and high-speed data markets. The value of the in-process research and development was calculated separately from all other acquired assets. The projects included:

•	Multi-service Access System (“MSAS”), a high-density multiple stream cable modem termination system providing carrier-grade availability and high-speed routing technology on the same headend targeted at the carrier-grade telephone and high-speed data market. There are specific risks associated with this in-process technology. As the MSAS has a unique capability to perform hardware sparing through its functionality via use of a radio frequency switching matrix, there is risk involved in being able to achieve the isolation specifications related to this type of technology. Subsequent to December 31, 2001 the MSAS project was discontinued because of a product overlap with Cadant, Inc.

•	Packet Port II, an outside voice over internet protocol terminal targeted at the carrier-grade telephone market. There are specific risks associated with this in-process technology. Based on the key product objectives of the Packet Port II, from a hardware perspective, the product is required to achieve power supply performance capable of meeting a wide range of input power, operating conditions and loads. From a software perspective, the Company is dependent on a third party for reference design software critical to this product. Since development of this reference design software is currently in process, the ordinary risks associated with the completion and timely delivery of the software are inherent to this project. Additionally, there are sophisticated power management techniques required to meet the target power consumption of this product. There are technical/schedule risks associated with implementing processor power down that can simultaneously meet power consumption targets without affecting the voice or data functionality of this technology application. It is anticipated that the Packet Port II project will be in service in field trials during 2002 and is expected to begin contributing to consolidated revenues in 2002. First prototypes of the Packet Port II are currently being developed. This will allow testing on the functionality of the major subsystems of this product.

The following table identifies specific assumptions for the projects, in millions:

	Fair Value at	Estimated	Expected	Expected
	Date of	Percentage of	Cost to	Date to	Discount
Project	Valuation	Completion	Complete	Complete	Rate

MSAS	$16.9	68.9%	$9.9	July 2002	32%
Packet Port II	$1.9	41.5%	$11.3	March 2002	32%

     Valuation of in-process research and development

The fair values assigned to each developed technology as related to this transaction were valued using an income approach based upon the current stage of completion of each project in order to calculate the net present value of each in-process technology’s cash flows. The cash flows used in determining the fair value of these projects were based on projected revenues and estimated expenses for each project. Revenues were estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles, the estimated life of each product’s underlying technology, and historical pricing. Estimated expenses include cost of goods sold, selling, general and administrative and research and development expenses. The estimated research and development expenses include costs to maintain the products once they have been introduced into the market, and costs to complete the in-process research and development. It is anticipated that the acquired in-process technologies will yield similar prices and margins that have been historically recognized by Arris Interactive and expense levels consistent with historical expense levels for similar products.

ARRIS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A risk-adjusted discount rate was applied to the cash flows related to each existing products’ projected income stream for the years 2002 through 2006. This discount rate assumes that the risk of revenue streams from new technology is higher than that of existing revenue streams. The discount rate used in the present value calculations was generally derived from a weighted average cost of capital, adjusted upward to reflect the additional risks inherent in the development life cycle, including the useful life of the technology, profitability levels of the technology, and the uncertainty of technology advances that are known at the assumed transaction date. Product-specific risk includes the stage of completion of each product, the complexity of the development work completed to date, the likelihood of achieving technological feasibility, and market acceptance.

     Acquisition of Cadant, Inc.

On January 8, 2002, ARRIS completed the acquisition of substantially all of the assets of Cadant, Inc., a privately held designer and manufacturer of next generation cable modem termination systems (“CMTS”). The Company decided to complete the transaction because it believed the acquisition would enhance the Company’s product portfolio and development capabilities in the broadband access over cable market. As part of this transaction:

•	ARRIS issued 5.25 million shares of ARRIS common stock for the purchase of substantially all of Cadant’s assets and certain liabilities.

•	ARRIS agreed to pay up to 2.0 million shares based upon future sales of the CMTS product through January 8, 2003.

•	ARRIS assumed approximately $16.5 million in liabilities from Cadant, Inc.

•	ARRIS issued 2,000,000 options and 250,000 shares of restricted stock to Cadant employees

The following is a summary of the preliminary purchase price allocation to record ARRIS’ purchase price of the assets and certain liabilities of Cadant, Inc. for 5,250,000 shares of ARRIS Group, Inc. common stock based on the average closing price of ARRIS’ common stock for 5 days prior and 5 days after the date of the definitive agreement as quoted on the Nasdaq National Market System.

ARRIS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The excess of the purchase price over the fair value of the net tangible and intangible assets acquired has been allocated to goodwill. Although the purchase price and its allocation are not final, it is anticipated that a portion of the purchase price will be allocated to existing technology. The final allocation of the purchase price will be determined after completion of thorough analyses to identify and determine the fair values of Cadant’s tangible and identifiable intangible assets and liabilities as of the date the transaction was completed. Any change in the fair value of the net assets of Cadant will change the amount of the purchase price allocable to goodwill.

(Unaudited)
(in thousands)
5,250,000 shares of ARRIS Group, Inc.’s $0.01 par value common stock at $10.631 per common share	$55,813
Acquisition costs (banking fees, legal and accounting fees, printing costs)	676
Fair value of stock options to Cadant, Inc. employees	12,760
Assumption of certain liabilities of Cadant, Inc.	16,528

Adjusted preliminary purchase price	$85,777

Allocation of Preliminary Purchase Price:
Net tangible assets acquired	$4,578
Existing technology (to be amortized over 3 years)	53,000
Goodwill (not deductible for income tax purposes)	28,199

Total allocated preliminary purchase price	$85,777

Supplemental Pro Forma Information

Presented below is summary unaudited pro forma combined financial information for the Company, Arris Interactive L.L.C. and Cadant, Inc. to give effect to the transactions. This summary unaudited pro forma combined financial information is derived from the historical financial statements of the Company, Arris Interactive L.L.C. and Cadant, Inc. This information assumes the transaction was consummated at the beginning of the applicable period. This information is presented for illustrative purposes only and does not purport to represent what the financial position or results of operations of the Company, Arris Interactive L.L.C., Cadant, Inc., or the combined entity would actually have been had the transaction occurred at the applicable dates, or to project the Company’s, Arris Interactive L.L.C.’s, Cadant, Inc.’s or the combined entity’s results of operations for any future period or date. The actual results of Arris Interactive L.L.C.

ARRIS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are included in the Company’s operations from August 4, 2001 to March 31, 2002. The actual results of Cadant, Inc. are included in the Company’s operations from January 8, 2002 to March 31, 2002.

	Three Months Ended
	March 31,

	2002	2001

	(in thousands,
	except per share data)
	(Unaudited)
Net sales	$191,567	$237,201
Gross profit	59,515	50,437
Operating loss(1)(3)	(3,514)	(27,741)
Loss before income taxes	(9,471)	(33,216)
Net loss(2)	(2,671)	(30,015)

Net loss per common share:
Basic	$(0.03)	$(0.37)

Diluted	$(0.03)	$(0.37)

Weighted average common shares:
Basic	80,725	80,502

Diluted	80,725	80,502

(1)	In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized, but reviewed annually for impairment. The provisions of Statement No. 142 state that goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not be amortized. The information presented above, therefore, does not include amortization expense on the goodwill acquired in these transactions.

(2)	In accordance with SFAS No. 109, Accounting for Income Taxes, a valuation reserve against deferred tax assets was recorded as a result of the restructuring and impairment charges during the third quarter 2001. Therefore, no additional adjustment for tax expense (benefit) was reflected in the information presented above.

The following table represents the amount assigned to each major asset and liability caption of Arris Interactive as of August 3, 2001 and Cadant, Inc. as of January 8, 2002.

	As of Acquisition Date

	Arris
	Interactive
	L.L.C.	Cadant, Inc.

	(in thousands)
Total current assets	$179,909	$297
Property, plant and equipment, net	$23,209	$4,281
Goodwill	$124,893	$28,199
Intangible assets (existing technology)	$51,500	$53,000
Total assets	$379,511	$85,777
Total current and long-term liabilities	$67,208	$16,528
Total liabilities and membership interest	$167,208	$16,528
Total stockholders’ equity	$212,303	$—

ARRIS GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12.     Subsequent Events

As of March 31, 2002, there were $115.0 million of the Company’s 4.5% Convertible Subordinated Notes (“Notes”) due 2003 outstanding. In April 2002, ARRIS exchanged 1,017,285 shares of its common stock for $9.75 million of Notes in private transactions. On May 10, 2002, as part of a public exchange offer, the Company exchanged approximately 577,000 shares of its common stock for approximately $5.65 million of Notes. The Company will be recording the exchanges in accordance with SFAS No. 84, Induced Conversions of Convertible Debt. The Statement requires the recognition of an expense equal to the fair value of additional shares of common stock issued in excess of the number of shares that would have been issued upon conversion under the original terms of the Notes. As a result, in connection with these exchanges, the Company will be recording a non-cash loss of approximately $8.7 million, based upon an assumed weighted average common stock value of $9.10 (as compared with a common stock value of $24.00 per share in the original conversion ratio for the Notes). The Company is continuing to talk with holders of a significant portion of the remaining Notes regarding future exchanges of their Notes for common stock, which may be on terms different from the prior exchanges.

On April 24, 2002 ARRIS Group, Inc. entered into a definitive agreement to sell Keptel, a product line of the Company, to an undisclosed buyer. Keptel designs and markets network interface systems and fiber optic cable management products primarily for traditional telco residential and commercial applications. The transaction, which closed on April 25, 2002, is valued at approximately $30.0 million plus an additional potential earnout for ARRIS over a twenty-four month period based on sales achievements. The transaction also includes a distribution agreement whereby ARRIS will continue to distribute Keptel products. The Keptel product line accounted for approximately $58.0 million or 7.8% of ARRIS revenues in 2001. As a result of the transaction, ARRIS will record a charge of approximately $40.0 to $50.0 million, predominantly related to the write-off of Keptel related goodwill. Due to the Company’s adoption of SFAS No. 142, it is expected that a substantial portion of the write-off of goodwill will ultimately be reflected in ARRIS’ first quarter 2002 results as a cumulative effect adjustment of a change in accounting principle.

PROSPECTUS

21,000,000 Shares

ARRIS GROUP, INC.

Common Stock

         By this prospectus, Nortel Networks LLC may offer and sell, from time to time, up to 21,000,000 shares of common stock offered by it under this prospectus. For additional information on the methods of sale, you should refer to the section of this prospectus entitled “Plan of Distribution.” The shares of common stock registered under this prospectus may be sold by Nortel Networks directly to purchasers or through agents, underwriters, or dealers on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices which will be determined at the time of sale. If required, the name of any agents, underwriters or dealers and any other required information will be set forth in a supplement to this prospectus. We will bear the expenses and fees incurred in registering the shares offered by this prospectus. Nortel Networks will pay any brokerage commissions or discounts attributable to the sale of its shares. We will not receive any of the proceeds from the sale of common stock by Nortel Networks.

      Shares of our common stock are listed on the Nasdaq National Market under the symbol “ARRS.”

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of this prospectus and the risk factors contained in the reports incorporated by reference in this prospectus for a discussion of risks associated with owning our common stock.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is June 7, 2002

      As used in this prospectus, the terms “ARRIS,” “we,” “our,” and “us” and other similar terms refer to ARRIS Group, Inc. and its consolidated subsidiaries, unless we specify otherwise.

i

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this process, Nortel Networks may, over the next two years, sell up to 21,000,000 shares of our common stock in one or more offerings. This prospectus provides you with a general description of the common stock Nortel Networks may offer. The stockholder of record in this offering is Nortel Networks LLC, a wholly owned subsidiary of Nortel Networks Inc. and an indirect subsidiary of Nortel Networks Corporation. Nortel Networks Corporation exercises sole voting and investment power with respect to the shares being offered hereby by Nortel Networks LLC. For convenience, this prospectus uses “Nortel Networks” to refer to all of Nortel Networks Corporation, Nortel Networks Inc. and Nortel Networks LLC and specifies the specific entity only where material.

      Each time Nortel Networks sells common stock under this prospectus, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

      ARRIS files annual, quarterly and special reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by ARRIS with the SEC can be inspected and copied at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and from the web site that the SEC maintains at http://www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our common stock is quoted on the Nasdaq National Market under the symbol “ARRS.”

      We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the internet at the SEC’s web site. We have included this prospectus in our registration statement that we filed with the SEC. The registration statement provides additional information that we are not required to include in the prospectus. You can receive a copy of the entire registration statement as described above. Although this prospectus describes the material terms of certain contracts, agreements and other documents filed as exhibits to the registration statement, you should read the exhibits for a more complete description of the document or matter involved.

      This prospectus is part of a registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of ours, you should refer to the exhibits that are part of the registration statement for a copy of the referenced contract or document.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will automatically update and supersede this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (File No. 001-16631) after the initial filing of the registration statement that contains this prospectus and prior to the termination of this offering:

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2001;

(b)	Our Current Report on Form 8-K, dated January 8, 2002;

(c)	Amendment No. 1 to our Current Report on Form 8-K/ A, dated January 8, 2002;

(d)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

(e)	Our Current Report on Form 8-K, dated April 24, 2002;

(f)	Our Proxy Statement for our Annual Meeting of stockholders which was held on May 29, 2002 (other than the material contained under the captions “Compensation Committee Report on Executive Compensation,” “Report of Audit Committee,” “Performance Graph,” “Independent Auditors and Their Fees,” and “Appendix — ARRIS Group, Inc. Audit Committee Charter”);

(g)	The audited financial statements of Arris Interactive L.L.C. appearing on pages F-2 through F-15 of Amendment No. 2 to our Registration Statement on Form S-4 (Registration No. 333-61524) filed on July 2, 2001 under the name Broadband Parent Corporation; and

(h)	The description of our common stock contained in our Registration Statement on Form 8-A, as filed on August 3, 2001, as amended by our Registration Statement on Form 8-A/ A as filed on August 7, 2001, including any amendments or reports filed for the purpose of updating such descriptions.

      We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address: ARRIS Group, Inc., 11450 Technology Circle, Duluth, Georgia 30097, (678)473-2000, Attn: Secretary.

ABOUT ARRIS

      We provide cable telephony, high-speed data, transmission and optical transport solutions for broadband local access networks. Our products, which span from the cable operator’s headend, or central office facilities, to the subscriber premises, allow cable operators to offer toll quality voice, high-speed data and video services cost efficiently over an integrated hybrid fiber/coax, or HFC, network. Our broadband products, which represent our largest and fastest growing product category in terms of revenues, include our constant bit rate and Voice over Internet Protocol, or VoIP, cable telephony and data product lines. We are the market leader in cable telephony with over 42 customers serving subscribers in 101 cities in 13 countries. We have approximately 14 million lines of installed telephony capacity with approximately 3 million active lines.

      We are the successor to ANTEC Corporation. In August 2001, Nortel Networks and ANTEC combined their joint venture, Arris Interactive L.L.C., with ANTEC to create our current company, ARRIS Group, Inc., which was formerly known as Broadband Parent Corporation.

      We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 11450 Technology Circle, Duluth, Georgia 30097, and our telephone number is (678)473-2000.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus and in our other filings incorporated by reference before deciding to invest in our common stock. The risks described below and in our other filings incorporated by reference are not the only ones facing our company. Additional risks not presently known to us, or which we currently consider immaterial may also adversely affect our company. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you could lose part or all of your investment.

Our business is dependent on customers’ capital spending on broadband communication systems, and reductions by customers in capital spending could adversely affect our business.

      Our performance has been largely dependent on customers’ capital spending for constructing, rebuilding, maintaining or upgrading broadband communications systems. Capital spending in the telecommunications industry is cyclical. A variety of factors will affect the amount of capital spending, and therefore, our sales and profits including:

•	general economic conditions;
•	availability and cost of capital;
•	other demands and opportunities for capital;
•	regulations;
•	demands for network services;
•	competition and technology; and
•	real or perceived trends or uncertainties in these factors.

The markets in which we operate are intensely competitive, and competitive pressures may adversely affect our results of operations.

      The markets for broadband communication systems are extremely competitive and dynamic, requiring the companies that compete in these markets to react quickly and capitalize on change. This will require us to retain skilled and experienced personnel as well as deploy substantial resources toward meeting the ever-changing demands of the industry. We compete with national and international manufacturers, distributors and wholesalers including many companies larger than us. Our major competitors include:

•	ADC Telecommunications;
•	C-COR.net;
•	Cisco Systems;
•	Harmonic;
•	Juniper Networks;
•	Motorola;
•	Phillips;
•	Riverstone Networks;
•	Scientific-Atlanta;
•	Tellabs; and
•	Terayon Communications Systems.

      The rapid technological changes occurring in the broadband markets may lead to the entry of new competitors, including those with substantially greater resources than us. Since the markets in which we compete are characterized by rapid growth and, in some cases, low barriers to entry, smaller niche market companies and start-up ventures also may become principal competitors in the future. Actions by existing competitors and the entry of new competitors may have an adverse effect on our sales and profitability. The broadband communications industry is further characterized by rapid technological change. In the future, technological advances could lead to the obsolescence of some of our current products, which could have a material adverse effect on our business.

      Further, many of our large competitors are in a better position to withstand any significant reduction in capital spending by customers in these markets. They often have broader product lines and market focus and therefore will not be as susceptible to downturns in a particular market. In addition, several of our competitors have been in operation longer than us and they therefore have more long-standing and established relationships with domestic and foreign broadband service providers than do we. We may not be able to compete successfully in the future, and competition may harm our business.

Our business has primarily come from several key customers. The loss of one of these customers or a significant reduction in services to one of these customers would have a material adverse effect on our business.

      Our two largest customers are AT&T, including AT&T Broadband, and Cox Communications. For the three months ended March 31, 2002, sales to AT&T Broadband and its parent AT&T accounted for approximately 27.2% of our total sales, while sales to Cox Communications accounted for approximately 17.2%. We currently are the exclusive provider of telephony products for both AT&T Broadband in eight metro areas and Cox Communications. In addition, Cabovisao and Adelphia accounted for approximately 9.4% and 8.9% of our total sales for the first quarter of 2002. The loss of AT&T Broadband, Cox Communications or one of our other large customers, or a significant reduction in the services provided to any of them would have a material adverse impact on our business.

Developments relating to Adelphia Communications Corporation may adversely affect our business and results of operations.

      Adelphia, which accounted for 8.9% of our sales in the first quarter of 2002 and 8.1% of our total sales for 2001, recently announced that it intends to restate its 1999, 2000 and 2001 financial statements subject to the completion of its annual audit work with its independent auditors, and it has delayed filing its Annual Report on Form 10-K. Adelphia has indicated that the restatements will tentatively reflect borrowings and related interest expense under certain co-borrowing arrangements with various entities affiliated with the Rigas family, who founded Adelphia and controls approximately 60% of the voting power, which amounted to approximately $3.1 billion as of December 31, 2001.

      On June 3, 2002, Adelphia’s common stock was delisted from the Nasdaq National Market, in part because of Adelphia’s failure to file its Annual Report. The delay in filing its Annual Report constitutes an event of default under certain public debentures and under its subsidiary’s principal credit agreements and the delisting also triggers a default provision with convertible bondholders, allowing them to demand $1.4 billion in cash from Adelphia.

      Recently, Adelphia has announced the resignations of four members of the Rigas family who were serving as executive officers and directors of Adelphia, including its chief executive officer and its chief financial officer. In addition, Adelphia announced that it was being investigated by the Securities and Exchange Commission and by federal grand juries in New York and Pennsylvania. Adelphia also has announced that it missed $44.7 million of interest and dividend payments due on May 15, 2002. Moody’s Investor Service has downgraded the ratings for Adelphia and its subsidiaries and left their ratings under review for possible further downgrade and warned that bankruptcy was an increasing likelihood. Standard & Poors has lowered its corporate credit rating on Adelphia and revised the credit watch implications to negative.

      On May 22, 2002, we announced that Adelphia indicated to us that for the near future it would not be issuing new orders for our products as it continues its efforts to conserve capital. As a result, we expect that our sales and total revenues will be adversely affected. In addition, our accounts receivable from Adelphia at June 5, 2002 totaled approximately $19.6 million. We have not determined whether we will record an allowance with respect to these receivables. If we were to take an allowance for the full amount of the receivables, the effect would be to reduce our earnings by 24 cents per share. The revenue loss associated with Adelphia primarily affects our supplies and services product category, which has approximately $70 million of goodwill associated with it. We cannot presently determine whether this goodwill will be impaired as a result of the Adelphia developments. We cannot predict what further effects the developments relating to Adelphia will have on our business.

An inability to fully develop a sales, distribution and support infrastructure in international markets and the costs associated with developing this infrastructure may adversely affect our results of operations.

      Historically, Arris Interactive relied upon Nortel Networks exclusively for sales, distribution and support of its products in the international markets and for certain customers in the North American market. We entered into a non-exclusive sales representation agreement with Nortel Networks to market Arris Interactive’s products. This agreement terminated on December 31, 2001, with respect to the North American market and this agreement will terminate on December 31, 2003, with respect to international markets. In June 2001, Nortel Networks announced that it was realigning its business, which will include the discontinuance of Nortel Networks’ access solutions operations, including its Arris Interactive related operations. To avoid reliance on Nortel Networks and other third parties, we have attempted to develop our own sales, marketing, distribution and support infrastructure, particularly to support and enhance our international sales. However, these efforts may not be successful, or if successful, might not be sufficient to offset sales lost from the discontinuance of our relationship with Nortel Networks.

Our credit facility imposes financial covenants that may adversely affect the realization of our strategic objectives.

      We and certain of our subsidiaries have entered into a revolving credit facility providing for borrowing up to a committed amount of $143.0 million, with borrowing also limited by a borrowing base determined by reference to eligible accounts receivable and, subject to obtaining appropriate appraisals, eligible inventory. As of June 2, 2002, the borrowing base was $22.0 million. The committed amount under this revolving credit facility may be increased by up to $25.0 million, under certain conditions at a later date upon the agreement of the lenders thereunder. The credit facility imposes, among other things, covenants limiting the incurrence of additional debt and liens and requires us to meet certain financial objectives.

      The credit facility has a maturity date of August 3, 2004. However, the maturity date of the credit facility will be March 31, 2003 in the event that approximately $54 million in principal amount of our 4 1/2% convertible subordinated notes due May 15, 2003 are not either refinanced or converted to our common stock prior to March 31, 2003 in a manner satisfactory to the lenders under the credit facility. In April 2002, we exchanged 1,017,285 shares of our common stock for $9.75 million of the notes in private transactions and announced an additional public exchange offer for up to $70.0 million of the notes. The public exchange offer expired May 10, 2002 with $5.65 million of the notes being tendered in exchange for 576,504 shares of our common stock. After giving effect to these transactions, there was $99.6 million in principal amount of the notes outstanding. The acceleration of the maturity date of the credit facility could have a material adverse effect on our business.

We have substantial stockholders that may not act consistent with the interests of the other stockholders.

      As of May 31, 2002, Nortel Networks owned approximately 45.2% of our common stock and after selling its shares of our common stock offered by this prospectus, it would own approximately 19.6% of our common stock as of that date. Liberty Media Group, which is not a selling stockholder under this prospectus, beneficially owned approximately 9.3% of our common stock. These respective ownership interests result in both Nortel Networks and Liberty Media having a substantial influence over us. Nortel Networks and Liberty Media may not exert their respective influences or sell their respective shares at a time or in a manner that is consistent with the interests of other stockholders. Even after selling 21,000,000 shares of common stock offered by this prospectus, Nortel Networks will still be, in its capacity as a large stockholder, able to significantly influence stockholder action, including, for instance, stockholder approval of a merger or large acquisition.

Our largest stockholder is selling a large portion of our common stock, which could cause the price of our stock to decline.

      Under the registration statement of which this prospectus is a part, Nortel Networks is registering a substantial amount of our common stock to be sold in the public market. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could lower the price of our common stock. Nortel Networks is exercising its rights under a registration rights agreement with us so that it is able to offer and sell shares of our common stock under this prospectus. However, assuming all the shares of our common stock offered by this prospectus are sold, Nortel Networks will still own 16,000,000 shares of our common stock. These shares will still be subject to the registration rights agreement between us and Nortel Networks. This means that Nortel Networks will have the power to cause us to initiate a public offering for all or part of Nortel Networks’ remaining shares of our common stock, subject to the standstill agreement between Nortel Networks and Liberty Media whereby Nortel Networks and Liberty Media have agreed not to exercise their registration rights or sell any shares of our common stock held by them pursuant to Rule 144 of the Securities Act during the restricted period (excluding the shares registered by the registration statement of which this prospectus is a part). Further, Nortel Networks could cause us to file a shelf registration statement, which would allow Nortel Networks to sell the remainder of its ARRIS shares on the open market at an undetermined point in the future. Liberty Media currently has similar registration rights. Through the exercise of their registration rights, either Nortel Networks or Liberty Media or both could sell a large number of shares to the public after the expiration or termination of the standstill agreement. For more information on the standstill agreement between Nortel Networks and Liberty Media, see the section of this prospectus entitled “Selling Stockholder.”

      Nortel Networks also owns a redeemable membership interest in Arris Interactive. The terms of the membership interest may require Nortel Networks to exchange the membership interest for common stock, preferred stock (which may be convertible), or notes (which may be convertible) upon the happening of certain circumstances. The exchange for, and conversion into, our common stock would occur at the then prevailing market price of the common stock. Since some of the circumstances under which exchange and/or conversion is permitted may occur in the event that we are in significant financial distress, it is possible that the market price of the common stock would be quite low and that Nortel Networks would be able to convert its new membership interest into a significant, but presently undeterminable, portion of our common stock which could dilute our other stockholders.

We may adopt a shareholder rights plan or take other actions that could delay or prevent a third-party acquisition.

      In connection with both the registration of the shares offered under this prospectus and the standstill agreement between Nortel Networks and Liberty Media, we agreed, under certain circumstances, to relax restrictions in the investor rights agreement that will make it easier for Nortel Networks to sell its shares of our stock beginning September 30, 2002. As a result, our board of directors has considered whether the adoption of a shareholder rights plan (commonly known as a “poison pill”) is appropriate, and prior to September 30, 2002, we expect that our board of directors again will consider adopting a shareholder rights plan which, if adopted, could make it more difficult for a third party to acquire us or may delay that process. For more information on the standstill agreement see the section of this prospectus entitled “Selling Stockholder.”

We may dispose of existing product lines or acquire new product lines in transactions that may adversely impact us and our future results.

      On an ongoing basis, we evaluate our various product offerings in order to determine whether any should be sold or closed and whether there are businesses that we should pursue acquiring. Future acquisitions and divestitures entail various risks, including:

•	the risk that we will not be able to find a buyer for a product line while product line sales and employee morale will have been damaged because of general awareness that the product line is for sale;

•	the risk that the purchase price obtained will not be equal to the book value of the assets for the product line that we sell; and

•	the risk that acquisitions will not be integrated or otherwise perform as expected.

Products currently under development may fail to realize anticipated benefits.

      Rapidly changing technologies, evolving industry standards, frequent new product introductions and relatively short product life cycles characterize the markets for our products. The technology applications currently under development by us may not be successfully developed. Even if the developmental products are successfully developed, they may not be widely used or we may not be able to successfully exploit these technology applications. To compete successfully, we must quickly design, develop, manufacture and sell new or enhanced products that provide increasingly higher levels of performance and reliability. However, we may not be able to successfully develop or introduce these products if our products:

•	are not cost effective;

•	are not brought to market in a timely manner;

•	fail to achieve market acceptance; or

•	fail to meet industry certification standards.

      Furthermore, our competitors may develop similar or alternative new technology applications that, if successful, could have a material adverse effect on us. Our strategic alliances are based on business relationships that have not been the subject of written agreements expressly providing for the alliance to continue for a significant period of time. The loss of a strategic partner could have a material adverse effect on the progress of new products under development with that partner.

Consolidations in the telecommunications industry could result in delays or reductions in purchases of products, which would have a material adverse effect on our business.

      The telecommunications industry has experienced the consolidation of many industry participants and this trend is expected to continue. We and one or more of our competitors may each supply products to businesses that have merged or will merge in the future. Consolidations could result in delays in purchasing decisions by the merged businesses, and we could play either a greater or lesser role in supplying the communications products to the merged entity. These purchasing decisions of the merged companies could have a material adverse effect on our business.

      Mergers among the supplier base also have increased, and this trend may continue. The larger combined companies with pooled capital resources may be able to provide solution alternatives with which we would be put at a disadvantage to compete. The larger breadth of product offerings by these consolidated suppliers could result in customers electing to trim their supplier base for the advantages of one-stop shopping solutions for all of their product needs. These consolidated supplier companies could have a material adverse effect on our business.

Our success depends in large part on our ability to attract and retain qualified personnel in all facets of our operations.

      Competition for qualified personnel is intense, and we may not be successful in attracting and retaining key executives, marketing, engineering and sales personnel, which could impact our ability to maintain and grow our operations. Our future success will depend, to a significant extent, on the ability of our management to operate effectively. In the past, competitors and others have attempted to recruit our employees and in the future, their attempts may continue. The loss of services of any key personnel, the inability to attract retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and other technical professionals could negatively affect our business.

We are substantially dependent on contract manufacturers, and an inability to obtain adequate and timely delivery of supplies could adversely affect our business.

      Many components, subassemblies and modules necessary for the manufacture or integration of our products are obtained from a sole supplier or a limited group of suppliers, including Nortel Networks. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks including a potential inability to obtain an adequate supply of required components, subassemblies or modules and reduced control over pricing, quality and timely delivery of components, subassemblies or modules. Historically, we have not generally maintained long-term agreements with any of our suppliers or subcontractors. An inability to obtain adequate deliveries or any other circumstance that would require us to seek alternative sources of supply could affect our ability to ship products on a timely basis. Any inability to reliably ship our products on time could damage relationships with current and prospective customers and harm our business.

Our international operations may be adversely affected by any decline in the demand for broadband systems designs and equipment in international markets.

      Sales of broadband communications equipment into international markets are an important part of our business. The entire line of our products is marketed and made available to existing and potential international customers. In addition, United States broadband system designs and equipment are increasingly being employed in international markets, where market penetration is relatively lower than in the United States. While international operations are expected to comprise an integral part of our future business, international markets may no longer continue to develop at the current rate, or at all. We may fail to receive additional contracts to supply equipment in these markets.

Our international operations may be adversely affected by changes in the foreign laws in the countries in which we have manufacturing or assembly plants.

      A significant portion of our products are manufactured or assembled in Mexico and the Philippines and other countries outside of the United States. The governments of the foreign countries in which we have plants may pass laws that impair our operations, such as laws that impose exorbitant tax obligations or nationalize these manufacturing facilities.

We may face difficulties in converting earnings from international operations to U.S. dollars.

      We may encounter difficulties in converting our earnings from international operations to U.S. dollars for use in the United States. These obstacles may include problems moving funds out of the countries in which the funds were earned and difficulties in collecting accounts receivable in foreign countries where the usual accounts receivable payment cycle is longer.

Our profitability has been, and may continue to be, volatile, which could adversely affect the price of our stock.

      We have experienced several years with significant operating losses. Although we have been profitable in the past, we may not be profitable or meet the level of expectations of the investment community in the future, which could have a material adverse impact on our stock price. In addition, our operating results may be adversely affected by timing of sales or a shift in our products mix, which may add to the volatility of our results.

We may face higher costs associated with protecting our intellectual property.

      Our future success depends in part upon our proprietary technology, product development, technological expertise and distribution channels. We cannot predict whether we can protect our technology, or whether competitors can develop similar technology independently. We have received and may continue to receive from third parties, including some of our competitors, notices claiming that we have infringed upon third-party patents or other proprietary rights. Any of these claims, whether with or without merit, could result in costly litigation, divert the time, attention and resources of our management, delay our product shipments, or require us to enter into royalty or licensing agreements. If a claim of product infringement against us is successful and we fail to obtain a license or develop non-infringing technology, our business and operating results could be adversely affected.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

      This document contains numerous forward-looking statements about our financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for stock or ownership interests and other matters. The words “estimate,” “project,” “intend,” “expect,” “believe,” “forecast” and similar expressions are intended to identify these forward-looking statements, but some of these statements may use other phrasing. Any statement in this document that is not a historical fact is a forward-looking statement. Except to the extent required by applicable law, we expressly disclaim any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Such forward-looking statements, wherever they occur in this document, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements are described in the risk factors above and elsewhere in this document. In addition to the foregoing, (1) all of the factors affecting our business may not have been correctly identified and assessed; (2) the publicly available and other information, upon which the analysis contained in this document is based, may not be complete or correct; (3) the analysis may not be correct; or (4) the strategies, which are based in part on this analysis, may not be successful.

DESCRIPTION OF OUR CAPITAL STOCK

      Our authorized capital stock is 325,000,000 shares consisting of 320,000,000 shares of common stock and 5,000,000 shares of preferred stock, which may be issued in such series and with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be fixed from time to time by the board of directors for each series. The following summary description of various provisions of our amended and restated certificate of incorporation and our by-laws does not purport to be complete and is qualified in its entirety by reference to provisions of those documents.

Common Stock

      Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for payment of such dividends, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of ARRIS, the holders of our common stock are entitled to receive ratably the net assets of ARRIS available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

      The shares of our common stock to be offered hereby by the selling stockholder are fully paid and nonassessable.

      The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

      We have authorized 5,000,000 shares of preferred stock which may be issued with such preferences and voting rights as the board of directors, without further approval by the stockholders, may determine by duly adopted resolution. No shares of our preferred stock are currently issued and outstanding.

Certain Charter and By-Law Provisions

      Pursuant to the provisions of the Delaware General Corporation Law, or DGCL, we have adopted provisions in our amended and restated certificate of incorporation and by-laws which require us to indemnify our officers and directors to the fullest extent permitted by law, and eliminate the personal liability of our directors to us or our stockholders for monetary damages for breach of their duty of due care except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of laws;

•	for liability under Section 174 of the DGCL relating to unlawful dividends, stock repurchases or stock redemptions; or

•	for any transaction from which the director derived any improper personal benefit.

      These provisions do not eliminate a director’s duty of care. Moreover, the provisions do not apply to claims against a director for violation of laws, including Federal securities laws. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as our directors and officers.

      Our amended and restated certificate of incorporation includes a provision which allows the board of directors, without stockholder approval, to issue up to 5,000,000 shares of preferred stock with voting, liquidation and conversion rights that could be superior to and adversely affect the voting power of holders of common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of ARRIS.

Delaware Anti-Takeover Law

      As a Delaware corporation, we are subject to Section 203 of the DGCL. Under Section 203 certain “business combinations” between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203 (we have not made such election);

•	the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination is approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own.

      The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three year years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Common Stock Market Data and Dividends

      On August 6, 2001, our common stock began trading on the Nasdaq National Market under the symbol “ARRS.” Prior to the ARRIS reorganization on August 3, 2001, our common stock traded on the Nasdaq National Market under the symbol “ANTC.”

      The following table reports the high and low trading prices per share of our common stock as reported by the Nasdaq National Market for each of the quarters since January 1, 2000:

	High	Low

2000:
First Quarter	$61.25	$28.94
Second Quarter	57.00	34.38
Third Quarter	50.00	20.44
Fourth Quarter	29.75	6.88

2001:
First Quarter	14.38	6.63
Second Quarter	15.76	5.25
Third Quarter	13.59	2.68
Fourth Quarter	11.65	3.18

2002:
First Quarter	10.70	7.71
Second Quarter (through June 6, 2002)	9.90	5.94

      On June 6, 2002, the last reported sales price for our common stock as reported by the Nasdaq National Market was $5.94 per share. As of May 31, 2002, there were approximately 174 record holders of our common stock.

      We have not paid dividends on our common stock since our inception. Our primary loan agreement contains covenants that prohibit us from paying dividends.

USE OF PROCEEDS

      Nortel Networks will receive all of the proceeds from the sale of the common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock by Nortel Networks, but have agreed to bear certain expenses associated with registering the shares under federal and state securities laws.

SELLING STOCKHOLDER

      The following table sets forth certain information regarding the beneficial ownership, as of May 31, 2002, of shares of our common stock by Nortel Networks and the beneficial ownership of common stock as adjusted to reflect the sale of the common stock by Nortel Networks as if the sale of all of the shares had occurred as of May 31, 2002. Except as otherwise indicated, to our knowledge, Nortel Networks Corporation has sole voting and investment power with respect to the securities held of record by Nortel Networks LLC. The amounts set forth below are based upon information provided to us by Nortel Networks, or on our records, and are accurate to the best of our knowledge. It is possible, however, that Nortel Networks may acquire or dispose of additional shares of our common stock from time to time after the date of this prospectus and any changes of which we are advised will be set forth in a prospectus supplement to the extent so required. See “Plan of Distribution.” The common stock offered by this prospectus may be offered from time to time by Nortel Networks, or any of its pledgees, assignees, donees, distributees, transferees or other successors in interest to any or all of the shares of ARRIS common stock held by it.

		No. of Shares		Percentage of
		Owned		Common Stock
	Relationship with	Prior to	No. of Shares to be	Owned After
Name	ARRIS	Transaction	Offered for Resale	Sale

Nortel Networks LLC	See below	37,000,000	21,000,000	19.6%

Arris Interactive L.L.C. Operating Agreement and Option Agreement

      In connection with the registration of shares under the registration statement of which this prospectus is a part, we have entered into an option agreement with Nortel Networks that permits Arris Interactive to redeem Nortel Networks’ membership interest in Arris Interactive at a discount of up to 40% if Nortel Networks is able to sell a minimum of 10 million shares, or such lesser number of shares as Nortel Networks may elect to sell, in a firm commitment underwritten offering pursuant to this registration statement on or before June 30, 2002. The amount of the discount is based on the percentage of our shares of common stock that Nortel owns as of June 30, 2002. The discount percentage will be determined according to the following parameters:

Nortel Ownership Percentage of
ARRIS Common Stock	Discount
as of June 30, 2002	Percentage

Less than 20%	40%
20% or more, but less than 21.5%	30%
21.5% or more, but less than 23%	27.5%
23% or more, but less than 25%	25%
25% or more, but less than 27%	21%
27% or more	20%

      In addition, the option agreement provides that the term of the option shall commence on the closing date of the sale by Nortel Networks of at least 10 million shares, or such lesser number of shares as Nortel Networks may elect to sell, in a firm commitment underwritten offering pursuant to this registration statement and expire on June 30, 2003. We originally issued the new membership interest to Nortel Networks in connection with our acquisition from Nortel Networks in August 2001 of the portion of Arris Interactive that we did not own. As part of this transaction Nortel Networks received a new membership interest in Arris Interactive with a face amount of $100 million. The new membership interest earns a “paid in kind” return of 10% per annum, compounded annually, and would have become redeemable in approximately four quarterly installments commencing February 3, 2002, had we met certain availability and other tests under our revolving credit facility at that time. The availability tests were not met as of February 3, 2002 or May 3, 2002, and, as a result, we have not redeemed any of Nortel Networks’ membership interest. We do not anticipate that the availability tests will be met during the 2002 calendar year.

Amended and Restated Investor Rights Agreement

      In connection with our acquisition of Nortel Networks’ interest in Arris Interactive, we and Nortel Networks entered into an amended and restated investor rights agreement and an amendment thereto, governing certain aspects of the relationship of Nortel Networks and us.

      The amended and restated investor rights agreement contains, among other things, rights relating to and limitations on transactions of our common stock by Nortel Networks. Nortel Networks has agreed that it generally will not acquire additional shares of our common stock, make any proposals seeking a business combination involving us, deposit our voting securities into a voting trust, except as provided in the investor rights agreement, or make any similar arrangements regarding our voting securities, engage in a proxy contest or solicitation, call a meeting of stockholders or seek stockholder approval of any action or participate in a group with other holders of our voting securities. However, Nortel Networks may participate in discussions or negotiations regarding the acquisition of ARRIS by an unaffiliated third party. The third-party offer must be for at least 90% of the outstanding shares of our common stock held by stockholders other than Nortel Networks, its affiliates or the third party. In addition, at least a majority of the shares of our common stock held by these stockholders must be tendered in the third-party offer. The per share consideration offered to Nortel Networks and its affiliates in the third-party offer may be below the consideration offered to stockholders unaffiliated with Nortel Networks or the third party.

      In addition, the amended and restated investor rights agreement places limitations on Nortel Networks’ ability to sell or transfer any shares of common stock, except a transfer to an affiliate of Nortel Networks. Generally, Nortel Networks may sell or transfer shares of common stock only in the following transactions:

•	in a bona fide public offering effected in accordance with the registration rights agreement;

•	in a bona fide open market transaction as permitted by the provisions of Rule 144 under the Securities Act; or

•	in a privately-negotiated transaction to either an institutional investor or any other person, provided that:

•	Nortel Networks may not sell or transfer shares to any institutional investor if, after giving effect to the sale or transfer, such investor would own shares representing more than 10 percent of the outstanding voting power of ARRIS; and

•	Nortel Networks may not sell or transfer shares to any other person, other than an institutional investor, unless such person agrees to be bound by the provisions of the amended and restated investor rights agreement which limit transactions and dispositions of our capital stock.

The amended and restated investor rights agreement may be terminated by either ARRIS or Nortel Networks if:

•	a transaction as a result of a third-party offer is consummated;

•	the parties mutually agree in writing; or

•	at any time after Nortel Networks and its affiliates cease to own shares representing at least 10 percent of the total voting power of ARRIS.

      Under the amended and restated investor rights agreement, Nortel Networks may appoint two members to our board of directors. We must include the two Nortel Networks nominees in the slate of nominees recommended by the board to our stockholders for any future election of directors. However, if and when Nortel Networks and its affiliates own shares representing less than 20 percent but greater than 10 percent of our outstanding common stock, then Nortel Networks will be entitled to only one nominee on the board of directors and, if necessary, it will cause one nominee then serving on the board to resign. Further, if Nortel Networks and its affiliates cease to own shares representing at least 10 percent of our outstanding common stock, then it is not entitled to any nominees on the board and it will cause the resignation of all of its nominees then serving on the board. Nortel Networks has agreed to vote its shares of our common stock for the election of the slate of nominees proposed by us for election to its board of directors so long as Nortel Networks’ nominees are included in such slate. Nortel Networks is otherwise free to vote such shares as it elects.

      As part of our negotiations relating to the redemption of Nortel Networks’ membership interest in Arris Interactive we have agreed to amend the terms of the existing amended and restated investor rights agreement between us, Nortel Networks LLC and Nortel Networks Inc. The amendments are subject to the sale by Nortel Networks of a minimum of 10 million shares, or such lesser number of shares as Nortel Networks may elect to sell, in a firm commitment underwritten offering pursuant to this registration statement on or before June 30, 2002. The amendments will become effective upon the later of September 30, 2002, and the date that Nortel Networks’ ownership percentage drops below 27% of our common stock and would remove restrictions on Nortel Networks’ ability to sell shares of our common stock. In addition, the amendments provide that Nortel Networks would agree not to challenge a shareholder rights plan in the event that we decide to adopt such a plan.

Registration Rights Agreement

      In connection with our acquisition of Nortel Networks’ interest in Arris Interactive, we and Nortel Networks entered into a registration rights agreement. Under this agreement, we granted Nortel Networks registration rights for the common stock issued to Nortel Networks in connection with the acquisition of Arris Interactive. Nortel Networks has the right to require us to initiate a public offering for any shares requested to be sold by Nortel Networks, provided that the number of shares requested to be sold by Nortel Networks is equal to at least five percent of our then outstanding shares of common stock. Nortel Networks may exercise its rights to request a registration once during any 90-day period. Additionally, Nortel Networks has the right to participate in and sell shares of stock held by it during any public offering of our stock, whether offered by us or any other stockholder. We have agreed to pay for Nortel Networks’ expenses relating to its participation in a public offering, whether or not the offering is initiated by Nortel Networks. We may not grant registration rights to other stockholders superior to those granted to Nortel Networks without also offering such superior registration rights to Nortel Networks.

      In addition to the agreements and transactions described in this section, we and Nortel Networks are parties to other agreements which are described in the Proxy Statement for our Annual Meeting of Stockholders, which was held on May 29, 2002, under the caption “Certain Relationships and Related Transactions,” including but not limited to a transitional services agreement, a loaned employee agreement, a component supply agreement, a development agreement, a sales representation agreement and lease arrangement.

Standstill Agreement between Nortel Networks and Liberty Media

      Nortel Networks and Liberty Media have entered into a standstill agreement under which each of them has agreed that it will not exercise their registration rights or sell any shares of our common stock pursuant to Rule 144 of the Securities Act during the restricted period, excluding in the case of Nortel Networks the 21 million shares held by it that we are registering for sale under the registration statement of which this prospectus is a part. The restricted period commences on the consummation of a firm commitment underwritten public offering pursuant to this registration statement on or before June 30, 2002 and expires on the sooner of July 31, 2003 and thirty days after the completion of both of the following: (1) the refinancing, redemption or maturity of at least 66% of the original principal amount of our 4 1/2% convertible subordinated notes due May 15, 2003, and (2) the redemption by Arris Interactive of at least 66% of the original principal amount of Nortel Networks’ new membership interest in Arris Interactive plus accrued dividends.

PLAN OF DISTRIBUTION

      Nortel Networks, or its pledgees, assignees, donees, distributees, transferees, or any other successors in interest to any or all of the shares of our common stock held by Nortel Networks, has advised us that it may sell the shares from time to time on any stock exchange or automated interdealer quotation system on which the shares are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. Subject to the limitations set forth in the amended and restated investor rights agreement between us and Nortel Networks, Nortel Networks may sell the shares by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the shares are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the shares, whether or not the options are listed on an options exchange;

•	through the distribution of the shares by Nortel Networks to its partners, members, stockholders or creditors;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	any combination of any of these methods of sale.

      In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

      Nortel Networks may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers, dealers or underwriters may act as principals or as agents of Nortel Networks. Broker-dealers may agree to sell a specified number of the shares at a stipulated price per share. If the broker-dealer is unable to sell shares acting as agent for Nortel Networks, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

      Subject to the limitations set forth in the amended and restated investor rights agreement, Nortel Networks may pledge, hypothecate or grant a security interest in some or all of its shares. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be a selling stockholder. In addition, subject to the limitations set forth in the amended and restated investor rights agreement, Nortel Networks may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

      To the extent required under the Securities Act, the aggregate amount of Nortel Networks’ shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from Nortel Networks and/or purchasers of Nortel Networks’ shares, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

      Nortel Networks and any underwriters, brokers, dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions.

      Subject to the limitations set forth in the amended and restated investor rights agreement, Nortel Networks may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with them, including, without limitation, in connection with distributions of the shares by those broker-dealers. Nortel Networks may enter into options or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares pursuant to this prospectus. Nortel Networks may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby pursuant to this prospectus.

      Nortel Networks and other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by Nortel Networks and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of Nortel Networks and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

      We agreed to register the shares under the Securities Act, and, with certain exceptions, to keep the registration statement of which this prospectus is a part effective and usable until no later than two years following the date of initial effectiveness of such registration statement, which effectiveness shall terminate upon the occurrence of certain agreed upon events. We have agreed to pay all expenses in connection with the preparation and filing of the registration statement, excluding underwriting discounts, concessions, commissions or fees and expenses of Nortel Networks, such as fees and expenses of counsel of Nortel Networks.

      We will not receive any proceeds from sales of any shares by Nortel Networks.

      We cannot assure you that Nortel Networks will sell all or any portion of the shares offered hereby.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated herein by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      Ernst & Young LLP, independent auditors, have audited the financial statements of Cadant, Inc. as of December 31, 2001 and 2000, and for the years then ended, appearing in our Current Report on Form 8-K dated January 8, 2002, as amended, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Cadant, Inc.’s ability to continue as a going concern as described in Note 1 to the financial statements) included therein, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Such financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      The financial statements of Arris Interactive as of December 31, 2000 and 1999, and each of the three years in the period ended December 31, 2000 (as restated in 1998) incorporated in this prospectus by reference from the registration statement No. 333-61524 on Form S-4, as amended, of Broadband Parent Corporation have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 11), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon by Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308-2216.

15,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

                , 2002

Joint Book Running Managers

CIBC World Markets	JPMorgan

Needham & Company, Inc.

SunTrust Robinson Humphrey

H.C. Wainwright & Co., Inc.

The date of this Prospectus Supplement is         , 2002

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and the accompanying prospectus is correct only as of the date of this prospectus supplement, regardless of the time of the delivery of this prospectus supplement and the accompanying prospectus or any sale of these securities.